As filed with the Securities and Exchange Commission on January 28, 2003
                                            Registration Statement No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                                Fonix Corporation
             (Exact name of registrant as specified in its charter)

                             ----------------------

             DELAWARE                                   22-2994719
 (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

                        180 West Election Road, Suite 200
                               Draper, Utah 84020
                                 (801) 553-6600
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                             ----------------------

                                THOMAS A. MURDOCK
                                 PRESIDENT, CEO
                                Fonix Corporation
                        180 West Election Road, Suite 200
                               Draper, Utah 84020
                                 (801) 553-6600
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                            C. PARKINSON LLOYD, ESQ.
                          DURHAM JONES & PINEGAR, P.C.
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement as determined by market conditions.
                             ----------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                  Proposed           Proposed
                                                                  Maximum            Maximum
                                         Amount                   Aggregate          Aggregate          Amount of
Title of Class of Securities             To be                    Price              Offering           Registration
to be Registered                         Registered (1)           Per Share          Price              Fee
----------------------------------------------------------------------------------------------------------------------

Class A Common Stock,                   137,407,407 shares (2)    $0.03(3)       $ 4,122,222  (3)   $     380 (3)
$0.0001 par value per share
                                        -------------------                      --------------     ---------
    Totals                              137,407,407 shares                       $ 4,122,222        $     380
                                        ===================                      ==============     =========
-------------------------------------------------------------------------------------------------------------------------

(1)        All shares offered for resale by the Selling Shareholder.

(2) Comprised of shares of Class A common stock issuable upon the conversion by the Selling Stockholders of the outstanding Series D 12% Debentures (the "Debentures"), and includes (i) 46,296,296 shares issuable upon a hypothetical conversion of all of the Debentures as of January 13, 2003; (ii) 83,333,333 shares of Collateral Shares delivered into escrow to guarantee the Company's performance under the Debentures, and (iii) 7,777,778 Additional Shares issued to the Selling Shareholder in connection with the purchase of the Debentures.

(3) The fee was estimated pursuant to Rule 457(c) under the Act on the basis of the average of the bid and asked price of Fonix's Class A common stock as reported on the OTC Bulletin Board on January 24, 2003.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) OF THE ACT, MAY DETERMINE.

================================================================================

[GRAPHIC OMITTED]




                                Fonix Corporation
                               137,407,407 Shares
                Class A Common Stock, par value $0.0001 per share

      This prospectus covers the sale of up to 137,407,407 shares of our Class A common stock (the "Shares"). One of our shareholders, Breckenridge Fund, LLC (the "Selling Shareholder"), is offering all of the Shares covered by this prospectus. The Selling Shareholder will receive all of the proceeds from the sale of the Shares and we will receive none of those proceeds. The Selling Shareholder is an underwriter of the Shares.

      Investment in the Shares involves a high degree of risk. You should consider carefully the risk factors beginning on page 5 of this prospectus before purchasing any of the Shares offered by this prospectus.

      Fonix Class A common stock is quoted on the OTC Bulletin Board and trades under the symbol "FONX". The last reported sale price of our Class A common stock on the OTC Bulletin Board on January 24, 2003, was $0.03 per share. Nevertheless, the Selling Shareholder does not have to sell the Shares in transactions reported on the OTC Bulletin Board, and may offer its Shares through any type of public or private transactions.

                              --------------------





      The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved the Shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.






                                January ___, 2003

      Fonix has not registered the Shares for sale by the Selling Shareholder under the securities laws of any state. Brokers or dealers effecting transactions in the Shares should confirm that the Shares have been registered under the securities laws of the state or states in which sales of the Shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

      This prospectus is not an offer to sell any securities other than the Shares. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

      Fonix has not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Fonix or the Shares that is different from the information included or incorporated by reference in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.


                                Table of contents


Summary about Fonix Corporation and this offering...........................................................2
Risk factors................................................................................................5
Information about Fonix Corporation .......................................................................16
Management's discussion and analysis of financial condition and results of operations......................16
Special note regarding forward-looking statements..........................................................32
Market price of and dividends on Fonix Class A common stock................................................33
Selected financial data....................................................................................33
Index to financial statements of Fonix Corporation.........................................................35
Changes in and disagreements with accountants on accounting and financial disclosure.......................35
Use of proceeds............................................................................................37
Selling shareholder........................................................................................37
Plan of distribution.......................................................................................38
Regulation M...............................................................................................39
Experts....................................................................................................39
Legal matters..............................................................................................40
Recent developments........................................................................................40
Important information incorporated by reference............................................................42
Where to get additional information........................................................................43
Explanation about forward-looking information..............................................................43

                              ---------------------

                Summary about Fonix Corporation and this offering

Fonix Corporation

      Fonix Corporation is a Delaware corporation, engaged in marketing and developing proprietary technologies for speech- enabled technologies, applications and solutions. Our speech-enabled technologies, which include text-to-speech ("TTS"), neural network-based automated speech recognition ("ASR"), and handwriting recognition ("HWR"), are integrated into products and solutions for commercial and industrial applications. ASR, TTS, and HWR technologies are sometimes collectively referred to as "Core Technologies". We develop commercially available applications and solutions utilizing our Core Technologies that enable people to interact more easily with computers and electronic devices in multiple mass-market implementations. We believe our efficient and intuitive method of speech-enabled technologies enhances user productivity and efficiency in a broad range of markets for server-based and embedded applications and products.

       We currently market our Core Technologies solutions and applications to software developers, consumer electronics manufacturers, micro-processor manufacturers, third-party product developers, operating system developers, network developers and Internet-related companies. We focus our marketing efforts toward embedded systems applications for mobile and wireless electronic devices and consumer products, computer telephony, server-based solutions for Internet and telephony voice-activated applications, and personal software for consumer applications. We pursue revenue opportunities through generation of royalty fees, product and technology licenses, product sales, non-recurring engineering fees, and support agreements.

      Manufacturers of consumer electronics products, software developers and Internet content developers use software based upon our Core Technologies to simplify the use and increase the functionality of their products and services resulting in broader market opportunities and significant competitive advantage. Our solutions support multiple hardware and software platforms, are environment and speaker independent, optimize cost and power efficiencies and provide easy integration within a relatively small memory requirement as well as scalability for high density capacity.

      Our operations, including sales, marketing, engineering, product development and testing, and business development, are focused on customer needs and delivering speech-enabling applications and solutions in multiple server-based, embedded, and consumer products.

This offering

Series D Debentures

      On October 11, 2002, we entered into a Securities Purchase Agreement with Breckenridge Fund, LLC (the "Selling Shareholder"), an unaffiliated third party, for the sale of our Series D 12% Convertible Debentures (the "Debentures") in the aggregate principal amount of $1,500,000. The outstanding principal amount of the Debentures is convertible at any time at the option of the holder into shares of our Class A common stock at a conversion price equal to the average of the two lowest closing bid prices of the Class A common stock for the twenty trading days immediately preceding the conversion date multiplied by 90%. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, we are required to make principal payments of $250,000, plus accrued interest.

         We subsequently amended the repayment terms of the purchase agreement with the Selling Shareholder. Under the amended agreement, we were required to pay $100,000 on January 17, 2003; $150,000 on January 24, 2003; $150,000 on
January 30, 2003; $350,000 on February 18, 2003; $250,000 on March 20, 2003;
$250,000 on April 20, 2003; and $250,000 on May 11, 2003. There are no penalties for prepayment. Additionally, we agreed to the release of 9,503,333 of the Collateral Shares to the Selling Shareholder as consideration to the Selling Shareholder for revising the terms of the purchase agreement.

         In connection with the sale of the Debentures, we issued, as collateral to secure our performance under the Debenture, 83,333,333 shares of Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares will not be released to the Selling Shareholder unless we are delinquent with respect to payments under the Debenture. If we are delinquent under the revised payment schedule, the Selling Shareholder is entitled to receive a penalty of five percent of the then-outstanding principal amount of the debenture, payable in cash or shares released from the Collateral Shares. Additionally, as further consideration for the sale of the Debentures, we issued 7,777,778 shares to the Selling Shareholder (the "Additional Shares").

      In connection with the sale of the Debentures, we agreed to register the resale of the shares underlying the Debentures, the Collateral Shares, and the Additional Shares. This prospectus and the registration statement of which it is a part register the resale by the Selling Shareholder of the shares underlying the Debentures, the Collateral Shares, and the Additional Shares.

      The following table identifies the total principal amount of the Debentures outstanding, and the total number of shares of Class A common stock that would be issuable, assuming that the full amounts of the Debentures outstanding as of January 27, 2003, were converted by Breckenridge, and further assuming that the applicable conversion or exercise prices at the time of such conversion or exercise were the following amounts. The calculations below exclude the issuance of shares of Class A common stock as payment of interest on the Debentures at the date of conversion.

                                                          Shares
                                                       issuable upon
                                                       conversion of
      Hypothetical Conversion                       principal amount of
               Price                                    $1,250,000 (1)

               $0.02                                    62,500,000
               $0.03                                    41,666,667
               $0.04                                    31,250,000
               $0.05                                    25,000,000
               $0.10                                    12,500,000
               $0.15                                     8,333,333
               $0.25                                     5,000,000


     (1) The initial principal amount of the Debentures was $1,500,000. However, on January 17, 2003, we repaid $100,000, and on January 24, 2003, we repaid $150,000 of the principal. Accordingly, the table shows the shares issuable upon conversion of the full remaining amount as of January 27, 2003.

                                  Risk factors

      An investment in our Class A common stock involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. You should consider carefully the following risk factors, in addition to other information presented in this prospectus or incorporated by reference into this prospectus before deciding to invest in the Shares covered by this prospectus. All forward-looking statements contained herein are deemed by us to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). You should understand that several factors govern whether any forward-looking statement contained herein will or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including the strategies, plans and objectives relating to the products and the future economic performance of Fonix and our subsidiaries discussed above. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Our substantial and continuing losses since inception, coupled with significant ongoing operating expenses, raise doubt about our ability to continue as a going concern.

      Since inception, we have sustained substantial losses. Such losses continue due to ongoing operating expenses and a lack of revenues sufficient to offset operating expenses. We had negative working capital of $12,691,039 at September 30, 2002. We have raised capital to fund ongoing operations by private sales of our securities, some of which sales have been highly dilutive and involve considerable expense. In our present circumstances, there is substantial doubt about our ability to continue as a going concern absent significant sales of our existing products, substantial revenues from new licensing or co-development contracts, or continuing large sales of our securities.

      We incurred net losses of $16,938,542 for the nine months ended September 30, 2002, and $31,059,791,$22,761,229, and $21,662,419, for the years ended
December 31, 2001, 2000 and 1999, respectively. As of September 30, 2002, we had an accumulated deficit of $191,047,898, and owed trade payables of $3,096,049.

      We expect to spend significant amounts to enhance our products and technologies, expand domestic and international sales and operations and fund further research and development. As a result, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may further decline, perhaps substantially.

The "going concern" paragraph in the reports of our independent public accountants for the years ended December 31, 2001, 2000, and 1999 raises doubts about our ability to continue as a going concern.

      The independent public accountants' reports for our financial statements for the years ended December 31, 2001, 2000 and 1999 include an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This may have an adverse effect on our ability to obtain financing for our operations and to further develop and market our products.

If we do not receive additional capital when and in the amounts needed in the near future, our ability to continue as a going concern is in substantial doubt.

      We anticipate incurring substantial sales and marketing, product development and research and general operating expenses in the future that will require substantial amounts of additional capital on an ongoing basis. We most likely will have to obtain such capital from sales of our equity, convertible equity and/or debt securities. We previously established two equity lines of credit with an unaffiliated third party (the "Equity Line Investor") which we drew upon to pay our operating expenses, but we have either drawn the maximum amount available to us or have no registered shares of Class A common stock available to put to the Equity Line Investor under those equity lines. We have also entered into a Third Equity Line Agreement with the Equity Line Investor, and have a prepared and filed a prospectus, and the registration statement of which it is a part, to register the sale of up to 200,000,000 shares of our Class A common stock by the Equity Line Investor.

      If we are not able to obtain adequate financing under the Third Equity Line or from other financing sources when and in the amounts needed, and on terms that are acceptable, our operations, financial condition and prospects could be materially and adversely affected, and we could be forced to curtail our operations or sell part or all of our assets, including our Core Technologies, or seek protection under bankruptcy laws.

Continuing debt obligations could impair our ability to continue as a going concern.

      As of September 30, 2002, we had debt obligations of $1,888,708. Additionally, at January 24, 2003, unpaid compensation payable to current and former employees was approximately $5,100,000 and vendor accounts payable was approximately $2,500,000. At present, our revenues from existing licensing arrangements and product sales, and capital available under our third equity line of credit are not sufficient to offset our ongoing operating expenses or to pay in full our current debt obligations. There is substantial risk, therefore, that the existence and extent of the debt obligations described above could adversely affect our business, operations, and financial condition, and we may be forced to curtail our operations, sell part or all of our assets, including our Core Technologies, or seek protection under bankruptcy laws.

Holders of Fonix Class A common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of Class A common stock in connection with the third equity line and the Debentures.

      Introduction

      The following table describes the number of shares of Class A common stock that would be issuable, assuming the hypothetical conversion of the total outstanding principal amount of the Debentures by the Selling Shareholder (excluding the issuance of shares of Class A common stock as payment of interest on the Debentures at the date of conversion), and that the full amount available under the Third Equity Line had been put to the Equity Line Investor (irrespective of the availability of registered shares), and further assuming that the applicable conversion or exercise prices at the time of such conversion or put were the following amounts:



                                                  Shares of Class A Common Stock Issuable
                                                             Upon Conversion of
--------------------------------------     ------------------------------------------------------     --------------------------
                                                                              Shares issuable         Total Class A Common
Hypothetical Conversion/                   Series D Preferred                    upon puts            Stock Issuable
Exercise Price                             Stock                                aggregating
                                                                                $20,000,000
--------------------------------------     ------------------------      ------------------------     --------------------------
                $0.02                                    75,000,000                 1,000,000,000            1,075,000,000
                $0.03                                    50,000,000                   666,666,667              716,666,667
                $0.04                                    37,500,000                   500,000,000              537,500,000
                $0.05                                    30,000,000                   400,000,000              430,000,000
                $0.10                                    15,000,000                   200,000,000              215,000,000
                $0.15                                    10,000,000                   133,333,333              143,333,333
                $0.25                                     6,000,000                    80,000,000               86,000,000
                $0.50                                     3,000,000                    40,000,000               43,000,000


      Given the formulas for calculating the shares to be issued upon conversion of the Debentures and in connection with puts under the Third Equity Line, there effectively is no limitation on the number of shares of Class A common stock which may be issued in connection with conversion of the Debentures, except for the number of shares registered under this prospectus and the registration statement of which it is a part, or with a put under the Third Equity Line, except for the number of shares registered under the prospectus and the registration statement covering the resale of shares issued in connection with the Third Equity Line. If the market price of the Class A common stock decreases, the number of shares of Class A common stock issuable in connection with the Debentures and the Third Equity Line will increase and, accordingly, the aggregate amount of draws under the Third Equity Line will decrease. Accordingly, despite our right to draw up to $20,000,000 under the Third Equity Line Agreement, we may run out of shares registered under the prospectus and the related registration statement to issue to the Equity Line Investor in connection with our draws. The following table demonstrates the correlation between share price decline and decreases in aggregate draw amounts available, given the maximum 200,000,000 shares of Class A common stock registered under the prospectus and the related registration statement covering shares issuable under the Third Equity Line:



                                                  Shares issuable upon puts, up to a             Maximum draws available, up to
       Hypothetical Conversion Price                    maximum of 200,000,000                            $20,000,000
                   $0.02                                      200,000,000                                  $ 4,000,000
                   $0.03                                      200,000,000                                  $ 6,000,000
                   $0.04                                      200,000,000                                  $ 8,000,000
                   $0.05                                      200,000,000                                  $10,000,000
                   $0.10                                      200,000,000                                  $20,000,000
                   $0.15                                      133,333,333                                  $20,000,000
                   $0.25                                       80,000,000                                  $20,000,000
                   $0.50                                       40,000,000                                  $20,000,000


Our issuances of shares in connection with conversions of principal amounts of the Debentures or under the Third Equity Line likely will result in overall dilution to market value and relative voting power of previously issued common stock, which could result in substantial dilution to the value of shares held by shareholders prior to sales under this prospectus.

      Historically, the issuance of Class A common stock to the Equity Line Investor under the Initial and Second Equity Lines has resulted in substantial dilution to the equity interests of all holders of Class A common stock, except the Equity Line Investor. The issuance of Class A common stock in connection with conversions of the Debentures or with draws under the Third Equity Line may result in substantial dilution to the equity interests of holders of Fonix Class A common stock other than the Selling Shareholder or the Equity Line Investor. Specifically, the issuance of a significant amount of additional Class A common stock will result in a decrease of the relative voting control of our Class A common stock issued and outstanding prior to the issuance of Class A common stock in connection with conversions of Debentures or the Third Equity Line. Furthermore, public resales of our Class A common stock by the Selling Shareholder or by the Equity Line Investor following the issuance of Class A common stock in connection with conversions of the Debentures or with puts under the Third Equity Line, respectively, likely will depress the prevailing market price of our Class A common stock. Even prior to the time of actual conversions, exercises, and public resales, the market "overhang" resulting from the mere existence of our obligation to honor such conversions or exercises could depress the market price of our Class A common stock.

Existing shareholders likely will experience increased dilution with decreases in market value of Class A common stock in relation to our issuances of shares upon conversion of the Debentures or under the Third Equity Line, which could have a material adverse impact on the value of their shares.

      The formulas for determining the number of shares of Class A common stock to be issued upon conversion of the Debentures or under the Third Equity Line are based, in part, on the market price of the Class A common stock and in both cases includes a discount from the market price equal to 90% of the average of the two lowest closing bid prices of our Class A common stock over a specified trading period. As a result, the lower the market price of our Class A common stock at and around the time the Selling Shareholder were to convert some or all of the Debentures or we put shares under the Third Equity Line, the more shares of our Class A common stock the Equity Line Investor receives. Any increase in the number of shares of our Class A common stock issued upon conversion of Debentures puts of shares as a result of decreases in the prevailing market price would compound the risks of dilution described in the preceding paragraph.

There is an increased potential for short sales of our common stock due to the sales of shares put to the Equity Line Investor in connection with the Third Equity Line, which could materially effect the market price of our stock.

      Downward pressure on the market price of our Class A common stock that likely will result from sales of our Class A common stock by the Equity Line Investor issued in connection with a put under the Third Equity Line could encourage short sales of Class A common stock by the Equity Line Investor. Significant amounts of such short selling could place further downward pressure on the market price of our Class A common stock.


The restrictions on the extent of puts may have little if any effect on the adverse impact of our issuance of shares under the Third Equity Line, and as such, the Equity Line Investor may sell a large number of shares, resulting in substantial dilution to the value of shares held by our existing shareholders.

      We are prohibited from putting shares to the Equity Line Investor under the Third Equity Line if such put would result in that investor holding more than 4.999% of the then outstanding Class A common stock. These restrictions, however, do not prevent the Equity Line Investor from selling shares of Class A common stock received in connection with a put, and then receiving additional shares of Class A common stock in connection with a subsequent put. In this way, the Equity Line Investor could sell more than 4.999% of the outstanding Class A common stock in a relatively short time frame while never holding more than 4.999% at one time.

In addition to the dilution described above, issuances of shares of our Class A common stock upon conversion of the Series D Debentures by the debenture holder may result in substantial dilution to the value of shares held by our existing shareholders.

      The following table identifies the total principal amount of the Series D Debentures outstanding as of January 24, 2003 ($1,250,000), and the total number of shares of Class A common stock that would be issuable, assuming that the full amount of the Debentures were converted by Breckenridge, and further assuming that the applicable conversion or exercise prices at the time of such conversion or exercise were the following amounts. The calculations below exclude the issuance of shares of Class A common stock as payment of interest on the Debentures at the date of conversion.



                                                           Shares
                                                       issuable upon
                                                       conversion of
      Hypothetical Conversion                       principal amount of
               Price                                    $1,250,000
      -------------------------                  -------------------------
               $0.02                                    62,500,000
               $0.03                                    41,666,667
               $0.04                                    31,250,000
               $0.05                                    25,000,000
               $0.10                                    12,500,000
               $0.15                                     8,333,333
               $0.25                                     5,000,000


      Given the structure of the conversion formulas applicable to the Series D Debentures, there effectively is no limitation on the number of shares of our Class A common stock into which the Series D Debentures may be converted. If the market price of our Class A common stock decreases, the number of shares of Class A common stock underlying the Series D Debentures continues to increase. The risk factors listed above relative to dilution should also be considered in connection with the Series D Debentures before deciding to purchase the shares offered by this prospectus.

Applicable accounting rules require that we periodically assess the value of our intangible assets and recognize any decline in value. As a result of that requirement, we have recognized a significant impairment of certain speech software technology in the accompanying consolidated financial statements. Any further reduction of the carrying value of our intangible assets could have a material adverse impact on our financial position.

      Applicable accounting rules require us to assess the value of our intangible assets periodically or as circumstances dictate, and to recognize any change in value of those assets. We tested our speech software technology for impairment in December 2001. Due to the down-turn in the software industry and the U.S. economy in general, management revised estimated net future cash flows from the speech software technology, which resulted in recognition of an impairment loss of $5,832,217 during the fourth quarter of 2001. The impairment loss was charged to cost of revenues.

      Future assessments required by the applicable accounting rules may require recognition of additional impairments to our speech software technology or other intangible assets. Any additional impairments could further reduce our asset base, which reduction could have a material adverse impact on our ability to borrow or otherwise raise capital.

We have a limited product offering, and some of our key technologies are still in the product development stage, which could have a material adverse impact on our ability to generate revenues from operations.

      Presently, there are a limited number of commercially available applications or products incorporating our Core Technologies. These include speech software applications such as iSpeak TM for Windows and Pocket PC, VoiceCentral TM, VoiceAlert TM and VoiceDialTM for Pocket PC, and server-based text-to-speech applications such as SimplySpeaking TM, Fonix DECtalk TM and SpeakThis TM. For us to be ultimately successful, sales from these product offerings must be substantially greater. An additional element of our business strategy is to achieve revenues through appropriate strategic alliances, co-development arrangements, and license arrangements with third parties. We have entered into licensing and joint-marketing agreements with well-known technology and consumer product providers. However, very few of these agreements has produced material revenues to date. There can be no assurance that these collaboration and license agreements will generate material revenues for our business in the future.

The market for some of our technologies and products is largely unproven and may never develop sufficiently to allow us to capitalize on our technology and products, which could materially affect our ability to achieve commercial acceptance of our technologies and generate material revenues from operations.

      The market for speech-enabled technologies is relatively new and rapidly evolving. Additionally, our technologies are new and, in many instances, represent a significant departure from technologies which already have found a degree of acceptance in the speech-enabled technologies marketplace. Our financial performance will depend, in part, on the future development, growth, and ultimate size of the market for speech-enabled applications and products generally, and applications and products incorporating our technologies and applications specifically. Accordingly, in order to achieve commercial acceptance of the Core Technologies, we will have to educate prospective customers, including large, established consumer products manufacturers and telecommunications companies, about the uses and benefits of speech-enabled software in general and our products in particular. These efforts may require considerable time and financial resources. If these efforts fail, or if speech-enabled software platforms do not achieve commercial acceptance, our business could be harmed.

      The applications and products which incorporate our Core Technologies will be competing with more conventional means of information processing such as data entry, access by keyboard or touch-tone telephone, or professional dictation services. We believe that there is a substantial potential market for applications and products incorporating advanced speech-enabled technologies including ASR, TTS, speech compression, speaker identification and verification, pen and touch screen input, and natural language understanding. Nevertheless, such a market for our technologies or for products incorporating our technologies may never develop to the point that profitable operations can be achieved or sustained.

Speech-enabling technologies and products may not achieve widespread acceptance by businesses or telecommunications carriers, which could limit our ability to grow our business.

      The market for speech-enabled technologies and products is relatively new and rapidly evolving. Our ability to increase revenue in the future depends on the acceptance of speech-enabling technologies and products by both our customers and their end users. The adoption of speech-enabling applications and products could be hindered by the perceived costs of these new applications and products, as well as the reluctance of enterprises that have invested substantial resources in existing applications to replace their current systems with these new applications and products. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established telecommunications companies, about the uses and benefits of speech-enabling applications and products in general and our products in particular. If these efforts fail, or if speech-enabling applications and products do not achieve commercial acceptance, our business will not develop.

      Continued development of the market for our applications and products also will depend upon the following factors over which we have little or no control:

               . widespread deployment of speech-enabling applications by third parties, which is driven by consumer demand for services having a voice user interface;

               . demand for new uses and applications of speech-enabling technology, including adoption of speech-enabled interfaces by companies that operate web sites;

               . adoption of industry standards for speech-enabling and related technologies;

               . continuing improvements in hardware technology that may reduce the costs of speech-enabling technology solutions; and

               .    recovery of the telecom industry.

The application and delivery of our Core Technologies to end users is dependent upon third party integration and may be subject to delays and cancellations that are beyond our control. Delays and cancellations could have a material adverse impact on our ability to generate revenues from operations and could adversely affect the market price of our common stock.

      Because we are primarily pursuing third party integration of our Core Technologies into mass market, automotive general business and personal electronics products, and computing solutions, lead time to revenue recognition will be longer than software products directly released into consumer channels. Purchase of products and applications incorporating our Core Technologies often requires a significant expenditure by customers of third party integrators or value-added resellers. Accordingly, the decision to purchase products which incorporate our Core Technologies typically requires significant pre-purchase evaluation. We spend significant time educating and providing information to both third party integrators and their prospective customers regarding the use and benefits of our Core Technologies. During this evaluation period, we may expend substantial sales, marketing and management resources, all of which is not recoverable unless the prospective customer of the third party integrator enters into an agreement with us or the third party which has integrated our Core Technologies into its products, which agreement ultimately results in the receipt of revenue by us.

      Further, our products and Core Technologies sold and integrated into applications of customers of third party integrators are subject to both customer production schedules and that customer's success in marketing the products and generating product sales to end users. The sales cycle for our Core Technologies is generally six to twelve months but may be shorter or longer depending on the size and complexity of the order, the amount of services to be provided and whether the sale is made directly by us or indirectly through a value added reseller or systems integrator. The length of the sales cycle could adversely impact our operating results. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays.

      In cases where our contract with our customers specifies milestones or acceptance criteria, we may not be able to recognize license or services revenue until these conditions are met. We have experienced in the past and may experience in the future delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

Competition from other industry participants and rapid technological change could impede our ability to achieve profitable operations.

      The computer hardware and software industries are highly and intensely competitive. In particular, the speech-enabled technologies market sector and, specifically, the ASR, TTS and communications industries are characterized by rapid technological change. Competition in the speech-enabled technologies market is based largely on marketing ability and resources, distribution channels, technology and product superiority and product service and support. The development of new technologies or material improvements to existing technologies and products by our competitors may render our Core Technologies and products less attractive or even obsolete. Accordingly, our success will depend upon our ability to continually enhance our Core Technologies and the applications and products based thereon in order to keep pace with or stay ahead of competitor's technological developments and to address the changing needs of the marketplace. Barriers to entry in the software industry are low, and as the market for various speech-enabled products expands and matures, we expect more entrants into this already competitive arena.

Our current and potential competitors, some of whom have greater resources and experience than we do, may develop products and technologies that may cause a decline in demand for, and the prices of, our products.

      A number of companies have developed, or are expected to develop, products that compete with our products. Significant competitors in the voice interface software market include IBM, Locus Dialogue, Lucent Technologies, Philips Electronics, SpeechWorks International, Nuance, ScanSoft and Voice Signal. We expect additional competition from other companies such as Microsoft, which has recently made investments in and acquired voice interface technology companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their speech and language technology products to address the needs of our prospective customers.

      Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly to new technologies, evolving industry trends and standards, or customer requirements than we do, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, and competition may intensify and may harm our business and business prospects.

Our failure to respond to rapid change in the speech-enabled technologies market could cause us to lose revenue and could harm our business.

      The speech-enabled technologies industry is rapidly evolving. Our success will depend substantially upon our ability to enhance our existing Core Technologies and products and to develop and introduce, on a timely and cost-effective basis, new technologies, products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing Core Technologies and products with sales of new products, our business and business prospects will suffer.

      Commercial acceptance of our products and Core Technologies will depend, among other things, on:

               1. the ability of our products and Core Technologies to meet and adapt to the needs of our target markets;

               2. the performance and price of our Core Technologies and products in comparison with our competitors' technologies and products and prices; and

               3. our ability to deliver customer services directly and through our resellers.

Any software defects in our products could harm our business and could result in litigation.

      Complex software products such as ours may contain errors, defects and bugs. With the planned release of any product, we may discover these errors, defects and bugs and, as a result, products may take longer to develop and release than expected. In addition, we may discover that remedies for errors or bugs may be technologically unfeasible. Delivery of products with undetected defects or reliability, quality, or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers or customers of third party integrators and resellers. We could be required to expend significant capital and other resources to remedy these problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs could bring claims against us which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and payment of damages. Although we are not currently involved in or aware of litigation relating to defects in our products, there can be no assurance that claims of defects will not arise at a later time, which could result in costly and time-consuming litigation.

In order to increase our international sales, we must increase the foreign language capacities of our products. If we are unable to do so, we may be unable to grow our revenue and execute our business strategy, which could delay our ability to achieve significant revenues from international sales.

      We intend to expand our international sales, which requires us to invest significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of products and applications that allow end users to speak the local language or dialect and be understood and authenticated. If we fail to develop additional foreign language capacity of our products and applications, our ability to address international market opportunities and to grow our business will be limited.

We may encounter difficulties in managing our growth, which could prevent us from executing our business strategy.

      Our growth has placed, and continues to place, a significant strain on our resources. To accommodate this growth, we must continue to upgrade a variety of operational and financial systems, procedures and controls and hire additional employees to support increased business, product development, and marketing activity. This has resulted in increased responsibilities for our management. Our systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial, managerial, and marketing information systems, or to hire, train, motivate or manage our employees, our business could be harmed.

We may incur a variety of costs to engage in future acquisitions of companies, products, or technologies, and the anticipated benefits of those acquisitions may never be realized.

      We may make acquisitions of, or significant investments in, complementary companies, products or technologies, such as the recent purchase of assets from Force Computers, Inc., discussed elsewhere herein. Any future acquisitions would be accompanied by risks such as:

               . difficulties in assimilating the operations and employees of acquired companies;

               .    diversion  of  our   management's   attention  from  ongoing
                    business concerns;

               . our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

               . additional expense associated with amortization of acquired assets;

               .    maintenance  and   implementation   of  uniform   standards,
                    controls, procedures and policies; and

               .    impairment  of  existing   relationships   with   employees,
                    suppliers and customers as a result of the integration of new management employees.

      We cannot guarantee that we will be able to successfully integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business.

If we are unable to hire and retain technical, sales and marketing and operational employees, our business could be harmed.

      We intend to hire additional employees, including software engineers, sales and marketing employees, and operational employees. Competition for hiring these individuals is intense, especially in the Salt Lake City and Boston areas where our primary product development, marketing, and sales teams are located, and we may not be able to attract, assimilate, or retain additional highly qualified employees in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

The price of our common stock is volatile, and an investor may not be able to resell our shares at or above the purchase price.

      In recent years, the stock market in general, and the OTC Bulletin Board and the securities of technology companies in particular, has experienced extreme price and trading volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of operating results.

Our operations and financial condition could be adversely affected by our failure or inability to protect our intellectual property or if our technologies are found to infringe the intellectual property of a third party.

      Dependence on proprietary technology

      Our success is heavily dependent upon our proprietary technology including our Core Technologies. Certain elements of our Core Technologies are the subject of seven patents issued and allowed by the United States Patent and Trademark Office and 11 other patent applications now pending. In addition to our patents, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such means of protecting our proprietary rights may not be adequate because such laws provide only limited protection. Despite precautions that we take, it may be possible for unauthorized third parties to duplicate aspects of our technologies or the current or future products or technologies of our business units or to obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of proprietary rights is difficult, and some international laws do not protect proprietary rights to the same extent as United States laws. Litigation periodically may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Although we are not currently involved in or aware of any litigation to enforce our intellectual property rights, there can be no assurance that we will not need to initiate enforcement litigation at a later time, which would be costly and time-consuming.

     Risks of our infringement upon the technology of unrelated parties or entities

      We are not aware and do not believe that any of our technologies or products infringe the proprietary rights of third parties. Nevertheless, third parties may claim infringement with respect to our current or future technologies or products or products manufactured by others and incorporating our Core Technologies. We expect that developers of speech-enabled technologies increasingly will be subject to infringement claims as the number of products and competitors in the industry grows and the functionality of products in different industry segments overlaps. Responding to any such claims, whether or not they are found to have merit, could be time consuming, result in costly litigation, cause development delays, or require us to enter into royalty or license agreements. Royalty or license agreements may not be available on acceptable terms or at all. Although we are not currently engaged in or aware of any litigation relating to infringement of the technology of others, there can be no assurance that we will not become involved in litigation. As a result, infringement claims could have a material adverse effect on our business, operating results, and financial condition.

We are subject to the risk that certain key personnel, including key scientific employees and independent contractors named below, on whom we depend, in part, for our operations, will cease to be involved with us. The loss of any of these individuals could have a material adverse impact on our present business and business development efforts.

     We are dependent on the knowledge, skill and expertise of several key scientific and business development employees, including Dale Lynn Shepherd, Rolf-Juergen Bruess, R. Brian Moncur, Doug Jensen, Edward A. Bruckert, K. H. Loken-Kim,
and Kirk Flygare; independent contractors including C. Hal Hansen and Tony R. Martinez, Ph.D.; and executive officers, including Thomas A. Murdock, Roger D. Dudley, John A. Oberteuffer, Ph.D., and William A. Maasberg, Jr. The loss of any of the key personnel listed above could materially and adversely affect our future business efforts. Although we have taken reasonable steps to protect our intellectual property rights including obtaining non-competition and non-disclosure agreements from all of our employees and independent contractors, if one or more of our key scientific employees, executive employees or independent contractors resigns from Fonix to join a competitor, to the extent not prohibited by such person's non-competition and non-disclosure agreement, the loss of such personnel and the employment of such personnel by a competitor could have a material adverse effect on our business. We do not presently have any key man life insurance on any of our employees except Mr. Dudley, for whom we carry a policy with a face amount of $4,000,000. We are the named beneficiary.

Our charter and bylaws and Delaware law contain provisions which may delay or prevent a change of control, which could dissuade an interested third party from acquiring control of us by making a tender offer for outstanding shares of our common stock.

      Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of Class A common stock. These provisions include:

               1.   procedures   for   advance   notification   of   stockholder
                    nominations and proposals; and

               2. the ability of the board of directors to alter our bylaws without stockholder approval.

      In addition, the board of directors has the authority to issue up to 50,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The board of directors utilized this right when approving and issuing the Series A through Series F preferred stock. The issuance of preferred stock, while providing flexibility in connection with financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We have no dividend history and have no intention to pay dividends in the foreseeable future.

      We have never paid dividends on or in connection with any class of our common stock and do not intend to pay any dividends to common stockholders for the foreseeable future.

We terminated our engagement of Arthur Andersen and engaged Hansen Barnett & Maxwell as our new independent public accountant, which may impair our access to capital markets and timely financial reporting.

      On March 14, 2002, Arthur Andersen LLP ("Andersen"), our independent public accountant for each of the three years ended December 31, 2001, was indicted by the U.S. Department of Justice on one charge of obstruction of justice in connection with its role as auditor for Enron Corp. In June 2002, Andersen was found guilty and has appealed the conviction. Andersen also indicated that it would cease practicing before the U.S. Securities and Exchange Commission as of August 31, 2002, or such other date as the SEC determines. While we are unable to predict the impact of the conviction and Andersen's cessation to practice before the SEC on Andersen, it is possible that such indictment or actions may cause Andersen to file for bankruptcy protection, cease or curtail the conduct of its business, lose remaining key personnel or merge with or be acquired by another firm.

      The SEC has stated that it will continue accepting financial statements of an issuer that was audited by Andersen after March 14, 2002, so long as Andersen is able to make representations to the issuer that Andersen's audit of the issuer's financial statements was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct relevant portions of the audit. Even though Andersen completed its audit of our financial statements for the year ended December 31, 2001, prior to its indictment on March 14, 2002, Andersen provided us with a letter containing such representations with respect thereto.

      We terminated our engagement of Andersen as our independent public accountant on July 16, 2002, and have engaged Hansen Barnett & Maxwell ("HBM")as our independent public accountants to review our interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. Subsequently, on November 18, 2002, we engaged HBM to reaudit our financial statements for the fiscal year ending December 31, 2001.

Because Andersen did not consent to the inclusion of their Audit Report in this registration statement and prospectus, investors will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein. Additionally, if Andersen files bankruptcy, investors may not be able to recover against Andersen.

      Our consolidated financial statements at December 31, 2000, and for each of the two years in the period ended December 31, 2000, which are included in the registration statement of which this prospectus forms a part, were audited by Andersen as set forth in their report thereon. With respect to the year ended December 31, 2001, on November 18, 2002, we engaged HBM to reaudit our financial statements for the year ending December 31, 2001, and the consolidated financial statements prepared by HBM, together with HBM's report, are included in the registration statement of which this prospectus forms a part.

      Prior to the filing of the registration statement of which this prospectus is a part, Andersen was indicted in connection with its rendering of services to Enron Corp. In connection with its indictment and subsequent conviction, Andersen stated its intention to withdraw from practice before the SEC. Based on these factors, together with the fact that the Andersen audit partner formerly assigned to our account has left Andersen and a statement to us by a representative of Andersen that Andersen is unwilling to provide consents for inclusion of audit reports in an issuer's registration statement where the Andersen audit partner is no longer employed by Andersen, we were unable to obtain Andersen's consent to the inclusion of its Audit Report dated February 26, 2002, in the registration statement of which this prospectus forms a part. Accordingly, we have dispensed with the requirement to file Andersen's consent as permitted by Rule 437a promulgated under the Securities Act. Because Andersen has not consented to being named as having prepared or certified those financial statements within the meaning of Sections 7 and 11 of the Securities Act, investors will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein.

      In addition, in the event Andersen files for bankruptcy protection or ceases the conduct of its business, investors in our securities may not have the ability to recover against Andersen for any claims they may have under securities or other laws as a result of Andersen's activities as our independent public accountant. Further, if Andersen files for bankruptcy protection or ceases the conduct of its business, we may not be able to recover against Andersen for any claims we may have under the securities or other laws as a result of Andersen's activities as our independent public accountant.

We are currently engaged in litigation that could have an adverse effect on our financial position.

      We are involved in claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not materially affect our consolidated financial position, liquidity. or results of operations. Nevertheless, additional claims or litigation may arise in the future, the resolution of which could have a material adverse effect on our financial position.

There may be additional unknown risks which could have a negative effect on us and our business.

      The risks and uncertainties described in this section are not the only ones facing Fonix. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the foregoing risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock could decline.

                       Information about Fonix Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

THIS STATEMENT OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD- LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE ANTICIPATE, AND WHICH ARE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

To date we have earned only limited revenue from operations and we intend to continue to rely primarily on financing through the sale of our equity and debt securities to satisfy future capital requirements.

Overview

      Since inception, we have devoted substantially all of our resources to research, development and acquisition of software technologies that enable intuitive human interaction with computers, consumer electronics, and other intelligent devices. Through September 30, 2002, we have incurred significant cumulative losses, and losses are expected to continue until the effects of recent marketing and sales efforts begin to take effect, if ever. We continue to emphasize product delivery and sales while achieving technology upgrades to maintain our perceived competitive advantages.

      We incurred negative cash flows from operating activities of $8,248,438 during the nine months ended September 30, 2002. Sales and licensing of products based on our technologies have not been sufficient to finance ongoing operations. As of September 30, 2002, we had negative working capital of $12,691,039 and an accumulated deficit of $191,047,898. We have drawn all capital available under our Initial and Second Equity Lines. While a Third Equity Line is in place, it is unavailable to us until the registration statement of which this prospectus is a part is declared effective. Our continued existence is dependent upon several factors, including our success in
(1) increasing license, royalty, product, and services revenues, (2) raising sufficient additional debt and equity funding and (3) minimizing and reducing operating costs. Until sufficient revenues are generated from operating activities, we expect to continue to fund our operations through the sale of our equity and debt securities.

      We have experienced slower development of markets for speech applications than we had anticipated as a result of several factors. First, the limited resources with which we have been operating (due to the delay in accessing funds from the Third Equity Line) have hampered our ability to aggressively support marketing and sales as originally anticipated. Next, the time and resources required to develop certain applications have been greater than originally anticipated, and, with limited resources available, we have not been able to expedite such development. Further, the ongoing economic slowdown has slowed customer acceptance in target markets, especially in the telecommunications sector where previously expected recovery has yet to materialize, but has deteriorated further. Each of these factors had a significant impact on our ability to achieve significant growth in the markets we have chosen to develop. The emergence of these conditions has resulted in our reducing our emphasis on consumer applications because of the significant resources required to develop retail markets, to reduce our development and marketing efforts in the computer telephony and server-based markets, and to increase our emphasis and focus on mobile and wireless applications, automotive speech interface solutions and assistive markets, where we believe we enjoy the greatest technological and market advantage.

      In our current marketing efforts, we seek to form relationships with third parties who can incorporate our speech- enabling technologies into new or existing products. Such relationships may be structured in any of a variety of ways including traditional technology licenses, collaboration or joint marketing agreements, co-development relationships through joint ventures or otherwise, and strategic alliances. The third parties with whom Fonix presently has such relationships and with which we may have similar relationships in the future include developers of application software, operating systems, computers, microprocessor chips, consumer electronics, automobiles, telephony and other products.

      We are currently in negotiation with customers and potential customers to enter into additional third-party licensing, collaboration, co-marketing and distribution arrangements.

      We assess unamortized capitalized computer software costs for possible write down based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support.

      In order to assess future gross revenues, we have evaluated the life cycle of our products and the periods for which we believe we will receive revenues from them. Mass-market deployment of speech applications, solutions and interface products is an emerging market, especially for the speech solutions we develop and market. Certain speech products, specifically those which are useful in the tele-communciations segment, have been severely impacted by anemic market conditions over the past 18 to 24 months. However, speech applications and interface solutions useful in such devices as smart-phones, PDAs, cell phones, assistive devices for the sight-impaired, and other mobile and wireless devices are beginning to enjoy user acceptance and market demand. Our experience has indicated that original equipment manufacturers ("OEMs"), resellers, software developers and other users typically integrate a new application or interface product such as speech initially into only one or two products. Then, as market and user acceptance of the technology increases, as applications are proven reliable, and as cost of production and delivery decreases on a per-unit basis, the applications typically are expanded into broader product lines. As a result, initial sales volumes in early OEM integration periods are expected to be low, but will grow at a stubstantial pace in subsequent periods as (i) OEM customers expand product offerings and (ii) the customers of OEMs commit to and release speech applications in their products. We expect growth to continue for four to six years, but we expect the rate of growth to slow as the market matures at the end of that period.

Significant Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Significant accounting policies and areas where substantial judgements are made by management include:

      Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Valuation of Long-lived Assets - The carrying values of our long-lived intangible assets are reviewed for impairment on a quarterly basis or otherwise whenever events or changes in circumstances indicate that they may not be recoverable.

      We assess unamortized capitalized software costs for possible write down based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset is written off.

      Our speech software technology was tested for impairment in December 2001. Due to the down-turn in the software industry and the U.S. economy, operating losses and cash used in operating activities during the fourth quarter of 2001 were greater than anticipated. Based on that trend, management revised estimated net future cash flows from the speech technology, which resulted in recognition of an impairment loss of $5,832,217 during the fourth quarter of 2001. The impairment loss was charged to cost of revenues.

      During the fourth quarter of 2001, management determined that our handwriting recognition software ("HWR") technology was impaired. Without immediate customer prospects or current license agreements, management has chosen not to provide further funding to develop or market the HWR technology. Accordingly, the unamortized balance of $2,056,295 was recorded in cost of revenues in 2001.

      With respect to our other long-lived assets, we project undiscounted cash flows to be generated from the use of an asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long- lived asset will not be recovered, the carrying value of long-lived assets is reduced by the estimated excess of the carrying value over the projected discounted cash flows.


      Management does not consider any of our other long-lived assets to be impaired at September 30, 2002. However, should our marketing and sales plans not materialize in the near term, the realization of our intangible assets could be severely and negatively impacted. The accompanying consolidated financial statements have been prepared based on management's estimates of realizability, which estimates may change due to factors beyond our control. See "Recently Enacted Accounting Standards" below.

      Revenue Recognition - We recognize revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. We generate revenues from licensing the rights to our software products to end users and from royalties. We also generate service revenues from the sale of consulting and development services.

      Revenues of all types are recognized when acceptance of functionality, rights of return, and price protection are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. The completed-contract method is used because the Company's contracts are either short-term in duration or we are unable to make reasonably dependable estimates of the costs of the contracts. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.

      Revenue for products distributed through wholesale and retail channels and through resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Typically, the right of return on such products has expired when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective. Price protection is offered to distributors in the event we reduce the price on any specific product. Such price protection is generally offered for a specific time period in which the distributor must make a claim. Resulting revenue recognized reflects the reduced price. Slotting fees paid by us for favorable placement in retail outlets are recorded as a reduction in gross revenues.

      When arrangements to license software products do not require significant production, modification or customization of software, revenue from licenses and royalties are recognized when persuasive evidence of a licensing arrangement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. Post-contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes, and upgrades. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the related contracts.

      Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements and support and upgrade obligations using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed, and other related factors.

      Deferred revenue as of September 30, 2002 and December 31, 2001, consisted of the following:


                                                                                                    December 31,
         Description                    Criteria for Recognition              September 30, 2002         2001
         -----------                    ------------------------              ------------------   ----------------
         Deferred unit royalties and    Delivery of units to end users or
         licence fees                   expiration of contract                $         938,890    $      945,814
         ------------                   ----------------------                ------------------   ----------------

         Engineering projects not       Completion of work and acceptance
         completed                      of completed work by customer                   125,000            62,500
         ---------                      -----------------------------         ------------------   ----------------

         Deferred customer support      Expiration of period covered by
                                        support agreement                                21,697            41,535
                                        -----------------                     ------------------   ----------------

         Total deferred revenue                                               $       1,085,587    $    1,049,849
                                                                              ==================   ================


      Cost of revenues - Cost of revenues from license, royalties, and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel compensation, amortization and impairment of capitalized speech software costs, licensed technology, and other related costs. Cost of service revenues consists of personnel compensation and other related costs.

      Software technology development and production costs - All costs incurred to establish the technological feasibility of speech software technology to be sold, leased, or otherwise marketed are charged to product development and research expense. Technological feasibility is established when a product design and a working model of the software product have been completed and confirmed by testing. Costs to produce or purchase software technology incurred subsequent to establishing technological feasibility are capitalized. Capitalization of software costs ceases when the product is available for general release to customers. Costs to perform consulting services or development of applications are charged to cost of revenues in the period in which the corresponding revenues are recognized. Cost of maintenance and customer support are charged to expense when related revenue is recognized or when these costs are incurred, whichever occurs first.

      Capitalized software technology costs are amortized on a product-by-product basis. Amortization is recognized from the date the product is available for general release to customers as the greater of
      (a) the ratio that current gross revenue for a product bears to total current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the products. Amortization is charged to cost of revenues.

      We assess unamortized capitalized software costs for possible write down on a quarterly basis based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset is written off.

      Stock-based Compensation Plans - We account for our stock-based compensation issued to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of our common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of our common stock, and is recognized on the date of award or purchase. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," requires pro forma information regarding net loss and net loss per common share as if we had accounted for our stock options granted under the fair value method. This pro forma disclosure is presented in Note 13 to the condensed consolidated financial statements for the year ended December 31, 2001, included with the registration statement of which this prospectus is a part.

      We account for our stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123 and related interpretations. Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

      Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 5 and 7 to the condensed consolidated financial statements for the year ended December 31, 2001, included with the registration statement of which this prospectus is a part).

     Recently  Enacted  Accounting  Standards  - In  July  2001,  the  Financial
     Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. SFAS No. 142 also changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach.

      We adopted the provisions of SFAS No. 142 on January 1, 2002. Under the new standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. We have reassessed the estimated useful lives of other intangible assets and will continue to amortize the costs of those assets over their estimated useful lives. As of January 1, 2002, amortized intangible assets consisted of the following:



                                     Gross Carrying                      Accumulated
                                         Amount                         Amortization
                               ---------------------------      ----------------------------
Speech software technology     $                   978,582                                --
Customer relationships                             306,000                                --
Patents                                            164,460                           145,522
                               ---------------------------      ----------------------------
Total                          $                 1,449,042      $                    145,522
                               ===========================      ============================

      Intangible assets not subject to amortization as of January 1, 2002 consisted of goodwill with a net carrying value of $2,631,304 and trademarks with a carrying value of $42,000. These assets are considered to have indefinite useful lives.

      Except for capitalized speech software technology that is amortized on the basis described below, amortization of intangible assets subject to amortization is computed on a straight-line basis over their estimated useful lives, which range from one to ten years. As of January 1, 2002, the weighted-average estimated remaining amortization periods were as follows: total - 9.7 years; speech software technology - 9.7 years; customer relationships - 10.0 years; and patents - 0.6 years. Intangible assets subject to amortization will not have any significant residual value at the end of their estimated useful lives. As of January 1, 2002, estimated amortization of intangible assets for the following five years is as follows:


For the Years Ending December 31:              Amount
                                      ------------------------
                           2002       $                153,933
                           2003                        134,996
                           2004                        134,996
                           2005                        134,996
                           2006                        124,100


      During 2002, we engaged Houlihan Valuation Advisors, an independent valuation firm, to assess our goodwill for impairment. The resulting appraisal indicated no impairment and goodwill was not considered impaired. However, should our marketing and sales plans not materialize in the near term, the realization of our goodwill and other intangible assets could be severely and negatively impacted.

      The effects on loss before extraordinary item, net loss and basic and diluted loss per share of excluding goodwill amortization for the years ended December 31, 2001, 2000, and 1999 are as follows:


                                                                          2001              2000             1999
                                                                      --------------   ---------------  ---------------
         Loss before extraordinary item, as reported                  $ (31,059,791)   $  (22,810,677)  $  (22,136,276)
         Loss  before   extraordinary  item,   excluding  goodwill
         amortization                                                 $ (30,455,686)   $  (22,206,972)  $  (21,532,171)
                                                                      ==============   ===============  ===============
         Net loss, as reported                                        $ (31,059,791)   $  (22,761,229)  $  (21,662,419)
         Add back goodwill amortization                                   604,105             604,105          604,105
                                                                      --------------   ---------------  ---------------
         Net loss, excluding goodwill amortization                    $ (30,455,686)   $  (22,157,124)  $  (21,058,314)
                                                                      ==============   ===============  ===============
         Basic and diluted loss per share:
         Loss before extraordinary item, as reported                  $       (0.13)   $        (0.16)  $        (0.32)
         Loss  before   extraordinary  item,   excluding  goodwill
         amortization                                                 $       (0.13)   $        (0.16)  $        (0.31)
                                                                      ==============   ===============  ===============
         Net loss, as reported                                        $       (0.13)   $        (0.16)  $        (0.31)
         Net loss, excluding goodwill amortization                    $       (0.13)   $        (0.16)  $        (0.30)
                                                                      ==============   ===============  ===============

      In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long- lived assets and the associated asset retirement costs. Our adoption of this statement on January 1, 2002, did not have a material effect on our financial position or results of operations.

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of this statement on January 1, 2002, did not have a material effect on our financial position or results of operations. See Note 2 to the condensed consolidated financial statements for the year ended December 31, 2001, included with the registration statement of which this prospectus is a part.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishment such that they are not required to be classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." We will be required to apply the provisions of this standard to transactions occurring after December 31, 2002. The adoption of this standard in 2003 is not expected to have a material effect on our financial position or results of operations.

      In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. We will be required to apply this statement prospectively for any exit or disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on our financial position or results of operations.

      Reclassifications and restatements - Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year presentation. The consolidated financial statements for the years ended December 31, 2000 and 1999 previously presented amortization of capitalized software technology as an expense in the amount of $1,824,440 and $1,984,791, respectively. The consolidated financial statements for the years ended December 31, 2000 and 1999 have been restated to present amortization of capitalized software technology as a cost of revenues in accordance with generally accepted accounting principles. The restatement had no effect on loss before extraordinary item, net loss or on basic and diluted net loss per common share for either of the years ended December 31, 2000 or 1999.

Results of Operations

Fiscal Year 2001 Compared to 2000

      During 2001, we recorded revenues of $581,684, a decrease of $75,169 from $656,853 for 2000. The decrease in 2001 was due in part to the poor economic conditions in the telecommunications sector of the economy, where much of our revenue had been generated in the past. Furthermore, sales and marketing efforts had not yet increased revenues, in spite of considerable progress in developing partnerships in key markets. Also, certain advance payments received for royalties had not yet been recognized.

      Cost of revenues was $9,898,769 in 2001, an increase of $8,046,893 from $1,851,876 in 2000. This increase is a result of impairment losses recognized on handwriting recognition in the amount of $2,056,295, and certain speech related technologies in the amount of $5,832,217. These losses were recognized due to declining market conditions and diminishing customer prospects for those technologies. The remaining increase of $158,381 is the result of increased costs of licensing royalties and maintenance earned in 2001, as well as engineering projects completed and recorded in 2001.

      Selling, general and administrative expenses were $11,646,140 for 2001 and $10,751,598 for 2000, an increase of $894,542. The change is a result of increases of $1,492,025 in compensation-related expenses due to personnel added for sales and marketing efforts, $193,689 in occupancy costs, $496,518 in legal fees related to acquisition, regulatory filing, litigation, intellectual property protection, and other general corporate activities, $480,452 in travel-related expenses and $392,751 in promotion and advertising expenses resulting from increased sales and marketing efforts. These increases were offset, in part, by a decrease of $2,033,024 in consulting and outside services incurred in 2000 but not repeated in 2001 and a decrease of $107,128 in other operating expenses.

      We incurred research and product development expenses of $8,123,452 during 2001, an increase of $2,252,038 from 2000. The greatest portion of this increase was a result of $2,043,181 in additional compensation-related expenses incurred by adding engineering and product development personnel for development of product applications and solutions. In addition to this increase, $299,864 of additional expenses were incurred by consultants and outside service providers in development of speech-enabling applications and solutions for customers. Future development efforts will continue to focus on product applications and solutions utilizing the speech-enabling technologies developed to date.

      In 2001, we recognized an impairment of our investment in an affiliate, Audium Corporation, that was acquired earlier in the year. The write-down of $823,275 was a result of a decrease in the estimated cash flows expected to be realized from the investment due to overall decline in the economy and the potential impact on related markets for Audium's products.

      Net other expense was $173,221 for 2001, a decrease of $3,818,127 from 2000. Financing activities in 2001 were accomplished through equity lines of credit rather than debt securities or preferred stock. Accordingly, interest expense incurred in 2001 was $3,818,309 less than in 2000. A beneficial conversion feature of $3,447,623 was recorded in 2000 in connection with the issuance of a convertible promissory note, along with other interest incurred on the obligation. Interest income decreased by $58,910 due to lower cash balances maintained throughout the year.

Fiscal Year 2000 Compared to 1999

      The results of operations disclosed below give effect to the sale of our Healthcare Solutions Group ("HSG") in September 1999 and the classification of the HSG's net assets and operating activities as discontinued operations.

      During 2000, we recorded revenues of $656,853, an increase of $217,346 from $439,507 for 1999. The increase in 2000 resulted primarily from increased activity in licensing of TTS for telephony applications. Cost of revenues was $1,851,876 in 2000 and $2,009,723 in 1999, a decrease of $157,847. The decrease resulted primarily from a decrease in the amount of amortization of capitalized software costs in 2000 compared to 1999. The increase in revenues and the decrease in cost of revenues resulted in an improvement in the gross margin in the amount of $375,193.

      Selling, general and administrative expenses were $10,751,414 for 2000 and $9,498,753 for 1999, an increase of $1,252,661. Excluding a compensation charge in 1999 in the amount of $1,443,300 for obligations to certain executives for expenses incurred on our behalf, the increase from 1999 was actually $2,666,860. The increase was due to consulting expense of $2,294,756 resulting from compensation paid in shares of Class A common stock for services rendered to us by outside consultants. Also contributing to the increase was other compensation expense in the amount of $628,000 incurred as a result of the exercise of stock appreciation rights. Other changes resulting from sales and marketing activity undertaken by us as indicated by the marketing strategy described above were not significant in 2000.

      We incurred product development and research expenses of $5,871,414 during 2000, a decrease of $2,037,814 from 1999. This decrease was due to the ongoing effects of management's cost reduction initiatives implemented in 1999 and the transition of emphasis from research and development towards sales and marketing. We also experienced decreases in product development and research costs as we completed development of certain TTS and ASR products.

      Net other expense was $3,991,348 for 2000, an increase of $292,559 from 1999. Interest income increased by $44,260 from earnings on the funds held in escrow in connection with the sale of the HSG. Interest and related finance charges increased by $367,644 as a result of debt financing activities. Included in interest expense are charges resulting from beneficial conversion features incurred in connection with a convertible promissory note in the amount of $3,447,623 in 2000 and the Series C convertible debentures in the amount of $1,750,000 in 1999.

Selected Quarterly Operations Data

      The following tables set forth selected unaudited statement of operations data for each of the quarters in the years ended December 31, 2001 and 2000. This data has been derived from the Compamy's unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in connection with the financial statements and the related notes. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Conclusions about our future results for any period should not be drawn from the selected unaudited statement of operations data, either for any particular quarter or taken as a whole.


                                                                                 For the Quarter Ended

                                                       ------------------------------------------------------------------------
                                                             March 31,                June 30,              September 30,
                                                                2002                    2002                     2002
                                                       ----------------------  ----------------------- ------------------------
                                                                                     (Unaudited)
                                                       ----------------------  ----------------------- ------------------------
Net sales                                              $             298,785   $              679,197  $               834,076
Loss before equity in net loss of affiliate                       (5,130,686)              (5,449,237)              (6,024,540)
Net loss                                                          (5,244,640)              (5,538,414)              (6,155,490)
Basic and diluted loss before extraordinary
item per common share                                                  (0.01)                   (0.01)                   (0.01)
Basic and diluted loss per common share                                (0.01)                   (0.01)                   (0.01)



                                                                             For the Quarter Ended
                                             -------------------------------------------------------------------------------------
                                                  March 31,            June 30,           September 30,           December 31,
                                                    2001                2001                  2001                   2001
                                             -------------------  -------------------  --------------------  ---------------------
                                                                                (Unaudited)
                                             -------------------  -------------------  --------------------  ---------------------
Net sales                                    $          132,713   $          107,568   $           265,646   $             75,757
Loss before equity in net loss of affiliate          (4,248,617)          (6,349,338)           (5,744,449)           (14,344,870)
Net loss                                             (4,248,617)          (6,508,308)           (5,883,600)           (14,419,265)
Basic and diluted loss before extraordinary
  item per common share                                   (0.02)               (0.03)                (0.02)                 (0.03)
Basic and diluted loss per common share                   (0.02)               (0.03)                (0.02)                 (0.03)



                                                                           For the Quarter Ended
                                                ----------------------------------------------------------------------------
                                                     March 31,           June 30,         September 30,     December 31,
                                                       2000                2000                2000              2000
                                                -----------------   -----------------  ------------------  -----------------
                                                                               (Unaudited)
                                                -----------------   -----------------  ------------------  -----------------
Net sales                                       $         56,447    $        143,825   $         172,222   $        284,359
Loss before equity in net loss of affiliate and
  extraordinary item                                  (5,819,130)         (4,778,159)         (8,451,438)        (3,761,950)
Net loss                                              (5,787,153)         (4,731,272)         (8,451,438)        (3,791,366)
Basic and diluted loss before extraordinary
  item per common share                                    (0.06)              (0.03)              (0.05)             (0.02)
Basic and diluted loss per common share                    (0.06)              (0.03)              (0.05)             (0.02)

Liquidity and Capital Resources

      While we anticipate that revenues will increase during the next 12 months, we must raise additional funds to be able to satisfy our cash requirements. Research and development, corporate operations and marketing expenses will continue to require additional capital. Because we presently have only limited revenue from operations, we intend to continue to rely primarily on financing through the sale of our equity and debt securities to satisfy future capital requirements until such time as existing third-party licensing, collaboration or co-marketing arrangements generate substantially greater revenues and we are able to enter into additional third-party licensing, collaboration or co-marketing arrangements which generate revenues such that we will be able to finance ongoing operations from license, royalty, product, and services revenues. There can be no assurance that we will be able to generate substantial revenues from such agreements. Furthermore, the issuance of equity or debt securities which are or may become convertible into our equity securities in connection with such financing could result in substantial additional dilution to our stockholders and declining market values of our shares may limit the funds that are available to us in this manner. We currently have drawn all available funds on existing equity lines, but we recently entered into a Third Equity Line with the Equity Line Investor under which we intend to issue up to 200,000,000 shares of our Class A common stock subject to a registration statement filed in connection with the Third Equity Line. We currently have no alternative plans for funding our operations other than issuance of debt and equity securities, but we continue to explore other options for additional funding for our operations. Our shareholders recently approved an increase of 300,000,000 Class A common shares in order to facilitate our current funding process.

      Until the registration statement filed in connection with the Third Equity Line was declared effective by the Commission, we were unable to draw funds from the Third Equity Line. Consequently, our cash resources were for a time limited to collections from customers, which are not sufficient to cover our operating expenses. As a result, payments to employees and vendors were delayed since June 2002. Employees were paid through June 15, 2002. Subsequent to June 30, 2002, advances were made to certain employees on the basis of financial need as determined by the individual circumstances of each employee. Payments amounting to approximately $252,000 were made on this basis through January 24, 2003. Through January 24, 2003, 44 employees of Fonix quit or were terminated since July 1, 2002. No stoppage in work occurred as a result of nonpayment or delayed payment of compensation to date, nor were deliveries to customers effected. Certain payments to vendors deemed to be critical to our ongoing operations have been made. To date, no critical services have been stopped as a result of nonpayment or delayed payment. At January 24, 2003, unpaid compensation payable to current and former employees amounts to approximately $5,100,000, and vendor accounts payable amount to approximately $2,500,000.

      Several former employees have filed suits against Fonix to collect past due wages or have filed complaints with the State of Utah Labor Commission regarding past due wage claims. We have settled several of these suits and are negotiating to settle the remaining suits on terms substantially similar to those offered to current employees who are also owed past due wages.

      In order to meet some of our ongoing operating obligations, on October 11, 2002, we entered into an agreement with Breckenridge Fund, LLC, an unaffiliated third party, for the sale of our Series D 12% Convertible Debentures in an aggregate principal amount of $1,500,000. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, the Company is required to make principal payments of $250,000, plus accrued interest. We subsequently amended the repayment terms of the purchase agreement with the Selling Shareholder. Under the amended agreement, we were required to pay $100,000 on January 17, 2003; $150,000 on January 24, 2003; $150,000 on January
30, 2003; $350,000 on February 18, 2003; $250,000 on March 20, 2003; $250,000 on
April 20, 2003; and $250,000 on May 11, 2003. There are no penalties for prepayment. Additionally, we agreed to the release of 9,503,333 of the Collateral Shares to the Selling Shareholder as consideration to the Selling Shareholder for revising the terms of the purchase agreement. See additional description of Series D Convertible Debenture below.

      We had $581,684 in revenue and a comprehensive loss of $31,056,950 for the year ended December 31, 2001. Net cash used in operating activities of $17,607,944 for the year ended December 31, 2001, resulted principally from the net loss incurred of $31,059,791, offset by non-cash expenses pertaining to depreciation and amortization of $2,850,362 and equity in net loss of affiliate of $372,513. Net cash provided by investing activities of $61,162 for the year ended December 31, 2001 consisted primarily proceeds of $2,000,000 from the sale of the HSG that were released from escrow in March 2001 offset by advances under notes receivable amounting to $302,909, investment in affiliate of $200,000 and purchases of tangible and intangible assets amounting to $806,329. Net cash used in operating and investing activities was offset by net cash provided by financing activities of $16,334,556 consisting primarily of the receipt of $17,418,980 in cash related to the sale of shares of Class A common stock offset, in part, by $1,050,000 in payments on notes payable.

      We had negative working capital of $6,101,268 at December 31, 2001, compared to negative working capital of $180,356 at December 31, 2000. Current assets decreased by $2,483,086 to $3,752,210 from December 31, 2000, to December 31, 2001. Current liabilities increased by $3,798,538 to $7,370,392 during the same period. The change in working capital from December 31, 2000 to December 31, 2001, reflects, in part, the use of the funds released from an escrow in March 2001 relating to the sale of the HSG, plus in increase in current obligations related to notes payable issued in connection with the purchase of assets from Force Computers, Inc. and the investment in Audium Corporation. Total assets were $8,599,028 at December 31, 2001, compared to $17,517,373 at December 31, 2000.

      We had $1,812,057 in revenue and a comprehensive loss of $16,960,248 for the nine months ended Septmeber 30, 2002. Net cash used in operating activities of $8,248,438 for the nine months ended September 30, 2002, resulted principally from the net loss incurred of $16,938,542 offset by non-cash expenses pertaining to depreciation and amortization of $401,385, impairment loss on convertible note receivable of $1,523,842 and equity in net loss of affiliate of $334,077, as well as increases in accounts payable and accrued expenses of $6,606,810. Net cash used in investing activities of $898,699 for the nine months ended September 30, 2002, consisted primarily of advances under a convertible note receivable of $820,000. Net cash used in operating and investing activities was offset by net cash provided by financing activities of $8,963,906, consisting primarily of the receipt of $10,122,346 in cash related draws under our equity lines of credit offset, in part, by $1,592,500 in payments on notes payable.

      We had negative working capital of $12,691,039 at September 30, 2002, compared to negative working capital of $6,101,268 at December 31, 2001. Current assets decreased by $867,590 to $401,534 from December 31, 2001, to September 30, 2002. Current liabilities increased by $5,722,181 to $13,092,574 during the same period. The change in working capital from December 31, 2001 to September 30, 2002, was primarily attributable to the timing of payments on operating obligations such as accounts payable and accrued liabilities, and receipts of funding under the Company's equity lines of credit. Total assets were $6,460,160 at September 30, 2002, compared to $8,599,028 at December 31, 2001.

Convertible Note Receivable and Line of Credit

      On December 1, 2001, we, as the lender, established a revolving line of credit and received a convertible promissory note from Unveil Technologies, Inc. ("Unveil"), that permitted Unveil to draw up to $2,000,000 for operations and other purposes. Unveil is a developer of natural language understanding solutions for customer resource management ("CRM") applications. Fonix intends to obtain a license to Unveil's applications when completed and has made the loan to Unveil to facilitate and expedite the development and commercialization of Uneveil's speech-enabled CRM software. Draws on the line of credit bear interest at an annual rate of seven percent, which interest was payable quarterly beginning June 30, 2002. We extended the interest due date to December 31, 2002. The balance due under the line of credit is secured by Unveil's CRM software and related source code and other assets of Unveil. We are a senior creditor to Unveil. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of Unveil at our option. However, in connection with a bridge loan of $150,000 provided to Unveil on December 5, 2002, by a third party, we subordinated our right to receive payment on our loan or convert our loan into Unveil shares until either the bridge loan is paid, or May 5, 2002. Based upon borrowings through September 30, 2002, such conversion at that date would have represented approximately 12 percent of the issued and outstanding common stock of Unveil.

      During the nine months ended September 30, 2002, Unveil drew $820,000 on the line of credit, bringing total draws on the line of credit to $1,450,000 as of September 30, 2002. Due to limited resources available to the Company, only minimal requests for funding by Unveil under the line of credit have been met. This limitation in funding has resulted in a deterioration of Unveil's financial condition and has caused Unveil to slow its development process. Accordingly, due to Unveil's financial condition, we recorded an impairment loss as of September 30, 2002 in the amount of $1,523,842, consisting of the outstanding balance on the line of credit plus accrued interest thereon as of that date. We intend to pursue our rights to the collateral under the note receivable if the balance is not repaid by December 31, 2002, but may continue to advance available funds to Unveil to (i) protect our collateral security interest in Unveil's assets or (ii) permit continued development and commercialization of the CRM software. Future amounts advanced to Unveil, if any, will be included in product research and development expenses in the periods incurred. We advanced $60,000 to Unveil in October 2002 for such development expenses that will be reflected in the results of operations for the fourth quarter of 2002.

Investment In Audium Corporation

      In February 2001, we entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML applications and interface solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of our technologies with Audium's mobile applications development capability.

      Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, we advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of five percent per annum, has a term of four years and is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock") and is secured by Audium's intellectual property.

      Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the three months and nine months ended September 30, 2002, the Company recorded interest income of $10,089 and $29,127, respectively, including contractual and imputed interest. As of September 30, 2002, the balance of the Audium Note was $336,292, net of the unaccreted discount of $63,708.

      Investment in Affiliate - In April 2001, we closed a stock purchase agreement with Audium, wherein we agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, we paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000.

      Each share of Audium Preferred Stock is convertible into one share of Audium's common stock. Holders of Audium Preferred Stock are entitled to eight percent cumulative dividends, a liquidation preference in excess of the original purchase price plus any declared but unpaid dividends, anti-dilution rights, and voting rights equal to the corresponding number of common shares. The stock purchase agreement also entitles Fonix to elect one member of Audium's board of directors. Audium also granted Fonix certain registration rights after the closing of a public offering by Audium.

      At closing, Audium issued 14 Audium Preferred Stock certificates to Fonix, each certificate for 136,986 shares, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

      On April 11, 2001, and through December 31, 2001, our investment in Audium represented 26.7 percent of Audium's voting stock. Audium has incurred losses since we acquired the Audium Preferred Stock and as such, Audium does not have the ability to declare or pay preferred dividends on the Preferred Stock. As a result, we account for our investment in Audium using the equity method of accounting. We recognized a loss of $372,513 in the accompanying consolidated statements of operations consisting of $97,788 to reflect our share of Audium's net loss for the period from April 11, 2001, through December 31, 2001, and $274,724 for the amortization of the difference between the purchase price of the Audium Preferred Stock and our portion of Audium's net stockholders' deficit that is amortized on a straight-line basis over a period of eight years.

      The investment in Audium does not provide us with rights to any technology developed by Audium; we must obtain a license should it choose to do so. We would not own an interest sufficient to control Audium, even if we were to convert the Audium Note to Audium Preferred Stock, and still would not benefit directly from the research and development being done by Audium. As a result, we have determined that it is appropriate to account for our investment, which represents 26.7 percent of Audium's voting stock, under the equity method and not as a research and development arrangement.

      A summary of the results of Audium's operations for the period from April 11, 2001, through December 31, 2001, and net assets (liabilities) as of December 31, 2001, is as follows:

      Net sales                           $              438,484
      Loss from operations                               415,893
      Net loss                                           429,573

      Current assets                      $              539,464
      Total assets                                     1,458,882
      Current liabilities                                625,544
      Total liabilities                                1,048,139
      Net assets                                         410,743

      The difference between the total purchase price of the Audium Preferred Stock and our portion of Audium's net stockholders' deficit at the time of the purchase was $2,700,727, which was allocated to completed core technology. The excess purchase price allocated to the completed core technology is being amortized on a straight-line basis over a period of eight years.

      The fair value of this investment is determined based on Audium's estimated future net cash flows considering the status of Audium's product development. We evaluate this investment for impairment annually and more frequently if indications of decline in value exist. An impairment loss that is other than temporary is recognized during the period it is determined to exist. An impairment is determined to be other-than-temporary if estimated future net cash flows are less than the carrying value of the investment. If projections indicate that the carrying value of the investment will not be recoverable, the carrying value is reduced by the estimated excess of the carrying value over the estimated discounted cash flows. There is a reasonable possibility that in the near future estimated future cash flows from the investment in Audium could change and that the effect of the change could be material to our financial position or results of operation.

      At December 31, 2001, we assessed the realizability of the investment in Audium and wrote down the investment by $823,275. The write-down was a result of a decrease in the estimated cash flows expected to be realized from the investment due to overall decline in the economy and the potential impact on related markets for Audium's products.

      Note Payable to Affiliate - The Fonix Note bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per annum. We owe Audium $987,500 under the Fonix Note. We are currently negotiating a new payment schedule for payment of this amount. If we are not able to agree on a new payment schedule, then Audium may declare a default and exercise its rights under the Fonix Note, including the right to foreclose on approximately 684,930 shares of Audium Preferred Stock held as collateral for the Fonix Note.

      Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and we recorded a present value of $2,370,348 for the note payable. For the three months and nine months ended September 30, 2002, the Company recorded interest expense of $29,875 and $85,303, respectively, related to this note.

Promissory Note

      In December 2001, we entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force"). As part of the purchase price Fonix issued a non-interest bearing promissory note in the amount of $1,280,000 (the "Force Note"). Installment payments under the Force Note are due over the 12 month period following the date of purchase. Management determined that a seven percent annual interest rate reflects the risk characteristics of the Force Note. Accordingly, interest has been imputed at seven percent and we recorded a discount of $40,245. For the three months and nine months ended September 30, 2002, we recorded interest expense of $5,258 and$33,630, respectively, related to the Force Note.

      As collateral for the Force Note, 7,000,000 shares of our Class A common stock were placed into escrow. To date, required payments have been made. As of December 17, 2002, the outstanding balance of the Force Note was $250,000, payable $125,000 on December 31, 2001, and $125,000 on January 31, 2003.

Notes Payable - Related Parties

      Two executive officers of the Company (the "Lenders") sold shares of our Class A common stock owned by them and advanced the resulting proceeds amounting to $333,308 to us under the terms of a revolving line of credit and related promissory note. The funds were advanced for use in Company operations. The advances bear interest at 10 percent per annum, payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, is due and payable on June 10, 2003. Any time after December 11, 2002, all or part of the outstanding balance and unpaid interest may be converted at the option of the Lenders into shares of our Class A common stock. The conversion price is the average closing bid price of the shares at the time of the advances. If converted, the conversion amount is divided by the conversion price to determine the number of shares to be issued to the Lenders. To the extent the market price of our shares is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the shares. A beneficial conversion feature of $14,917 was recorded as interest expense in connection with this transaction. The Lenders may also receive additional compensation as determined appropriate by the Board of Directors. The Lenders subsequently pledged 1,234,622 shares of our Class A common stock to the Equity Line Investor in connection with an advance of $182,676 to us under the Third Equity Line (see Note 7 to the condensed consolidated financial statements for the year ended December 31, 2001, included with the registration statement of which this prospectus is a part). The Equity Line Investor subsequently sold the pledged shares and applied the proceeds in reduction of the advance. The value of the pledged shares of $86,423.54 was treated as an additional advance from the Lenders.

      The aggregate advances of $407,385 from the Lenders are secured by our intellectual property rights and other assets.

      We also had unsecured demand notes payable to former stockholders of an acquired entity in the aggregate amount of $77,625 outstanding as of September 30, 2002. During 2000, certain holders of these notes made demand for payment. We is attempting to negotiate a reduced payoff of these notes. The notes remain unpaid and no additional demands for payment have been received.

Series D Debentures

      On October 11, 2002, we entered into a Securities Purchase Agreement with Breckenridge Fund, LLC ("Breckenridge"), an unaffiliated third party, for the sale of the Company's Series D 12% Convertible Debentures (the "Debentures") in the aggregate principal amount of $1,500,000. The outstanding principal amount of the Debentures is convertible at any time at the option of the holder into shares of the Company common stock at a conversion price equal to the average of the two lowest closing bid prices of the Company's Class A common stock for the twenty trading days immediately preceding the conversion date multiplied by 90%. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, the Company is required to make principal payments of $250,000, plus accrued interest.

         We subsequently amended the repayment terms of the purchase agreement with the Selling Shareholder. Under the amended agreement, we were required to pay $100,000 on January 17, 2003; $150,000 on January 24, 2003; $150,000 on
January 30, 2003; $350,000 on February 18, 2003; $250,000 on March 20, 2003;
$250,000 on April 20, 2003; and $250,000 on May 11, 2003. There are no penalties for prepayment. Additionally, we agreed to the release of 9,503,333 of the Collateral Shares to the Selling Shareholder as consideration to the Selling Shareholder for revising the terms of the purchase agreement.

         In connection with the sale of the Debentures, we issued, as collateral to secure our performance under the Debenture, 83,333,333 shares of Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares will not be released to the Selling Shareholder unless we are delinquent with respect to payments under the Debenture. If we are delinquent under the revised payment schedule, the Selling Shareholder is entitled to receive a penalty of five percent of the then-outstanding principal amount of the debenture, payable in cash or shares released from the Collateral Shares. Additionally, as further consideration for the sale of the Debentures, we issued 7,777,778 shares to the Selling Shareholder (the "Additional Shares").

      In connection with the sale of the Debentures, the Company agreed to register the resale of shares of our Class A common stock underlying the Debentures, the Collateral Shares, and the Additional Shares. This prospectus and the registration statement of which it is a part register the resale of those shares.

      The following table identifies the total principal amount of the Debentures outstanding, and the total number of shares of Class A common stock that would be issuable, assuming that the full amounts of the Debentures were converted by Breckenridge, and further assuming that the applicable conversion or exercise prices at the time of such conversion or exercise were the following amounts. The calculations below exclude the issuance of shares of Class A common stock as payment of interest on the Debentures at the date of conversion.



                                                          Shares
                                                      issuable upon
                                                      conversion of
      Hypothetical Conversion                       principal amount of
               Price                                    $1,400,000

               $0.02                                    70,000,000
               $0.03                                    46,666,667
               $0.04                                    35,000,000

               $0.05                                    28,000,000
               $0.10                                    14,000,000
               $0.15                                     9,333,333
               $0.25                                     5,600,000

Equity Lines of Credit

      On August 8, 2000, we entered into a Private Equity Line Agreement (the "Initial Equity Line") with Queen LLC, a private investor ("Equity Line Investor"), which gave us the right to draw up to $20,000,000 for operations and other purposes through a mechanism of draws and puts of stock. As of May 7, 2002, we had drawn the full $20,000,000 under the Initial Equity Line, which resulted in the issuance of 81,876,599 shares of our Class A common stock, and no funds remained available to be drawn on the Initial Equity Line. Consequently, on May 8, 2002, Fonix and the Equity Line Investor amended the Equity Line to increase the balance available under the Equity Line from $20,000,000 to $22,000,000. As of June 24, 2002, 6,649,500 shares of Class A common stock were issued in connection with draws of $617,324 against the additional $2,000,000 available under the Initial Equity Line. Accordingly, we received a total of $20,617,324 in draws under the Initial Equity Line and we issued an aggregate of 91,083,516 shares of our Class A common stock to the Equity Line Investor under the terms of the Initial Equity Line.

      During the nine months ended September 30, 2002, 40,692,920 shares of Class A common stock were issued in connection with draws of $3,633,817. From inception of the Initial Equity Line through June 30, 2002, 91,083,516 shares of Class A common stock were issued in connection with draws under the Initial Equity Line of $20,617,324. As of December 4, 2002, $1,382,676 remains unutilized under the Initial Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is presently unavailable to us.

      On April 6, 2001, we entered into a second equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, we have the right to draw up to $20,000,000 under terms substantially identical to the Initial Equity Line.

      During the nine months ended September 30, 2002, 93,586,995 shares of Class A common stock were issued in connection with draws of $5,728,846. From the inception of the Second Equity Line through June 30, 2002, 211,600,000 shares of Class A common stock were issued in connection with draws under the Second Equity Line of $19,153,846. As of December 4, 2002, $846,154 remains undrawn under the Second Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is presently unavailable to us.

      The following table summarizes the transactions completed under the equity lines to date:


                                                                             Average Number
                                              Weighted Average              of Shares Issued                Total Shares Issued
Equity Line                                   Conversion Price                  Per Draw                     Under Equity Line
-----------                                   ----------------                  --------                     -----------------
Initial Equity Line                                $0.228                       4,554,176                        91,083,516
Second Equity Line                                 $0.091                      11,775,556                       211,600,000

      On June 27, 2002, we entered into a third equity line agreement (the "Third Equity Line") with the Equity Line Investor. Under the Third Equity Line, we have the right to draw up to $20,000,000 under terms substantially identical to the Second Equity Line.

      Specifically, under the Third Equity Line, we are entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued is determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date we tender the put notice.

      The following information is provided to demonstrate the operation of the "put" formula and the shares of Class A common stock that would be issuable upon a hypothetical draw of $1,000,000:

            Hypothetical closing bid prices (seven trading days
                following the date of the put notice):

                        Trading day 1                       $0.20
                        Trading day 2                       $0.19
                        Trading day 3                       $0.22
                        Trading day 4                       $0.18
                        Trading day 5                       $0.22
                        Trading day 6                       $0.21
                        Trading day 7                       $0.21

            Conversion rate: (90% of average of two lowest closing bid prices)
                        Trading day 2                       $0.19
                        Trading day 4                       $0.18
                        Average                             $.0185
                        90% of average                      $0.1665

            Conversion calculation: $1,000,000/ $0.1665 = 6,006,006 shares put to Equity Line Investor.

      On January 6, 2003, we tendered a put notice to draw $1,000,000 on the Third Equity Line. Through January 27, 2003, we had issued 40,767,239 shares of our Class A common stock to the Equity Line Investor in connection with the January 6, 2003, put notice. The resale of those shares is not covered by this prospectus or the registration statement of which it is a part.

Stock Options and Warrants

      During 2001, we granted options to 156 employees to purchase 6,626,950 shares of Class A common stock at exercise prices ranging from $0.07 to $0.73 per share and granted options to directors to purchase 1,000,000 shares of Class A common stock at an exercise price of $0.14 per share. Options granted to directors represent remuneration for participation on the board of directors, with each director receiving 200,000 options. Additionally we granted 508,000 to outside consultants for services rendered, with exercise prices ranging from $0.19 to $0.40 per share. All options were granted at the quoted market price at the date of grant. The options granted to employees represent compensation for services rendered in connection with their employment during the period. Of these options granted during this period, 233,000 vested immediately, 625,000 vest over 18 months, and the balance of 6,276,950 vest over the three years following issuance. The 1,000,000 options granted to directors vested immediately. If not exercised, all options expire within ten years from the date of grant. Using the Black-Scholes pricing model, the weighted average fair value of the options granted in 2001was $0.27 per share.

      During the nine months ended September 30, 2002, we granted options to employees to purchase 5,239,000 shares of Class A common stock and granted options to directors to purchase 1,000,000 shares of Class A common stock. The options have exercise prices ranging from $0.05 to $0.11 per share, which were the quoted fair market price of the stock on the dates of grant. Of the options granted during this nine-month period, 5,239,000 vest over the three years following issuance and 1,000,000 vested immediately. These options expire within ten years from the date of grant if not exercised. Using the Black- Scholes pricing model, the weighted average fair value of the employee and director options were $0.08 and $0.04 per share, respectively. As of September 30, 2002, we had a total of 28,479,903 options to purchase Class A common shares outstanding.

      As of December 6, 2002, we had warrants to purchase a total of 2,250,000 shares of Class A common stock outstanding that expire beginning in 2002 through 2010. Warrants issued for services were recorded at their fair value determined using the Black-Scholes pricing model. The resulting values were recorded in operating expenses in the periods covered by the services rendered. Warrants for the purchase of 300,000 shares of Class A common stock were issued in January 2000 for consulting services rendered. The warrants were issued at $47,000 using the Black-Scholes pricing model assuming risk-free interest rate of 5.7%, expected exercise life of 5 years, and volatility of 102%. The warrants were issued with exercise prices ranging from $0.28 to $1.25, vested during the year ended December 31, 2000 and expire January 2003.

Summary of Contractual Obligations

      The following summary reflects payments due under long-term obligations as of December 31, 2001:


                                                                   Payments Due By Year

                 Contractual Obligations                   Total        Less Than One   One to Three
                                                          -----------    -----------     ----------
                 Notes payable                            $ 2,907,625    $ 2,907,625     $       --

                 Capital lease obligations                     20,310         20,310             --

                 Operating lease obligations                1,693,255        881,224        812,031

                 Total contractual cash obligations       $ 4,621,190    $ 3,809,159     $  812,031
                 ----------------------------------       ===========    ===========     ==========



Related-Party Transaction

      In February 2000, we entered into an agreement to purchase from John A. Oberteuffer, an executive officer and director of the Company, all of Dr. Oberteuffer's rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In payment for Dr. Oberteuffer's technology, we granted Dr. Oberteuffer 600,000 warrants to purchase our Class A common stock at an exercise price of $1.00 per share. The warrants were valued using the Black-Scholes method of valuation and resulted in a value of $0.79 per warrant for the 600,000 warrants, or an aggregate value of $474,000. The warrants expire February 10, 2010. Also, we granted Dr. Oberteuffer the right to repurchase the technology from us at fair market value if we subsequently determined not to commercialize the pen/voice technologies or products.

      In February 2000, we were actively pursuing development and licensing opportunities in HWR and desired to procure the rights to Dr. Oberteuffer's in-process development. However, there was no assurance at the time that the development of the project would result in revenue opportunities when completed, so the cost was charged to in-process research and development in the current period.

      We have since determined that there is no substantial benefit to pursuing the market for our HWR technology, including the technology acquired from Dr. Oberteuffer and as such, the balance of goodwill from all HWR acquisitions was written off in 2001. Our decision to cease efforts to commercialize our HWR technologies may trigger Dr. Oberteuffer's right to repurchase the pen/voice technologies acquired from him.

Other

      We presently have no plans to purchase new research and development or office facilities.

                                     Outlook

Corporate Objectives and Technology Vision

      We deliver speech solutions that empower people to interact conversationally with information systems and computing devices using natural language. Our speech-enabling technologies, which include TTS and neural network-based ASR, are integrated into products for commercial, industrial and consumer applications.

      We are now delivering standard speech-enabled solutions and applications for specific market segments, namely: mobile and wireless handheld computing devices, automotive solutions, and speech software applications. These solutions and applications are built on our Core Technologies. Management expects to deliver efficient, reusable and scaleable standard solutions to increase revenue margins and leverage our Core Technologies across multiple platforms and operating systems for wireless and mobile computing devices and computer telephony systems. The Fonix Core Technologies are based on proprietary technology that is protected by various patents and trade secrets. Management believes that our speech-enabling technologies and solutions provide superior competitive advantages compared to other technologies and products available in the marketplace. Specifically, the Fonix neural net-based core technologies provide the following competitive advantages:

          o Fonix neural net technologies require less memory storage. For example, the combined Fonix ASR & TTS technologies require approximately one megabyte (MB), while the nearest competitor requires approximately three MB for comparable applications. This benefit lowers the cost of the Fonix solution compared to that of our competitors.

          o Fonix neural net technologies require less processing power as measured in MIPS (million instructions per second). Fonix technologies require a less expensive micro-processor ("CPU") and allow for more applications to run concurrently on a comparable CPU.

          o Fonix neural net technologies provide a higher recognition accuracy in noisy environments, such as inside of an operating vehicle.

          o Fonix neural net technologies do not require the user to train the system to their individual voice.

          o Fonix neural net architecture provides higher and more robust system reliability.

          o    Fonix neural net technologies allow customers (OEMs,  value-added
               resellers   ("VARs"),   and  users)  to  modify  vocabularies  in
               real-time.

          o Fonix neural net technologies provide a lower porting-cost and require less time to integrate speech-enabling solutions to operating systems ("OS") and CPUs.

          o Fonix has ported to nine multiple operating systems and twelve CPUs, while many competitors support only a limited number of OS and CPU platforms.

          o Fonix TTS "voices" have very high understandability in noisy environments.

      To accomplish our objective of delivering efficient, reusable and scaleable standard solutions to increase revenue margins and leverage our Core Technologies, we intend to proceed as follows:

      Substantially Increase Marketing and Sales Activities. We intend to hire additional sales and marketing personnel, both domestically and internationally, who will focus on the automotive embedded and wireless mobile markets, and outsource marketing efforts for personal software for consumer applications. To address global opportunities, we will continue to develop or acquire additional speech-enabling products and technologies for foreign languages and dialects. We will also make significant investments in reseller, co-operative, and market development funded programs in order to build sales and marketing opportunities with software developers, resellers, wholesale distribution channels and corporate partners.

      Expand Strategic Relationships. We have a number of strategic collaboration and marketing arrangements with developers and VARs. We intend to expand such relationships and add additional similar relationships, specifically in the mobile communications and PDA markets. Our partners, OEMs, and VARs can accelerate time to market by incorporating Fonix s.Manager, a proprietary dynamic development platform. Further, when we are able to identify "first mover" speech-enabling applications in which we can integrate our Core Technologies,we intend to investigate investment opportunities in order that we can obtain preferred or priority collaboration rights.

      Continue to Develop and Enhance the Core Technologies. We plan to continue to invest significant resources in development of standard solution and products, acquisition of speech-enabling technologies and properties, developer tools and development frameworks to maintain the competitive advantages found in our Core Technologies.

      We have entered into and are seeking to enter into collaboration or joint marketing agreements, co-development relationships, and strategic alliances with well-known technology and consumer product manufacturers, integrators, and VARs. Management believes that the best way to generate material recurring revenues is for us to enter into contracts with integrators and VARs who will introduce us to potential end users of products that incorporate our Core Technologies. Typically, these types of agreements require joint marketing and development efforts by both Fonix and the integrators or VARs. We spend significant time educating and providing information to both third party integrators and VARs and their prospective customers regarding the use and benefits of our Core Technologies. During this evaluation period, we may expend substantial sales, marketing and management resources, all of which is not recoverable unless the prospective customer of the third party integrator or VAR enters into an agreement with us or the third party which has integrated our Core Technologies into our products, which agreement ultimately results in the receipt of revenue by us.

      As we proceed to implement our strategy and to reach our objectives, we anticipate further development of complementary technologies, added product and applications development expertise, access to market channels and additional opportunities for strategic alliances in other industry segments. The strategy we have adopted has significant risks and shareholders and others interested in Fonix and our Class A common stock should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in this prospectus and the registration statement of which it is a part.



                Special Note Regarding Forward-Looking Statements

      Certain statements contained herein under, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Outlook," including statements concerning (i) our strategy, (ii) our expansion plans,
(iii) the market for and potential applications of our Core Technologies, (iv) the results of product development and research efforts, and (v) the growth of our business contain certain forward-looking statements concerning our operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not necessarily limited to, those discussed in this prospectus and the registration statement of which it is a part, and in our Annual Report on Form 10-K for the year ended December 31, 2001.


            Market Price of and Dividends on our Class A Common Stock

      Market information

      Our Class A common stock is listed on the OTC Bulletin Board under the trading symbol FONX. The following table shows the range of high and low sales price information for our Class A common stock as quoted on the OTC Bulletin Board for the calendar years 2002 and 2003 through January 24, 2003, and for the four quarters of calendar year 2001 and calendar year 2000. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.



                                                                 Calendar Year
                                       2003               2002                  2001                    2000
                                     --------           --------               --------                ---------
                                    High    Low       High      Low         High        Low         High        Low
                                    ----    ---       ----      ---         ----        ---         ----        ---

First Quarter*                      $0.05   $0.03     $0.13     $0.04       $0.95       $0.31       $ 2.50     $0.25
Second Quarter                                        $0.15     $0.05       $0.61       $0.28       $ 1.81     $1.00
Third Quarter                                         $0.08     $0.05       $0.32       $0.06       $ 1.39     $0.50
Fourth Quarter                                        $0.07     $0.04       $0.24       $0.07       $ 0.94     $0.28

* Through January 24, 2003

      The high and low sales prices for our Class A common stock on January 24, 2003, were $0.03 and $0.03, respectively. As of January 24, 2003, there were 513,821,334 shares of Fonix Class A common stock outstanding, held by approximately 910 holders of record and approximately 46,000 beneficial holders. This number of beneficial holders represents an estimate of the number of actual holders of our stock, including beneficial owners of shares held in "nominee" or "street" name. The actual number of beneficial owners is not known to us.

      We have never declared any dividends on our Class A common stock and it is expected that earnings, if any, in future periods will be retained to further the development and sale of our Core Technologies and products. No dividends can be paid on our common stock until such time as all accrued and unpaid dividends on our preferred stock have been paid.


                             Selected Financial Data

      The selected consolidated financial information set forth below is derived from our consolidated balance sheets and statements of operations as of September 30, 2002, and for the six months then ended, and as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this Report.

                                                                            For the Year Ended December 31,
                                                    2001              2000              1999             1998             1997
                                               ----------------  ----------------  ---------------  ---------------  --------------
Statement of Operations Data:
Revenues                                       $      581,684    $      656,853    $     439,507    $   2,604,724    $          --
Cost of Revenues                                    9,898,769         1,851,876        2,009,723        1,273,840               --
Selling, general and administrative expenses       11,646,139        10,751,597        9,498,753        8,817,643       12,947,112
Product development and research                    8,123,453         5,871,414        7,909,228       13,060,604        7,066,294
Amortization of intangible assets                     604,105           604,105          604,105          473,867               --
Impairment loss on investment in affiliate            823,275                --               --               --               --
Purchased in-process research and development              --           474,000               --        9,315,000               --
Other expense, net                                   (173,221)       (3,991,348)      (3,698,789)      (6,507,245)      (1,558,678)
Equity in loss of affiliate                          (372,513)               --               --               --               --
Loss from continuing operations                   (31,059,791)      (22,810,677)     (19,949,196)     (36,843,475)     (21,572,084)
Loss from discontinued operations                          --                --       (2,187,080)      (6,275,307)              --
Gain (loss) on extraordinary items                         --            49,448          473,857               --         (881,864)
Net loss                                          (31,059,791)      (22,761,229)     (21,662,419)     (43,118,782)     (22,453,948)
Basic and diluted net loss per common share    $        (0.13)   $        (0.16)   $       (0.31)   $       (0.91)   $       (0.59)
Basic and diluted weighted average number of
common shares outstanding                         239,131,247       162,684,298       76,753,709       52,511,185       42,320,188



                                                                                                Nine Months Ended
                                                                                                  September 30,
                                                                                  ---------------------------------------------
                                                                                          2002                    2001
                                                                                  ---------------------  ----------------------
Revenues                                                                          $           1,812,057  $              505,927
Cost of Revenues                                                                                417,888               1,473,981
Selling, general and administrative expenses                                                  9,654,721               8,517,817
Product development and research                                                              6,763,622               6,335,639
Amortization of intangible assets                                                                22,950                 454,284
Impairment loss on convertible note receivable                                                1,523,842                      --
Other income (expense), net                                                                    (33,499)                (63,627)
Loss before equity in net loss of affiliate                                                (16,604,465)            (16,339,421)
Equity in net loss of affiliate                                                               (334,077)               (298,119)
Net loss                                                                                   (16,938,542)            (16,637,540)
Basic and diluted loss per common share                                           $              (0.04)  $               (0.08)
Weighted average number of common shares outstanding                                        448,619,260             218,225,768

                         As of September                                         As of December 31,
                                           ----------------------------------------------------------------------------------------
                            30, 2002              2001              2000              1999              1998              1997
                        -----------------  ---------------  -----------------  ---------------  ----------------  -----------------
Balance Sheet Data:
Current assets          $         401,534  $     1,269,124  $       3,752,210  $       480,885  $     20,638,070  $     21,148,689
Total assets                    6,460,160        8,599,028         17,517,373       19,173,147        61,912,791        22,894,566
Current liabilities            13,092,573        7,370,392          3,571,854        5,285,681        35,317,045        20,469,866
Long-term debt, net of
current portion                        --               --             19,767        3,971,107                --             52,225
Stockholders' equity    $      (6,632,413) $     1,228,636  $      13,925,752  $     8,086,359  $     24,765,746  $       2,372,475



               Index to Financial Statements of Fonix Corporation

Report of Hansen, Barnett & Maxwell, Independent Certified Public Accountants                                         F-2

Copy of Report of Arthur Andersen LLP, Independent Public Accountants                                                 F-4

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of December 31, 2001 and 2000                                                          F-5

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended
  December 31, 2001, 2000 and 1999                                                                                    F-6

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1999, 2000 and 2001                  F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999                            F-8

Notes to Consolidated Financial Statements                                                                            F-10

Condensed Consolidated Balance Sheets (Unaudited) - As of September 30, 2002
and December 31, 2001                                                                                                 Q-2

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) for the
Three Months and Nine Months Ended September 30, 2002 and 2001                                                        Q-3

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine
Months Ended September 30, 2002 and 2001                                                                              Q-4

Notes to Condensed Consolidated Financial Statements (Unaudited)                                                      Q-6

                 Changes in and disagreements with accountants
                     on accounting and financial disclosure

      On July 16, 2002, we engaged the accounting firm of Hansen Barnett & Maxwell ("HBM") as our independent public accountant to review our interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. Subsequently, on November 18, 2002, we engaged HBM to reaudit our financial statements for the fiscal year ending December 31, 2001. We terminated our relationship with and dismissed our former independent public accountant, Arthur Andersen LLP ("Andersen"), effective with the appointment of HBM in July 2002. The dismissal of Andersen and the appointment of HBM as our new independent public accountant were approved by the Company's Audit Committee and Board of Directors on July 12, 2002.

      During the period from the date of Andersen's engagement as our independent public accountant to July 16, 2002, the Company did not consult with HBM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

      During the most recent fiscal years ended December 31, 2001 and 2000, and the interim period subsequent to December 31, 2001, through the date of dismissal of Andersen, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that would have caused Andersen to make references in its audit report to such disagreements.

      Andersen's report on our financial statements for the years ended December 31, 2000 and 1999, contained no adverse opinion or disclaimer of opinion and was not modified as to audit scope or accounting principles, except that Andersen's report dated March 29, 2001, contained an explanatory paragraph regarding our ability to continue as a going concern.

      We filed with the Commission a current report on Form 8-K on July 17, 2002, disclosing the termination of our engagement with Andersen, our engagement of HBM, and other required information. We provided Andersen with a copy of the current report and requested that Andersen furnish a letter addressed to the Securities and Exchange Commission (the "Commission") stating whether Andersen agreed with the above statements. A representative of Andersen responded by advising the Company that Andersen would no longer provide letters relating to its termination as an audit client's independent public accountant, and that Andersen's inability to provide such letters had been discussed with the Staff at the Commission.

      On November 18, 2002, we engaged HBM to reaudit our financial statements for the year ended December 31, 2001, and in connection with the reaudit, we amended our annual report on Form 10-K for the year ended December 31, 2001.

      Other than the termination of Andersen and the engagement of HBM, during the years ended December 31, 2001, 2000, and 1999, and through the date hereof, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

                      NOTICE REGARDING ARTHUR ANDERSEN LLP

      Our consolidated financial statements at December 31, 2000, and for each of the two years in the period ended December 31, 2000, which are included in the registration statement on Form S-2 of which this prospectus forms a part, have been audited by Andersen, as set forth in its audit report thereon. On July 16, 2002, we appointed HBM to replace Andersen, who had audited our financial statements since 1999, as our independent accountant.

      Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant.

      Prior to the date of this prospectus, the Andersen partner who reviewed our most recent audited financial statements resigned from Andersen. In response to our requests for Andersen's consent to include its audit report in the registration statement on Form S-2, of which this prospectus forms a part, a representative of Andersen advised us that Andersen would not provide consents where the Andersen audit partner was no longer with Andersen. As a result, after reasonable efforts, we have been unable to obtain Andersen's written consent to the incorporation by reference into this registration statement of Andersen's audit reports with respect to our financial statements.

      Under these circumstances, Rule 437a promulgated under the Securities Act permits us to file this registration statement without a written consent from Andersen. Accordingly, Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen's provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen discussed elsewhere in this prospectus.


                                 Use of proceeds

      All of the shares of Class A common stock issued in connection with the conversion of the Debentures, if and when sold, are being offered and sold by the Selling Shareholder or its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from those sales.

                               Selling shareholder

      The Selling Shareholder is not affiliated in any way with Fonix or any of our affiliates, and neither the Selling Shareholder nor any of its affiliates have any relationship of any type with us and our affiliates other than the presently established investment relationship between the Selling Shareholder, on the one hand, and Fonix, on the other hand. This prospectus, and the registration statement of which it is a part, cover the shares issued to the Selling Shareholder in connection with the Debentures as well as the shares issued upon conversion by the Selling Shareholder of some or all of the Debentures.

      The following table provides information about the actual and potential ownership of shares of Fonix Class A common stock by the Selling Shareholder in connection with the Debentures as of January 24, 2003, and the number of such shares included for sale in this Prospectus. The number of shares of Class A common stock issuable upon conversion of the Debentures varies according to the market price at and immediately preceding the conversion date. Solely for purposes of estimating the number of shares of Class A common stock that would be issuable to the Selling Shareholder as set forth in the table below, we have assumed a hypothetical conversion of the remaining Debentures owned by the Selling Shareholder as of January 24, 2003, on which date the conversion price for the Debentures would have been $0.027. The actual conversion price and the number of Shares issuable upon such conversion could differ substantially. Under the terms and conditions of the Debentures, the Selling Shareholder is prohibited from converting Debentures to the extent such conversion would result in the Selling Shareholder beneficially owning more than 4.999% of the then outstanding shares of Fonix Class A common stock following such conversion. This restriction may be waived by the Selling Shareholder as to itself, but not as to any other holders of the Debentures, and only upon not less than 75 days' notice to Fonix. This restriction does not prevent the Selling Shareholder from either waiving such limitation or converting and selling some of its Debenture position and thereafter converting the rest or another significant portion of the Debentures. In this way, the Selling Shareholder could sell more than 4.999% of the outstanding Fonix Class A common stock in a relatively short time frame while never beneficially owning more than 4.999% of the outstanding Fonix Class A common stock at a time. For purposes of calculating the number of shares of Class A common stock issuable to the Selling Shareholder assuming a full conversion of the full principal amount of the Debentures held by it as set forth below, the effect of such 4.999% limitation has been disregarded. The number of shares issuable to the Selling Shareholder as described in the table below therefore exceeds the actual number of shares the Selling Shareholder may be entitled to beneficially own upon conversion of the Debentures. The following information is not determinative of any Selling Stockholder's beneficial ownership of Fonix Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.



                                                  Percentage of
                               Shares of Class    Class A                                                      Percentage of
                               A Common           Common Stock     Number of         Number of                 Class A
                               Stock Issuable     Issuable to      Shares of Class   Shares of                 Common
                               to Selling         Selling          A Common          Class A                   Stock
                               Shareholder        Shareholder      Stock             Common                    Beneficially
                               Under Series D     Under Series D   Registered        Stock Owned               Owned After
Name of Selling Shareholder    Debentures         Debentures (1)   Hereunder (2)     After Offering            the Offering
-----------------------------  -----------------  ---------------  ----------------  --------------------      ------------------
Breckenridge, LLC              137,407,407  (3)     22.02%          137,407,407       137,407,407 (4)               22.02% (4)
---------------------

   (1) As noted above, the Selling Shareholder is prohibited by the terms of the Debentures from having converting Debentures to the extent that the shares issuable by us would result in the Selling Shareholder beneficially owning more than 4.999% of the then outstanding shares of our Class A common stock following such conversion. The percentages set forth are not determinative of any Selling Shareholder's beneficial ownership of our Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.

   (2) The registration statement of which this prospectus is a part covers up to 137,407,407 shares of Class A common stock issuable in connection with the sale and conversion of the Debentures. Because the specific circumstances of the issuances upon conversion of the Debentures are unascertainable at this time, the precise total number of shares of our Class A common stock offered by the Selling Shareholder cannot be fixed at this time, but cannot exceed 137,407,407 unless we file additional registration statements registering the resale of the additional shares. The amount set forth below represents the number of shares of our Class A common stock that have been issued and that would be issuable, and hence offered in part hereby, assuming a conversion of the full principal amount of the Debentures as of January 24, 2003. The actual number of shares of our Class A common stock offered hereby may differ according to the actual number of shares issued upon such conversions.

   (3)   Includes:

    46,296,296   shares of Class A common stock  issuable upon a hypothetical conversion of the remaining $1,250,000 principal amount of the Debentures as of January 24, 2003;

    83,333,333   Collateral Shares of Class A common stock delivered into
                 escrow in connection with the purchase and sale of the Debentures. The Collateral Shares will be released from escrow to the Selling Shareholder only upon our delinquency in payment of our obligations under the Debentures; and

    7,777,778    shares  of  Class  A  common  stock  issued  to the  Selling
                 Shareholder as Additional Shares in connection with the purchase of the Debentures.


   (4) Assumes a hypothetical conversion of the remaining $1,250,000 principal amount of the Debentures as of January 24, 2003, and issuance of 46,296,296 shares upon conversion of the Debentures, and includes the 83,333,333 Collateral Shares and the 7,777,778 Additional
         Shares. There is no assurance that the Selling Shareholder will sell any or all of the shares offered hereby. However, the Selling Shareholder is contractually prohibited from conversing Debentures to the extent that such conversions would cause the Selling
         Shareholder to hold shares in excess of 4.99% of the then-issued and shares of our Class A common stock. This number and percentage may change based on the Selling Shareholder's decision to sell or hold the Shares.

      Marc Sharinn and Colm Wrynn both have voting and investment power in the Selling Shareholder.


                              Plan of distribution

      Once the registration statement of which this prospectus is part becomes effective with the Commission, the Shares covered by this prospectus may be offered and sold from time to time by the Selling Shareholder or its pledgees, donees, transferees or successors in interest. Such sales may be made on the OTC Bulletin Board, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

          o a block trade in which a broker-dealer engaged by the Selling Shareholder will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

          o an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

          o ordinary brokerage transactions in which the broker solicits purchasers; and

          o    privately negotiated transactions.

In effecting sales, broker-dealers engaged by the Selling Shareholder may arrange for other broker-dealers to participate in the resales.

      In connection with distributions of the Shares or otherwise, the Selling Shareholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares covered by this prospectus in the course of hedging the positions they assume with the Selling Shareholder. The Selling Shareholder may also sell the Shares short and redeliver the Shares to close out such short positions. The Selling Shareholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The Selling Shareholder may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholder in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholder is an underwriter with respect to its resales of the Shares.

      We have advised the Selling Shareholder that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Shareholder and its affiliates. In addition, we will make copies of this prospectus available to the Selling Shareholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

      All costs, expenses and fees in connection with the registration of the Shares will be borne by us. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Shareholder. The Selling Shareholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We will not receive any proceeds from the sale of the Shares.

      We have agreed with the Selling Shareholder to keep the registration statement of which this prospectus constitutes a part effective for a period of 3 years. Trading of any unsold shares after the expiration of such period will be subject to compliance with all applicable securities laws, including Rule 144.

      The Selling Shareholder is not obligated to sell any or all of the Shares covered by this prospectus.

      In order to comply with the securities laws of certain states, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of Shares may be subject to the notice filing requirements of certain states.

                                  Regulation M

      We have informed the Selling Shareholder that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to it with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the Shares or any right to purchase the Shares, for a period of one business day before and after completion of its participation in the distribution.

      During any distribution period, Regulation M prohibits the Selling Shareholder and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the Selling Shareholder will be offering and selling our common stock at the market, Regulation M will prohibit it from effecting any stabilizing transaction in contravention of Regulation M with respect to the Shares.

                                     Experts

      Our consolidated balance sheet as of December 31, 2001, and the consolidated statements of operations, stockholder's equity, and cash flows for the year then ended, have been included in the registration statement on Form S-2, of which this prospectus forms a part, in reliance on the report of Hansen, Barnett & Maxwell, independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

      Our consolidated financial statements at December 31, 2000, and for each of the two years in the period ended December 31, 2000, which are included in the registration statement on Form S-2 of which this prospectus forms a part, have been audited by Arthur Andersen LLP ("Andersen"), independent auditors, as set forth in its report thereon.

      We have been unable to obtain, after reasonable efforts, the written consent of Andersen to our naming it in this prospectus as having certified our consolidated financial statements for the three years ended December 31, 2001, as required by Section 7 of the Securities Act. Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant. Accordingly, Andersen will not have any liability under
Section 11 of the Securities Act for false and misleading statements and omissions contained in this prospectus, including the financial statements, and any claims against Andersen related to any such false and misleading statements and omissions may be limited.

                                  Legal matters

      The validity of the Shares offered hereby will be passed upon for us by Durham Jones & Pinegar, P.C., 111 East Broadway, Suite 900, Salt Lake City, Utah 84111.

                               Recent developments

Strategic Emphasis

      In September 2002, as a result of limited capital resources, generally depressed economic conditions and unexpected delays in closing sales in selected target markets, we undertook a revision of our business operating plan and strategic emphasis. This revision resulted in a refocusing of available resources toward embedded solutions and applications and related consumer applications and a reduced emphasis in computer telephony and server-based applications and solutions. Existing customers in computer telephony and server-based solutions will continue to receive support and service as needed, but new product development and marketing efforts in this area will be substantially reduced. As a result, we have identified significant opportunities for reduction of operating costs that will permit us to take better advantage of our financial resources while pursuing market opportunities in those areas where we believe our technological advantages are the greatest. These cost reductions result mainly from reduced compensation-related expenses. Effective September 30, 2002, our number of employees has been reduced by approximately 28%, resulting in an expected quarterly savings of over $800,000 per quarter. Additional opportunities for reductions identified in the future that will result in further savings. These reductions are made without significantly impacting our ability to deliver applications and solutions to our target markets in embedded applications and related consumer applications.

Payments to Employees and Vendors

      Until the registration statement covering the resale of shares under the Third Equity Line was declared effective by the Commission, we were unable to draw funds from the Third Equity Line. Consequently, our cash resources were limited to collections from customers, which were not sufficient to cover our operating expenses. As a result, payments to employees and vendors were delayed since June 2002. Employees were paid through June 15, 2002. Subsequent to June 30, 2002, advances were made to certain employees on the basis of financial need as determined by the individual circumstances of each employee. Payments amounting to approximately $252,000 have been made on this basis through January 21, 2003. Through January 24, 2003, 44 employees of Fonix have quit or been terminated since July 1, 2002. We owe these former employees an aggregate of approximately $1,320,000 for unpaid wages. No stoppage in work has occurred as a result of nonpayment or delayed payment of compensation to date, nor have deliveries to customers been effected. Certain payments to vendors deemed to be critical to our ongoing operations have been made. To date, no critical services have been stopped as a result of nonpayment or delayed payment. At January 24, 2003, unpaid compensation payable to current and former employees was approximately $5,100,000 and vendor accounts payable was approximately $2,500,000.

      We have recently presented a plan to our current employees that would (i) reduce the amount of cash paid to each employee as wages, and (ii) establish terms for payment of both past due wages (amounts unpaid between June 15, 2002, and December 1, 2002 (the "Past Due Wages")) and the deferred portion of future wages. Assuming that all of our employees accept the plan, we will pay in cash for each pay period approximately 62% of the total wages due for that period. The balance will be deferred for six months at which time it will be paid in six equal monthly installments or, at the option of the employee, paid in shares of our Class A common stock. At the option of each employee, Past Due Wages will be paid in cash in twenty-four equal monthly installments or in shares of our Class A common stock over a six month period.

      We anticipate that all or at least a significant majority of our employees will adopt the wage payment plan. However, there can be no assurance that all of our current employees will adopt the plan, in which case our cash resources may not be sufficient to pay the current wages and Past Due Wages.

      Several former employees have filed suits against Fonix to collect Past Due Wages or have filed complaints with the State of Utah Labor Commission regarding Past Due Wage claims. We have settled several of these suits and are negotiating to settle the remaining suits on terms substantially similar to those offered to current employees who are also Past Due Wages.

Unveil Technologies, Inc.

      Due to the limited resources available to us, we have been unable to meet requests by Unveil Technologies, Inc. ("Unveil"), for additional funding under the Line of Credit and Convertible Note Receivable between Unveil and Fonix. This limitation in funding has resulted in an extension of the due date for the payment of accrued interest due under the note and has caused Unveil to slow the development process on its technology. Further, in the period subsequent to June 30, 2002, information relative to Unveil's financial condition has not been made fully available to us by Unveil management. Accordingly, due to concerns relative to the potential deterioration of Unveil's financial condition and the deferral of its development and delivery of applications of its technology, management has determined that an impairment in the carrying value of the receivable has occurred in the third quarter of 2002 and will reflect a write down of the balance and accrued interest thereon aggregating approximately $1,524,000 in the third quarter of 2002.

Selling Shareholder Holdings

      To our knowledge, the only shares of Fonix Class A common stock held by the Selling Shareholder as of January 24 were the Additional Shares and the Released Shares which were part of the Collateral Shares issued in connection with the Debentures.

      To our knowledge the Selling Shareholder holds no equity in Fonix Corporation as of January 13, 2003.

Periodic public reporting

      On March 28, 2002, we filed our 2001 annual report on Form 10-K with the Securities and Exchange Commission (the "Commission"). The annual report included audited consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as well as other required information.

      On May 9, 2002, we filed our quarterly report for the three months ended March 31, 2002, with the Commission. The quarterly report included unaudited financial statements as of March 31, 2002 and 2001, as well as other required information.

      On June 10, 2002, we filed a current report on Form 8-K with the Commission regarding the loan agreement between Thomas A. Murdock and Roger D. Dudley, two of our executive officers, and the Company. The report included terms of the loan, repayment terms, and other information relating to the transaction.

      On July 17, 2002, we filed a current report on Form 8-K with the Commission relating to our engagement of Hansen Barnett & Maxwell as our independent public accountants to review the Company's interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. The current report also disclosed the termination of our engagement of Arthur Andersen LLP as our independent public accountants, effective upon the engagement of Hansen Barnett & Maxwell.

      On August 9, 2002, we filed our quarterly report for the three and six months ended June 30, 2002, with the Commission. The quarterly report included unaudited financial statements as of June 30, 2002 and 2001, as well as other required information.

      On August 30, 2002, we filed an amended quarterly report for the three and six months ended June 30, 2002, with the Commission.

      On September 13, 2002, we filed an amended quarterly report for the three and six months ended June 30, 2002, with the Commission.

      On December 18, 2002, we filed with the Commission: Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2001; an amended quarterly report for the three months ended March 31, 2002; an amended quarterly report for the three and six months ended June 30, 2002; and an amended quarterly report for the three and nine months ended September 30, 2002.

      For a free copy of these filings, please contact us at:

                      Fonix Corporation, Investor Relations
                        180 West Election Road, Suite 200
                                Draper, UT 84020
                                 (801) 553-6600
                               Fax (801) 553-6707
                            e-mail: invrel@fonix.com
                                ----------------

      Additionally, our annual and quarterly reports are available at the Commission's website at http://www.sec.gov.


                 Important information incorporated by reference

      For purposes of this prospectus, the Commission allows us to "incorporate by reference" certain information we have filed with the Commission, which means that we are disclosing important information to you by referring you to other information we have filed with the Commission. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following document:

          o Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002

          o Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Commission May 9, 2002.

          o Current Report on Form 8-K filed with the Commission June 10, 2002., relating to related party transactions.

          o Current Report on Form 8-K filed with the Commission on July 17, 2002, relating to a change in our certifying public accountant.

          o Quarterly Report on Form 10-Q for the six months ended June 30, 2002, filed with the Commission August 9, 2002.

          o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission August 30, 2002.

          o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission September 13, 2002.

          o Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2001, filed with the Commission on December 18, 2002

          o Amended Quarterly Report on Form 10-Q/A for the three months ended March 31, 2002, filed with the Commission December 18, 2002.

          o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission December 18, 2002.

          o Amended Quarterly Report on Form 10-Q/A for the nine months ended September 30, 2002, filed with the Commission December 18, 2002.

      You can request a free copy of the filings listed above by writing, calling, e-mailing, or faxing a request to us at:

                      Fonix Corporation, Investor Relations
                        180 West Election Road, Suite 200
                                Draper, UT 84020
                                 (801) 553-6600
                               Fax (801) 553-6707
                            e-mail: invrel@fonix.com
                                ----------------

Alternatively, certain of the documents incorporated by reference are available at the Commission's website at http://www.sec.gov.

      This prospectus is part of a registration statement that we filed with the Commission. This prospectus does not contain all of the information included in the registration statement, as certain items are omitted in accordance with the rules and regulations of the Commission. Statements or descriptions contained in this prospectus about any agreements or other documents provide, in our belief, all information about such agreements or documents that is material to a decision to invest in the Shares, but not all terms of all such agreements and documents are described. If you want more information, we refer you to the copy of such agreement or document filed as an exhibit to the registration statement or the reports and other materials incorporated by reference into this prospectus. The registration statement, including all of its exhibits and schedules, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can obtain copies of all or any part of it from the Commission, although the Commission charges for such copies.

                       Where to get additional information

      Federal securities law requires us to file information with the Commission concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements, and other information with the Commission.

You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

      You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) at which you can read or download our reports, proxy and information statements and other information. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                  Explanation about forward-looking information

      This prospectus, including information contained in documents that are incorporated by reference in this prospectus, contains "forward-looking statements," as that term is defined by federal securities laws, that relate to our financial condition, results of operations, plans, objectives, future performance, and business. These statements are frequently preceded by, followed by or include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties, and whether those risks and uncertainties occur or develop adversely, our actual results may differ materially from those contemplated by such forward-looking statements. In the section of the prospectus entitled "Risk Factors" we have summarized a number of the risks and uncertainties that could affect the actual outcome of the forward-looking statements included in this prospectus. We advise you not to place undue reliance on such forward-looking statements in light of the material risks and uncertainties to which they are subject.

                      Table of Contents


Summary about Fonix Corporation and this offering.....................................................2
Risk factors..........................................................................................5
Information about Fonix Corporation..................................................................16
Management's discussion and analysis of financial condition
      and results of operations......................................................................16
Special note regarding forward looking statements....................................................32
Market price of and dividends on Fonix Class A
      common stock...................................................................................33
Selected financial data..............................................................................33
Index to financial statements of Fonix Corporation...................................................35
Changes in and disagreements with accountants on
      accounting and financial disclosure............................................................35
Use of proceeds......................................................................................37
Selling Shareholder..................................................................................37
Plan of distribution.................................................................................38
Regulation M.........................................................................................39
Experts..............................................................................................39
Legal matters........................................................................................40
Recent developments..................................................................................40
Important information incorporated by reference......................................................42
Where to get additional information..................................................................43
Explanation about forward-looking information........................................................43

                              --------------------


Dealer Prospectus Delivery Obligation. Until [a date which is 90 days after the effective date], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.





                               Fonix Corporation

                                   146,666,667
                                     SHARES

                              CLASS A COMMON STOCK

                              --------------------

                                   PROSPECTUS

                               -------------------

                                January ___, 2003

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except the Securities and Exchange Commission registration fee.


Filing Fee - Securities and Exchange Commission   $      405
Legal fees and expenses of the Company                15,000
Accounting Fees                                       15,000
Printing expenses                                        500
Miscellaneous expenses                                 5,000
                                                  ----------
Total Expenses                                    $   35,905
                                                  ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by

Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

      Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      Article Ninth of the registrant's Charter provides that, the registrant shall, "to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

      Article VII, Section 7 of the registrant's Bylaws further provides that the registrant "shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware."



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 16. LIST OF EXHIBITS.

5      Opinion of Durham Jones & Pinegar, P.C.

10.1 Securities Purchase Agreement between Fonix Corporation and Breckenridge Fund, LLC, dated October 11, 2002

23.1   Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.

23.2   Consent of Hansen Barnett & Maxwell

24     Power of Attorney (See page II-5)

-------------------


ITEM 17. UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

      (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on this 27th day of January, 2003.

                                  Fonix Corporation

                                  By: /s/ Thomas A. Murdock
                                     ---------------------------
                                  Thomas A. Murdock
                                  President, Chief Executive Officer



                                  By: /s/ Roger D. Dudley
                                     ---------------------------
                                  Roger D. Dudley
                                  Executive Vice President, Chief Financial
                                  Officer, and Principal Accounting Officer

                                POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Thomas A. Murdock and Roger D. Dudley, and each of them, with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the person(s) so acting deems appropriate, and appoints each of such persons, each with full power of substitution, attorney-in-fact to sign any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therein.

      Name                     Date

/s/ Thomas A. Murdock          January 27, 2003
--------------------------
Thomas A. Murdock

/s/ Roger D. Dudley            January 27, 2003
--------------------------
Roger D. Dudley

/s/ John A. Oberteuffer        January 27, 2003
--------------------------
John A. Oberteuffer, Ph.D.

/s/ William A. Maasberg Jr.    January 27, 2003
--------------------------
William A. Maasberg Jr.

                                  EXHIBIT INDEX

5       Opinion of Durham Jones & Pinegar, P.C.

10.1 Securities Purchase Agreement between Fonix Corporation and Breckenridge Fund, LLC, dated October 11, 2002

23.1    Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.

23.2    Consent of Hansen Barnett & Maxwell

24      Power of Attorney (See page II-5)

-----------------

                       FONIX CORPORATION AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS



Report of Hansen, Barnett & Maxwell, Independent
        Certified Public Accountants                                         F-2

Copy of Report of Arthur Andersen LLP, Independent Public Accountants        F-4

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of December 31, 2001 and 2000                 F-5

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended
  December 31, 2001, 2000 and 1999                                           F-6

Consolidated Statements of Stockholders' Equity for the Years Ended
        December 31, 1999, 2000 and 2001                                     F-7

Consolidated Statements of Cash Flows for the Years Ended December 31,
        2001, 2000 and 1999                                                  F-8

Notes to Consolidated Financial Statements                                  F-10

HANSEN, BARNETT & MAXWELL                                        (801) 532-2200
             A Professional Corporation                      Fax (801) 532-7944
            CERTIFIED PUBLIC ACCOUNTANTS              5 Triad Center, Suite 750
                                                     Salt Lake City, Utah 84180
         Member of Baker Tilly International                www.hbmcpas.com
        Member of AICPA SEC Practice Section


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders
Fonix Corporation

We have audited the accompanying consolidated balance sheet of Fonix Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Fonix Corporation and subsidiaries as of December 31, 2000, and for each of the two years in the period ended December 31, 2000 were audited by other auditors who have ceased operations. In their report dated March 29, 2001, those auditors expressed an unqualified opinion on those financial statements and stated that certain matters raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fonix Corporation and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Fonix Corporation and subsidiaries as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 were audited by other auditors who have ceased operations. As described in Note 1, these consolidated financial statements have been restated. We audited the adjustments described in Note1 that were applied to restate the 2000 and 1999 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. In addition, as described in Note 6, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 6 for 2000 and 1999 included (a) agreeing loss before extraordinary item, as reported, and net loss, as reported, to the consolidated financial statements and the adjustments for amortization expense recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of loss before extraordinary items excluding goodwill amortization and net loss excluding goodwill amortization to loss before extraordinary items, as reported, and net loss, as reported, respectively, and the related loss-per-share amounts. In our opinion, the disclosures for 2000 and 1999 in Note 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 or 1999 consolidated financial statements of the Company other than with respect to such adjustments and such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 or 1999 consolidated financial statements taken as a whole.

                                   (Continued)

HANSEN, BARNETT & MAXWELL

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                   (CONTINUED)

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities during the year ended December 31, 2001. These losses and negative cash flows from operating activities have continued through December 6, 2002. As of December 31, 2001, the Company had an accumulated deficit of $174,109,356, and negative working capital of $6,101,268. Subsequently, the Company has used all but $2,228,830 of the remaining financing available through its two equity lines of credit, has incurred additional liabilities for unpaid compensation payable to current and former employees amounting to approximately $4,200,000, and vendor accounts payable amounting to approximately $2,348,000. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                         HANSEN, BARNETT & MAXWELL

                                        /s/ Hansen Barnett & Maxwell

Salt Lake City, Utah
December 6, 2002

The following is a copy of the report of Arthur Andersen LLP signed and dated March 29, 2001, on the consolidated financial statements of Fonix Corporation and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000. The report makes reference to the consolidated balance sheet of Fonix Corporation and subsidiaries as of December 31, 1999, and to the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998, none of which are included herein. Arthur Andersen LLP has ceased operations and has not reissued the report.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fonix Corporation:


We have audited the accompanying consolidated balance sheets of Fonix Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fonix Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities since its inception. The Company expects these losses and negative cash flows from operating activities to continue at least through December 31, 2001. As of December 31, 2000, the Company has minimal tangible net worth of $983,988, an accumulated deficit of $143,040,284, minimal working capital of $180,356 and $224,436 of accounts payable over 60 days past due. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


ARTHUR ANDERSEN LLP

Salt Lake City, Utah
March 29, 2001

                       Fonix Corporation and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS


ASSETS
                                                                                                        December 31,  December 31,
                                                                                                           2001          2000
                                                                                                       ------------- -------------
Current assets:
      Cash and cash equivalents                                                                        $    201,401  $  1,413,627
      Subscriptions receivable                                                                              852,970             -
      Funds held in escrow                                                                                        -     2,151,006
      Accounts receivable, net of allowance for doubtful accounts of $0 and $20,000, respectively            32,210       131,872
      Inventory                                                                                              37,154             -
      Prepaid expenses and other current assets                                                             145,389        55,705
                                                                                                       ------------- -------------

           Total current assets                                                                           1,269,124     3,752,210

Property and equipment, net of accumulated depreciation of $1,314,960 and $1,445,288, respectively          903,159       718,711

Convertible note receivable                                                                                 630,000             -

Investment in and note receivable from affiliate, net of unamortized discount of $77,691                  1,696,869             -

Intangible assets, net of accumulated amortization of $145,522 and $5,158,792, respectively               1,345,520     9,800,418

Goodwill, net of accumulated amortization of $2,295,598 and $1,691,494, respectively                      2,631,304     3,141,346

Other assets                                                                                                123,052       104,688
                                                                                                       ------------- -------------

           Total assets                                                                                $  8,599,028  $ 17,517,373
                                                                                                       ============= =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Note payable to affiliate, net of unamortized discount of $65,247                                $  1,484,753  $          -
      Note payable, net of unamortized discount of $40,245                                                1,239,755             -
      Notes payable - related parties                                                                        77,625        77,625
      Accounts payable                                                                                    1,085,711       655,352
      Accrued liabilities                                                                                   961,299       553,448
      Accrued liabilities - related parties                                                               1,451,633     1,564,133
      Deferred revenues                                                                                   1,049,849       677,071
      Capital lease obligation, current portion                                                              19,767        44,225
                                                                                                       ------------- -------------

           Total current liabilities                                                                      7,370,392     3,571,854

Capital lease obligation, net of current portion                                                                  -        19,767
                                                                                                       ------------- -------------

           Total liabilities                                                                              7,370,392     3,591,621
                                                                                                       ------------- -------------

Commitments and contingencies (Notes 1, 5, 6, 13, 14, 16 and 17)

Stockholders' equity:
      Preferred stock, $0.0001 par value; 50,000,000 shares authorized; Series
           A, convertible; 166,667 shares outstanding
               (aggregate liquidation preference of $6,055,012 at December 31, 2001 and 2000)               500,000       500,000
           Series D, 4% cumulative convertible; 164,500 shares outstanding in 2000
               (aggregate liquidation preference of $3,601,819 in 2000)                                           -     4,288,178
           Series F, 6% cumulative convertible; 6,073 shares outstanding in 2000
               (aggregate liquidation preference of $128,242 in 2000)                                             -       112,438
      Common stock, $0.0001 par value; 500,000,000 shares authorized;
           Class A voting,  350,195,641 and 191,296,988 shares outstanding, respectively                     35,020        19,130
           Class B non-voting, no shares outstanding                                                              -             -
      Additional paid-in capital                                                                        171,985,508   148,904,860
      Outstanding warrants to purchase Class A common stock                                               2,832,400     3,141,430
      Deferred consulting expenses                                                                          (17,777)            -
      Cumulative foreign currency translation adjustment                                                      2,841             -
      Accumulated deficit                                                                              (174,109,356) (143,040,284)
                                                                                                       ------------- -------------

           Total stockholders' equity                                                                     1,228,636    13,925,752
                                                                                                       ------------- -------------

           Total liabilities and stockholders' equity                                                  $  8,599,028  $ 17,517,373
                                                                                                       ============= =============


          See accompanying notes to consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                                                           Years Ended December 31,
                                                           ---------------------------------------------------------
                                                                  2001                 2000              1999
                                                           --------------------  ----------------- -----------------
Revenues:
      Licenses, royalties and maintenance                  $           452,484   $         567,621 $       439,507
      Services                                                         129,200              89,232               -
                                                           --------------------  ----------------- -----------------
                                                                       581,684            656,853           439,507
                                                           --------------------  ----------------- -----------------
Cost of revenues:
      Licenses, royalties and maintenance                              138,308             27,436            24,932
      Services                                                          47,509                  -                 -
      Amortization of capitalized software technology                1,824,440          1,824,440         1,984,791
      Impairment loss on capitalized software technology             7,888,512                  -                 -
                                                           --------------------  ----------------- -----------------
                                                                     9,898,769          1,851,876         2,009,723
                                                           --------------------  ----------------- -----------------

      Gross profit (loss)                                           (9,317,085)        (1,195,023)       (1,570,216)
                                                           --------------------  ----------------- -----------------

Expenses:
      Selling, general and administrative                           11,646,139         10,751,597         9,498,753
      Product development and research                               8,123,453          5,871,414         7,909,228
      Amortization of goodwill                                         604,105            604,105           604,105
      Impairment loss on investment in affiliate                       823,275                  -                 -
      Purchased in-process research and development                          -            474,000                 -
                                                           --------------------  ----------------- -----------------

          Total expenses                                            21,196,972         17,701,116        18,012,086
                                                           --------------------  ----------------- -----------------

Loss from operations                                               (30,514,057)       (18,896,139)      (19,582,302)
                                                           --------------------  ----------------- -----------------

Other income (expense):
      Interest income                                                   80,373            139,283            95,023
      Interest expense                                                (185,802)        (4,004,111)       (3,636,467)
      Other                                                            (67,792)          (126,520)         (157,345)
                                                           --------------------  ----------------- -----------------

          Total other expense, net                                    (173,221)        (3,991,348)       (3,698,789)
                                                           --------------------  ----------------- -----------------

Loss from continuing operations before equity in net
      loss of affiliate and income tax benefit                     (30,687,278)       (22,887,487)      (23,281,091)

Equity in net loss of affiliate                                       (372,513)                 -                 -

Income tax benefit                                                           -             76,810         3,331,895
                                                           --------------------  ----------------- -----------------

Loss from continuing operations                                    (31,059,791)       (22,810,677)      (19,949,196)

Discontinued operations:
      Operating loss of HealthCare Solutions Group                           -                  -        (5,953,726)
      Gain on disposal of HealthCare Solutions Group,
          net of income taxes of $3,100,000                                  -                  -         3,766,646
                                                           --------------------  ----------------- -----------------

Loss before extraordinary item                                     (31,059,791)       (22,810,677)      (22,136,276)

Extraordinary item - gain on forgiveness of debt, net of
      income taxes of $29,416 in 2000 and $281,895 in 1999                   -             49,448           473,857
                                                           --------------------  ----------------- -----------------

Net loss                                                           (31,059,791)       (22,761,229)      (21,662,419)

Other comprehensive income - foreign currency translation                2,841                  -                 -
                                                           --------------------  ----------------- -----------------

Comprehensive loss                                         $       (31,056,950)  $    (22,761,229) $    (21,662,419)
                                                           ====================  ================= =================


Basic and diluted net loss per common share                $             (0.13)  $          (0.16) $          (0.31)
                                                           ====================  ================= =================

          See accompanying notes to consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                             Preferred Stock            Common Stock            Additional
                                                         -------------------------- -------------------------     Paid-in
                                                            Shares       Amount       Shares       Amount         Capital
                                                         ------------- ------------ ------------  -----------  --------------
BALANCE, DECEMBER 31, 1998                                  1,310,073  $ 25,958,822   64,324,480  $    6,432   $  88,517,711

Options issued during the year for services                         -           -              -           -          12,540

Extension of option expiration dates                                -           -              -           -         241,375

Conversions of preferred stock                               (761,683) (18,129,770)   52,981,431       5,298      18,124,472

Common stock issued for services                                    -           -      1,200,000         120         474,880

Common stock issued for principal reduction
     on debentures                                                  -           -      6,000,000         600       3,278,293

Common stock returned and canceled                                  -           -       (970,586)        (97)     (1,000,819)

Warrants issued with Series C debentures                            -           -              -           -               -

Warrants issued for services                                        -           -              -           -               -

Expiration of warrants                                              -           -              -           -       1,170,968

Amortization of deferred consulting expenses                        -           -              -           -               -

Beneficial conversion features on Series C debentures               -           -              -           -       1,750,000

Preferred stock dividends                                           -   1,766,858              -           -               -

Reduction of accrued offering costs                                 -           -              -           -         200,000

 Net loss for the year ended December 31, 1999                      -           -              -           -               -
                                                         ------------- ------------ ------------- -----------  --------------

BALANCE, DECEMBER 31, 1999                                    548,390   9,595,910    123,535,325      12,353     112,769,420

Conversion of promissory note                                       -           -     11,544,775       1,154       7,589,717

Beneficial conversion features on promissory note                   -           -              -           -       3,447,623

Conversions of Series C debentures                                  -           -     10,385,364       1,039       4,261,025

Sale of Series F preferred shares                             316,036   2,750,000              -           -               -

Beneficial conversion features on Series D
    preferred stock                                                 -     236,400              -           -               -

Conversions of preferred stock to common stock               (527,186) (10,622,745)   23,779,198       2,379      10,620,366

Reclassification of common stock subject to redemption              -           -      1,801,802         180       1,829,820

Exercise of repricing rights                                        -           -      4,568,569         457            (457)

Issuance of common stock under equity line of credit                -           -     12,492,680       1,249       3,853,053

Shares issued upon settlement of litigation                         -           -        260,145          26          81,269

 Issuance of common stock for services                              -           -      1,862,069         186       2,016,491

Issuance of stock options and warrants for
     services and technology                                        -           -              -           -         234,856

Appreciation of warrants issued for services                        -           -              -           -               -

Extension of option expiration dates                                -           -              -           -          52,067

Exercise of stock options and stock appreciation rights             -           -        767,061          77       1,094,790

Exercise of warrants                                                -           -        300,000          30         392,970

Expiration of warrants                                              -           -              -           -         661,850

Amortization of deferred consulting expenses                        -           -              -           -               -

Preferred stock dividends                                           -   2,941,051              -           -               -

Net loss for the year ended December 31, 2000                       -           -              -           -               -
                                                         ------------- -----------  ------------  -----------  --------------

BALANCE, DECEMBER 31, 2000                                    337,240   4,900,616    191,296,988      19,130     148,904,860

Conversions of preferred stock to common stock               (170,573) (4,409,897)    14,497,507       1,449       4,408,448

Issuance of common stock under equity lines of credit               -           -    144,366,146      14,437      18,257,513

Issuance of stock options for services                              -           -              -           -          33,360

Exercise of stock options                                           -           -         35,000           4           9,797

Issuance of warrants                                                -           -              -           -               -

Expiration of warrants                                              -           -              -           -         371,530

Amortization of deferred consulting expenses                        -           -              -           -               -

Preferred stock dividends                                           -       9,281              -           -               -

Cumulative foreign currency translation adjustment                  -           -              -           -               -

Net loss for the year ended December 31, 2001                       -           -              -           -               -
                                                         ------------- -----------  ------------  -----------  --------------

BALANCE, DECEMBER 31, 2001                                    166,667  $  500,000    350,195,641  $   35,020   $ 171,985,508
                                                         ============= ===========  ============  ===========  ==============



                                                                                     Cumulative
                                                         Outstanding                   Foreign
                                                           Warrants      Deferred     Currency
                                                         to Purchase    Consulting   Translation    Accumulated
                                                         Common Stock    Expenses    Adjustment       Deficit           Total
                                                         -------------  ------------ ------------  ---------------  --------------
BALANCE, DECEMBER 31, 1998                               $  3,323,258   $  (106,700) $         -   $  (92,933,777)  $  24,765,746

Options issued during the year for services                         -             -            -                -          12,540

Extension of option expiration dates                                -             -            -                -         241,375

Conversions of preferred stock                                      -             -            -                -               -

Common stock issued for services                                    -      (375,000)           -                -         100,000

Common stock issued for principal reduction
     on debentures                                                  -             -            -                -       3,278,893

Common stock returned and canceled                                  -             -            -                -      (1,000,916)

Warrants issued with Series C debentures                      438,240             -            -                -         438,240

Warrants issued for services                                  260,000      (127,500)           -                -         132,500

Expiration of warrants                                     (1,170,968)            -            -                -               -

Amortization of deferred consulting expenses                        -       174,149            -                -         174,149

Beneficial conversion features on Series C debentures               -             -            -                -       1,750,000

Preferred stock dividends                                           -             -            -       (2,110,607)       (343,749)

Reduction of accrued offering costs                                 -             -            -                -         200,000

 Net loss for the year ended December 31, 1999                      -             -            -      (21,662,419)    (21,662,419)
                                                         -------------  ------------ ------------  ---------------  --------------

BALANCE, DECEMBER 31, 1999                                  2,850,530      (435,051)           -     (116,706,803)      8,086,359

Conversion of promissory note                                       -             -            -                -       7,590,871

Beneficial conversion features on promissory note                   -             -            -                -       3,447,623

Conversions of Series C debentures                                  -             -            -                -       4,262,064

Sale of Series F preferred shares                                   -             -            -                -       2,750,000

Beneficial conversion features on Series D
    preferred stock                                                 -             -            -         (236,400)              -

Conversions of preferred stock to common stock                      -             -            -                -               -

Reclassification of common stock subject to redemption              -             -            -                -       1,830,000

Exercise of repricing rights                                        -             -            -                -               -

Issuance of common stock under equity line of credit                -             -            -                -       3,854,302

Shares issued upon settlement of litigation                         -             -            -                -          81,295

 Issuance of common stock for services                              -             -            -                -       2,016,677

Issuance of stock options and warrants for
     services and technology                                  530,250             -            -                -         765,106

Appreciation of warrants issued for services                  537,500      (537,500)           -                -               -

Extension of option expiration dates                                -             -            -                -          52,067

Exercise of stock options and stock appreciation rights             -             -            -                -       1,094,867

Exercise of warrants                                         (115,000)            -            -                -         278,000

Expiration of warrants                                       (661,850)            -            -                -               -

Amortization of deferred consulting expenses                        -       972,551            -                -         972,551

Preferred stock dividends                                           -             -            -       (3,335,852)       (394,801)

Net loss for the year ended December 31, 2000                       -             -            -      (22,761,229)    (22,761,229)
                                                         -------------  ------------ ------------  ---------------  --------------

BALANCE, DECEMBER 31, 2000                                  3,141,430             -            -     (143,040,284)     13,925,752

Conversions of preferred stock to common stock                      -             -            -                -               -

Issuance of common stock under equity lines of credit               -             -            -                -      18,271,950

Issuance of stock options for services                              -       (30,000)           -                            3,360

Exercise of stock options                                           -             -            -                -           9,801

Issuance of warrants                                           62,500             -            -                -          62,500

Expiration of warrants                                       (371,530)            -            -                -               -

Amortization of deferred consulting expenses                        -        12,223            -                -          12,223

Preferred stock dividends                                           -             -            -           (9,281)              -

Cumulative foreign currency translation adjustment                  -             -        2,841                -           2,841

Net loss for the year ended December 31, 2001                       -             -            -      (31,059,791)    (31,059,791)
                                                         -------------  ------------ ------------  ---------------  --------------

BALANCE, DECEMBER 31, 2001                               $  2,832,400   $   (17,777) $     2,841   $ (174,109,356)  $   1,228,636
                                                         =============  ============ ============  ===============  ==============


          See accompanying notes to consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Years Ended December 31,
                                                                              ------------------------------------------------
                                                                                   2001             2000            1999
                                                                              ---------------  ---------------  --------------
Cash flows from operating activities:
      Net loss                                                                $  (31,059,791)  $  (22,761,229)  $ (21,662,419)
      Adjustments to reconcile net loss to net cash
        used in operating activities:
        Issuance of common stock for services                                              -        1,328,100         158,600
        Non-cash expense related to issuance of debentures,
          warrants, preferred and common stock                                        62,500        4,725,201       2,411,349
        Non-cash compensation expense related to issuance and
          extension of stock options                                                  15,583          914,922         360,615
        Non-cash portion of purchased in-process research and development                  -          474,000               -
        Accretion of discount on note receivable from affiliate                      (19,400)               -               -
        Accretion of discount on note payable from affiliate                         164,405                -               -
        Loss on disposal of property and equipment                                    68,736          126,520         154,940
        Impairment loss on capitalized software technology                         7,888,513                -               -
        Gain on sale of HealthCare Solutions Group                                         -                -      (3,766,646)
        Depreciation and amortization                                              2,850,362        3,093,612       5,256,532
        Impairment loss on investment in affiliate                                   823,275                -               1
        Equity in net loss of affiliate                                              372,513                -               -
        Income tax benefit                                                                 -          (76,810)     (3,331,895)
        Gain on forgiveness of debt                                                        -          (49,448)       (473,857)
        Changes in assets and liabilities, net of effects of acquisitions:
           Accounts receivable                                                       118,227           53,029        (245,432)
           Inventory                                                                 (37,154)               -               -
           Prepaid expenses and other current assets                                 (89,684)           8,127          (5,560)
           Accrued interest on funds held in escrow                                  151,006         (113,003)        (38,003)
           Other assets                                                              (18,364)           1,176             944
           Accounts payable                                                          430,359         (543,529)     (1,650,337)
           Accrued liabilities                                                       407,851          120,638         514,312
           Accrued liabilities - related party                                      (112,500)        (250,001)      1,143,185
           Deferred revenues                                                         372,778          549,222         632,242
           Cumulative foreign currency translation adjustment                          2,841                -               -
                                                                              ---------------  ---------------  --------------

        Net cash used in operating activities                                    (17,607,944)     (12,399,473)    (20,541,429)
                                                                              ---------------  ---------------  --------------

Cash flows from investing activities, net of effects of acquisitions:
      Issuance of note receivable                                                   (630,000)               -               -
      Purchase of property and equipment                                            (586,106)        (239,908)        (99,090)
      Issuance of note receivable from affiliate                                    (302,909)               -               -
      Investment in affiliate                                                       (200,000)               -               -
      Purchase of assets from Force Computers, Inc.                                 (220,223)               -               -
      Proceeds from sale of property and equipment                                       400                -          50,000
      Payments received on notes receivable                                                -                -         245,000
      Proceeds from sale of HealthCare Solutions Group                             2,000,000                -      21,805,982
                                                                              ---------------  ---------------  --------------

        Net cash provided by (used in) investing activities                           61,162         (239,908)     22,001,892
                                                                              ---------------  ---------------  --------------

Cash flows from financing activities:
      Proceeds from sale of Class A common stock, net                             17,418,980        3,854,302               -
      Payments on note payable to affiliate                                       (1,050,000)               -               -
      Principal payments on capital lease obligation                                 (44,225)         (28,312)        (60,684)
      Proceeds from exercise of stock options and warrants                             9,801          744,866               -
      Proceeds from issuance of convertible promissory note payable
        and convertible debentures, net                                                    -        7,500,000       6,254,240
      Proceeds from sale of preferred stock, net                                           -        1,750,000               -
      Payments on revolving note payable, net                                              -                -     (20,038,193)
      Payments on revolving note payable - related parties, net                            -                -      (7,895,178)
      Advances on proceeds from issuance of Series F preferred stock                       -                -       1,000,000
      Payments on other notes payable                                                      -                -        (834,240)
      Proceeds from sale of warrants                                                       -                -         438,240
      Bank overdraft                                                                       -                -        (138,034)
                                                                              ---------------  ---------------  --------------

        Net cash provided by (used in) financing activities                       16,334,556       13,820,856     (21,273,849)
                                                                              ---------------  ---------------  --------------

Net (decrease) increase in cash and cash equivalents                              (1,212,226)       1,181,475     (19,813,386)

Cash and cash equivalents at beginning of the year                                 1,413,627          232,152      20,045,539
                                                                              ---------------  ---------------  --------------

Cash and cash equivalents at end of the year                                  $      201,401   $    1,413,627   $     232,153
                                                                              ===============  ===============  ==============


          See accompanying notes to consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                                                       Years Ended December 31,
                                                                             --------------------------------------------
Supplemental disclosure of cash flow information:                                2001           2000           1999
                                                                             -------------- -------------- --------------

       Cash paid during the year for interest                                $     171,494  $     455,047  $   1,186,695
       Cash paid during the year for income taxes                                    2,986          2,606              -

Supplemental schedule of non-cash investing and financing activities:

       For the year ended December 31, 2001:

        Preferred stock dividends of $9,281 were accrued on Series D and Series F preferred stock.

        Converted 164,500 shares of Series D preferred stock and related dividends of $320,949 into 13,978,440 shares of Class A common stock.

        Converted 6,073 shares of Series F preferred stock and related dividends of $6,853 into 519,067 shares of Class A common stock.

        Issued warrants for the purchase of 250,000 shares of Class A common stock as consideration for a perpetual, nonexclusive technology license valued at $62,500.

        Issued a non-interest bearing promissory note in the amount of $2,600,000 to purchase 1,780,818 shares of Series A preferred stock of Audium Corporation.

        Issued a non-interest bearing promissory note in the amount of $1,280,000 to purchase tangible and intangible assets from Force Computers, Inc.

        Entered into a capital lease obligation for equipment in the amount of $29,064.

        Issued a note payable for purchase of equipment in the amount of $19,039.

        Issued 73,100 shares of Class A common stock for $852,970 in subscription receivable.

       For the Year Ended December 31, 2000:

        Accrued preferred stock dividends of $191,051 on Series D and Series F preferred stock.

        Converted 217,223 shares of Series D preferred stock and related dividends of $255,600 into 15,436,378 shares of Class A common stock.

        Converted 309,963 shares of Series F preferred stock and related dividends of $34,042 into 8,342,820 shares of Class A common stock.

        Recorded preferred stock dividends of $2,750,000 related to the beneficial conversion features of Series F convertible preferred stock.

        Converted $7,500,000 of principal and $90,870 of interest from the convertible promissory note into 11,544,775 shares of Class A common stock.

        Issued 600,000 warrants valued at $474,000 to an executive officer and director of the Company as consideration for the rights to certain pen and voice input technology.

        Issued 228,364 shares of Class A common stock to two former directors of the Company upon the exercise of 400,000 options as stock appreciation rights.

        Converted $3,971,107 in principal of Series C convertible debentures and related interest of $290,957 into 10,385,364 shares of Class A common stock.

        Issued 4,568,569 shares of Class A common stock upon the exercise of repricing rights associated with the common stock subject to redemption.

        Issued 1,250,000 shares of Class A common stock to an unrelated party for consulting fees valued at $1,328,100.

        Issued 612,069 shares of Class A common stock valued at $688,578 as payment for liquidation damages and a restructuring fee in connection with the Series D preferred stock agreement.

        Recorded interest expense of $3,447,623 for a beneficial conversion feature on a promissory note.

        Entered into a capital lease obligation for equipment in the amount of $92,304.

        Dividends totaling $514,800 were accrued relating to the liquidation damage provision of the Series D preferred stock.

        Issued 260,145 shares of Class A common stock having a market value of $81,295 in settlement of litigation.

        Issued 45,000 warrants valued at $11,250 for consulting services.

       For the Year Ended December 31, 1999:

        Entered into capital lease obligations for equipment in the amount of $57,332.

        Applied advances to employees totaling $59,986 as payments on a related-party note payable.

        A total of 143,230 shares of Class A common stock previously pledged to a bank by certain officers and directors of the Company as collateral for Company credit card debt were sold by the bank and the proceeds were used to pay the debt and the related accrued interest in full totaling $244,824.

        A total of 100,000 shares of Class A common stock previously pledged to a law firm by certain officers and directors of the Company as collateral for legal work were sold by the law firm and the proceeds were used to pay for legal services totaling $72,335.

        A total of 970,586 shares of Class A common stock previously held by certain shareholders and originally valued at $1,000,916 were returned to the Company in settlement of litigation.

        Issued 6,000,000 shares of Class A common stock valued at $3,278,893 to the guarantors of the Series C convertible debentures as indemnification for the sale of their shares by the holders of the Series C convertible debentures held as collateral for these debentures. The proceeds of $3,278,893 received by the holders were used to pay liquidation damages and retire Series C convertible debentures in the amounts of $750,000 and $2,528,893, respectively.

        Recorded preferred stock dividends of $997,146 related to the beneficial conversion features of Series D and Series E preferred stock.

        Accrued preferred stock dividends of $769,710 on Series D and Series E preferred stock.

        Recorded dividends totaling $343,749 relating to the liquidation damage provisions of Series D and Series E preferred stock and Series C convertible debentures.

        Issued 200,000 shares of Class A common stock to an unrelated party for consulting fees valued at $100,000.

        Converted 626,611 shares of Series D preferred stock and related dividends of $587,388 into 47,252,275 shares of Class A common stock.

        Converted 135,072 shares of Series E preferred stock and related dividends of $66,015 into 5,729,156 shares of Class A common stock.

        Of the sales proceeds from the sale of the HealthCare Solutions Group, $2,500,000 was placed in an escrow account, $500,000 of which was subsequently released.

        A revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable.

        Promissory notes held by certain shareholders were reduced by $414,991 in settlement of litigation.

        Issued 1,000,000 shares of Class A common stock to two unrelated parties for consulting fees valued at $375,000 of which $316,400 was deferred at December 31, 1999.

        Issued 1,000,000 warrants to three unrelated parties for legal services valued at $260,000 of which $118,651 was deferred at December 31, 1999.


          See accompanying notes to consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Fonix Corporation and subsidiaries (collectively, the "Company"or "Fonix") is engaged in developing, acquiring and marketing proprietary speech-enabling technologies. The Company's speech-enabling technologies include automated speech recognition ("ASR") and text-to-speech ("TTS"). The Company offers its speech-enabling technologies to markets for embedded automotive and wireless and mobile devices, computer telephony and server solutions and personal software for consumer applications. The Company has received various patents for certain elements of its core technologies and has filed applications for other patents covering various aspects of its technologies. The Company seeks to develop relationships and strategic alliances with third-party developers and vendors in telecommunications, computers, electronic devices and related industries, including producers of application software, operating systems, computers and microprocessor chips. Revenues are generated through licensing of speech-enabling technologies, maintenance contracts and services.

Basis of Presentation - The Company generated revenues of $581,684, incurred a net loss of $31,059,791 and had negative cash flows from operating activities totaling $17,607,944 for the year ended December 31, 2001. As of December 31, 2001, the Company had negative tangible net worth of $2,748,188, an accumulated deficit of $174,109,356, negative working capital of $6,101,268 and $255,104 of accounts payable over 60 days past due. The Company had limited capital capacity of $2,228,830 available through its two equity lines of credit. The Company expects to continue to incur significant losses and negative cash flows from operating activities through at least December 31, 2002, primarily due to significant expenditure requirements associated with marketing and developing its speech-enabling technologies.

Until the registration statement covering shares for the Third Equity Line is declared effective by the SEC, the Company is unable to draw funds from the Third Equity Line. Consequently, the Company's cash resources are limited to collections from customers and loans, which are not sufficient to cover operating expenses. As a result, payments to employees and vendors have been delayed since June 2002. Employees have been paid through June 15, 2002. Subsequent to June 30, 2002, advances have been made to certain employees on the basis of financial need as determined by the individual circumstances of each employee. Payments amounting to approximately $252,000 have been made on this basis through December 6, 2002. Forty-one employees of Fonix have quit or been terminated between July 1, 2002 and December 6, 2002. No stoppage in work has occurred as a result of nonpayment or delayed payment of compensation to date, nor have deliveries to customers been effected. Certain payments to vendors deemed to be critical to the Company's ongoing operations have been made. To date, no critical services have been stopped as a result of nonpayment or delayed payment. At December 6, 2002, unpaid compensation payable to current and former employees amounted to approximately $4,200,000 and vendor accounts payable amount to approximately $2,348,000. The Company has not been declared in default under the terms of any material agreements.

These factors, as well as the risk factors set out elsewhere in the Company's Annual Report on Form 10-K, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to fund the operations of the Company through proceeds from sales of debt and equity securities and cash flows from license and royalty arrangements. There can be no assurance that management's plans will be successful.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Fonix Korea Sales Group, Ltd., Fonix/AcuVoice, Inc. and Fonix/Papyrus, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20 to 50 percent owned affiliates are accounted for using the equity method (see Note 5).

During 1999, two wholly owned subsidiaries, Fonix Systems Corporation and Fonix/Articulate, Inc., were merged into the Company. In September 1999, the Company sold its HealthCare Solutions Group ("HSG"), consisting primarily of the assets and operations of Fonix/Articulate, Inc. The results of the operations of the HSG are presented as discontinued operations (see Note 2).

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid, short-term investments with a maturity of three months or less to be cash equivalents.

Subscriptions Receivable - Proceeds from certain sales of the Company's equity securities prior to December 31, 2001 had not been received by the Company as of year end. The cash proceeds were subsequently received in January 2002.

Funds Held in Escrow - Funds held in escrow pursuant to terms of the sale of the HSG were held in interest-bearing accounts and became available to the Company on March 2, 2001. These funds were received by the Company on March 29, 2001.

Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event were to occur, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset, other than software technology, is reduced by the estimated excess of the carrying value over the projected discounted cash flows. The determination whether the carrying value of software technology is recoverable is discussed below. See "Software Technology Development and Production Costs."

During 2001, the Company recognized impairment losses relating to its speech software technology, its handwriting recognition software technology, and its investment in Audium. Management does not consider any of the Company's other long-lived assets to be impaired at December 31, 2001. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's intangible assets could be severely and negatively impacted. The accompanying consolidated financial statements have been prepared based on management's estimates of realizability, which estimates may change due to factors beyond the control of the Company. See "Recently Enacted Accounting Standards" below.

Revenue Recognition - The Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. The Company generates revenues from licensing the rights to its software products to end users and from royalties. It also generates service revenues from the sale of consulting and development services.

Revenues of all types are recognized when acceptance of functionality, rights of return, and price protection are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. The completed-contract method is used because the Company's contracts are either short-term in duration or the Company is unable to make reasonably dependable estimates of the costs of the contracts. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.

Revenue for products distributed through wholesale and retail channels and through resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Typically, the right of return on such products has expired when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective. Price protection is offered to distributors in the event the Company reduces the price on any specific product. Such price protection is generally offered for a specific time period in which the distributor must make a claim. Resulting revenue recognized reflects the reduced price. Slotting fees paid by the Company for favorable placement in retail outlets are recorded as a reduction in gross revenues.

When arrangements to license software products do not require significant production, modification or customization of software, revenue from licenses and royalties are recognized when persuasive evidence of a licensing arrangement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable. Post- contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes,

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


and upgrades. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the related contracts.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements and support and upgrade obligations using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed, and other related factors.

Deferred revenue as of December 31, 2001, consisted of the following:



Description                     Criteria for Recognition                                     Amount
---------------------------     -----------------------------------------------    -------------------------
Deferred unit royalties and     Delivery of units to end users or expiration of
licence fees                    contract                                            $                945,814

Engineering projects not        Completion of work and acceptance of completed
completed                       work by customer                                                      62,500

Deferred customer support       Expiration of period covered by support
                                agreement                                                             41,535
                                                                                   -------------------------
Total deferred revenue                                                             $               1,049,849
                                                                                   =========================



Cost of revenues from license, royalties, and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel compensation, amortization and impairment of capitalized speech software costs, licensed technology, and other related costs. Cost of service revenues consists of personnel compensation and other related costs.

Software technology development and production costs - All costs incurred to establish the technological feasibility of speech software technology to be sold, leased, or otherwise marketed are charged to product development and research expense. Technological feasibility is established when a product design and a working model of the software product have been completed and confirmed by testing. Costs to produce or purchase software technology incurred subsequent to establishing technological feasibility are capitalized. Capitalization of software costs ceases when the product is available for general release to customers. Costs to perform consulting or development services are charged to cost of revenues in the period in which the corresponding revenues are recognized. Cost of maintenance and customer support are charged to expense when related revenue is recognized or when these costs are incurred, whichever occurs first.

Capitalized software technology costs are amortized on a product-by-product basis. Amortization is recognized from the date the product is available for general release to customers as the greater of (a) the ratio that current gross revenue for a product bears to total current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the products. Amortization is charged to cost of revenues.

The Company assesses unamortized capitalized software costs for possible write down on a quarterly basis based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset is written off.

Income Taxes - The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Stock-based Compensation Plans - The Company accounts for its stock-based compensation issued to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of the Company's common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of the Company's common stock, and is recognized on the date of award or purchase. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," requires pro forma information regarding net loss and net loss per common share as if the Company had accounted for its stock options granted under the fair value method. Pro forma information presented in Note 13.

The Company accounts for its stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123 and related interpretations. Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

Concentration of Credit Risks - The Company's cash and cash equivalents are maintained in bank deposit accounts which occasionally may exceed federally insured limits. Cash equivalents consist of highly liquid securities with maturities of three months or less when purchased. The Company has not experienced any losses with respect to these deposits. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs on-going credit evaluations of its customers and maintains allowances for possible losses, which when realized, have been within the range of management's expectations.

Fair Value of Financial Instruments - The book values of the Company's assets and liabilities approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year. At December 31, 2001, 2000, and 1999, there were outstanding common stock equivalents to purchase 27,120,480 shares, 38,541,003 shares and 56,869,449 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the years ended December 31, 2001, 2000 and 1999.

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





                                                2001                         2000                          1999
                                    ----------------------------  ---------------------------   --------------------------
                                                         Loss                         Loss                         Loss
                                                         Per                          Per                          Per
                                          Loss          Share          Loss          Share           Loss         Share
                                    ----------------  ----------  ---------------  ----------   --------------  ----------
Loss from continuing operations     $   (31,059,791)              $  (22,810,677)               $ (19,949,196)
Preferred stock dividends                    (9,281)                  (3,335,852)                  (2,110,607)
                                    ----------------              ---------------               --------------
Net loss from continuing                                                                                            (0.29)
  operations attributable to
  common  shareholders                  (31,069,072)  $   (0.13)     (26,146,529)  $   (0.16)     (22,059,803)  $
Discontinued operations, net of
  taxes                                           -          -                 -          -        (2,187,080)      (0.03)
Extraordinary item, net of taxes                  -          -            49,448          -            473,857       0.01
                                    ----------------  ----------  ---------------  ----------   --------------  ----------
Net loss attributable to common
  stockholders                      $   (31,069,072)  $   (0.13)  $  (26,097,081)  $   (0.16)   $ (23,773,026)  $   (0.31)
                                    ================  ==========  ===============  ==========   ==============  ==========
Weighted-average common shares           239,131,247                  162,684,298                   76,753,709
  outstanding
                                    ================              ===============               ==============


Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 5 and 7).

Inventory - Inventory, consisting primarily of retail products, is stated at the lower of cost (first-in, first-out method) or market value.

Foreign Currency Translation - The functional currency of the Company's Korean subsidiary is the South Korean won. Consequently, assets and liabilities of the Korean operations are translated into United States dollars using current exchange rates at the end of the year. All revenue is invoiced in South Korean won and revenues and expenses are translated into United States dollars using weighted-average exchange rates for the year.

Comprehensive Income - Other comprehensive income presented in the accompanying consolidated financial statements consists of cumulative foreign currency translation adjustments. The Company had no items of comprehensive income or loss prior to April 1, 2001.

Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard did not have an impact on the Company's financial position and results of operations.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. On January 1, 2002, the Company adopted the requirements of SFAS No. 142 and discontinued amortization of goodwill and intangible assets with indefinite lives. Other intangible assets will continue to be amortized over their respective useful lives.

During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess the Company's goodwill and intangible assets with indefinite lives for impairment. The resulting appraisal indicated no impairment, and the application of the test for impairment required by SFAS No. 142 had no effect on the Company's financial position or results of operations, except for the change in amortization of goodwill and intangible assets with indefinite lives described in the preceding paragraph.

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long- lived assets and the associated asset retirement costs. The Company's adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations. See Note 2.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishment such that they are not required to be classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company will be required to apply the provisions of this standard to transactions occurring after December 31, 2002. The adoption of this standard in 2003 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The Company will be required to apply this statement prospectively for any exit or disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

Restatement - Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year presentation.

The consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 previously presented amortization of capitalized software technology as an expense in the amount of $1,824,440, $1,824,440 and $1,984,791, respectively. The consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 have been restated to present amortization of capitalized software technology as a cost of revenues in accordance with generally accepted accounting principles. The restatement had no effect on loss before extraordinary item, net loss or on basic and diluted net loss per common share for any of the years ended December 31, 2001, 2000 or 1999.

Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2001, the Company determined that its investment in speech software technology and its investment in Audium Corporation were impaired at December 31, 2001, as further discussed in Notes 5 and 6. As a result of these impairments and other adjustments resulting from the re-audit of the 2001 consolidated financial statements, the consolidated financial statements as of December 31, 2001 and for the year then ended have been restated. The effect of the restatement was an increase to net loss of $6,492,984 and an increase to basic and diluted net loss per common share of $0.03 per share. A summary of the significant effects of the restatement is as follows:

                                                                             As Previously
                                                                                Reported            As Restated
                                                                            -----------------    -------------------
Impairment loss on capitalized software technology                          $    2,056,295       $     7,888,512
Cost of revenues                                                                   185,817             9,898,769
Gross profit (loss)                                                                421,827             (9,317,085)
Impairment loss on investment in affiliate                                              -                 823,275
Loss from operations                                                            (23,859,448)          (30,514,057)
Equity in net loss of affiliate                                                    (534,138)             (372,513)
Net loss                                                                        (24,563,966)          (31,056,950)
Basic and diluted net loss per common share                                           (0.10)                (0.13)

2.  ACQUISITION AND DISCONTINUED OPERATIONS

DECtalk Assets - On December 14, 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc., under which the Company purchased from Force tangible and intangible assets (the "DECtalk Assets"). The Company agreed to pay $150,000 in cash at closing and $1,280,000 in the form of a non-interest-bearing promissory note (see Note 7). Payments due under the promissory note are payable at intervals through December 9, 2002.

The purchase price of $1,459,978, including direct acquisition costs of $70,223, was allocated as follows:

Accounts receivable                $        18,566
Furniture and equipment                     64,350
Speech software technology                 935,000
Customer relationships                     306,000
Trademark                                   42,000
Goodwill                                    94,062
                                   ----------------
Total Purchase Price               $     1,459,978
                                   ================

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Sale of the HealthCare Solutions Group - On September 1, 1999, the Company completed a sale of the operations and a significant portion of the assets of the Health Care Solutions Group ("HSG") to Lernout & Hauspie Speech Products N.V. ("L&H") for up to $28,000,000. Of this sales price, $21,500,000, less certain credits of $194,018, was received at closing, and $2,500,000 was held in an 18 month escrow account in connection with the representations and warranties made by the Company in the sales transaction. All of the funds were released from escrow by March 29, 2001. Another $4,000,000 of the sales price was to be contingently paid as an earnout in two installments of $2,000,000 each over two years based on the performance of the HSG. To date, no earnout has been received and, because of the bankruptcy filing of L&H, it is unlikely that any earnout will be received in the future. The assets sold included inventory, property and equipment, certain prepaid expenses, purchased core technology and other assets. Additionally, L&H assumed the capital and operating lease obligations related to the HSG and the obligations related to certain deferred revenues.

Upon the closing of the sale of HSG, the Company discontinued the operations of the HSG. The results of operations of the HSG have been reported separately as discontinued operations in the accompanying 1999 consolidated statement of operations. Revenues from the HSG's operations were $1,726,262 for the period from January 1, 1999 through September 1, 1999, the date of the sale. These amounts have not been included in revenues in the accompanying 1999 consolidated statement of operations, but are included in the operating loss from discontinued operations.

3.  CONVERTIBLE NOTES RECEIVABLE

Through November 30, 2001, the Company loaned $455,000 under the terms of convertible promissory notes to an unrelated entity (the "Borrower") with whom the Company is engaged in development activities. The notes were unsecured, bore interest at an annual rate of 7.5 percent, and were to mature 120 days from the issuance date of each note. The Borrower is a provider of natural-language-understanding solutions for customer resource management applications. Fonix speech-enabling technology is a component of these solutions.

On December 1, 2001, the Company established a revolving line of credit and convertible promissory note that permits the Borrower to draw up to $1,000,000 for operations and other purposes, including the amounts loaned under the initial convertible promissory notes. Effective February 1, 2002, the line of credit and convertible promissory note were increased to $2,000,000. Draws on the line of credit bear interest at an annual rate of seven percent, which interest is payable quarterly beginning June 30, 2002, and are secured by intellectual property and other assets of the Borrower. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of the Borrower at the Company's option. Based upon borrowings through December 31, 2001, such conversion would represent approximately five percent of the ownership of the Borrower.

In December 2001, the Borrower drew an additional $175,000 on the line of credit, bringing the total outstanding balance to $630,000 through December 31, 2001.

4.  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:


Furniture and fixtures               5 years
Computer equipment                   3 to 5 years
Leasehold improvements               1.5 to 8 years

Leasehold improvements are amortized over the shorter of the useful life of the applicable asset or the remaining lease term. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition.

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Depreciation expense was $383,982, $635,783 and $905,900 for the years ended December 31, 2001, 2000 and 1999, respectively. Property and equipment consisted of the following at December 31, 2001 and 2000:


                                                                           2001                    2000
                                                                    ------------------      ------------------
Computer equipment                                                  $       1,166,731       $       1,193,942
Furniture and fixtures                                                        959,069                 851,436
Leasehold improvements                                                         92,319                 118,621
                                                                    ------------------      ------------------
                                                                            2,218,119               2,163,999
Less accumulated depreciation and amortization                             (1,314,960)             (1,445,288)
                                                                    ------------------      ------------------
Net Property and Equipment                                          $         903,159       $          718,711
                                                                    ==================      ==================

5. INVESTMENT IN AFFILIATE

In February 2001, the Company entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of the Company's technologies with Audium's mobile applications development capability.

Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, the Company advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of 5 percent per year, has a term of four years and is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock"). The Audium Note is convertible into shares of Audium Preferred Stock at a price of $1.46 per share in the event of (i) Audium's raising an additional $2,000,000 prior to October 6, 2002, (ii) Audium's merger or consolidation, (iii) a qualified public offering of Audium's common stock, (iv) an event of default under a note payable from Fonix (see Fonix Note below), or (v) Audium's aggregate gross revenues for the months of January through June 2003 exceeding $1,000,000. The Audium Note is secured by Audium's intellectual property. Further, at the closing, Audium granted the Company a fully paid, worldwide, non-exclusive license to Audium's software to make, manufacture, and use the software and any derivative works if Audium declares bankruptcy or ceases to do business.

Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the year ended December 31, 2001, the Company recorded interest income of $29,663, including contractual and imputed interest. As of December 31, 2001, the balance of the Audium Note was $322,309, net of the unaccreted discount.

Investment in Affiliate - In April 2001, the Company closed a stock purchase agreement with Audium, wherein the Company agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, the Company paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Interest on the Fonix Note was imputed at 12 percent resulting in a present value of $2,370,348. The resulting purchase price of the Audium Preferred Stock was $2,570,348.

Each share of Audium Preferred Stock is convertible into one share of Audium's common stock. Holders of Audium Preferred Stock are entitled to eight percent cumulative dividends, a liquidation preference in excess of the original purchase price plus any declared but unpaid dividends, anti-dilution rights, and voting rights equal to the corresponding number of common shares. The stock purchase agreement also entitles Fonix to elect one member of Audium's board of directors. Audium also granted Fonix certain registration rights after the closing of a public offering by Audium.

At closing, Audium issued 14 Audium Preferred Stock certificates to Fonix, each certificate for 136,986 shares, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each payment of $200,000 or multiple

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

The difference between the total purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit at the time of the purchase was $2,700,727, which was allocated to capitalized software technology. The excess purchase price allocated to the capitalized software technology is being amortized on a straight- line basis over a period of eight years.

On April 11, 2001, and through December 31, 2001, the Company's investment in Audium represented 26.7 percent of Audium's voting stock. Audium has incurred losses since the Company acquired the Audium Preferred Stock and as such, Audium does not have the ability to declare or pay preferred dividends on the Preferred Stock. As a result, the Company accounts for its investment in Audium using the equity method of accounting. The Company recognized a loss of $372,513 in the accompanying consolidated statements of operations consisting of $97,789 to reflect the Company's share of Audium's net loss for the period from April 11, 2001, through December 31, 2001, and $274,724 for the amortization of the difference between the purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit that is amortized on a straight-line basis over a period of eight years.

The investment in Audium does not provide the Company with rights to any technology developed by Audium; the Company must obtain a license should it choose to do so. The Company would not own an interest sufficient to control Audium, even if the Company were to convert the Audium Note to Audium Preferred Stock, and still would not benefit directly from the research and development being done by Audium. As a result, management has determined that it is appropriate to account for the investment, which represents 26.7 percent of Audium's voting stock, under the equity method and not as a research and development arrangement.

A summary of the results of Audium's operations for the year ended December 31, 2001, and net assets as of December 31, 2001, is as follows:

        Net sales                      $            466,949
        Loss from operations                       (820,912)
        Net loss                                   (862,274)

        Current assets                 $            539,464
        Total assets                              1,458,882
        Current liabilities                         625,544
        Total liabilities                         1,048,139
        Net assets                                  410,743

                     The fair value of this investment is determined based on Audium's estimated future net cash flows considering the status of Audium's product development. The Company evaluates this investment for impairment annually and more frequently if indications of decline in value exist. An impairment loss that is other than temporary is recognized during the period it is determined to exist. An impairment is determined to be other-than-temporary if estimated future net cash flows are less than the carrying value of the investment. If projections indicate that the carrying value of the investment will not be recoverable, the carrying value is reduced by the estimated excess of the carrying value over the estimated discounted cash flows. There is a reasonable possibility that in the near future estimated future cash flows from the investment in Audium could change and that the effect of the change could be material to the Company's financial position or results of operation.

At December 31, 2001, the Company assessed the realizability of the investment in Audium and the Company wrote down the investment by $823,275. The write-down was a result of a decrease in the estimated cash flows expected to be realized from the investment due to overall decline in the economy and the potential impact on related markets for Audium's products.

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note Payable to Affiliate - The Fonix Note is payable in 13 monthly installments of $200,000 beginning on June 1, 2001, and bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year. No events of default have occurred to date. The Fonix Note is secured by shares of Audium Preferred Stock as described above.

Through September 30, 2001, three payments of $200,000 were made on the Fonix Note. Effective October 1, 2001, the terms of the Fonix Note were modified to reduce the monthly payments to the following amounts: $75,000 for September 2001, $100,000 for October 2001, $125,000 for November 2001 and $150,000 for
December 2001 and January 2002. Thereafter, monthly payments of $200,000 are scheduled through August 2002. No other terms of the original Fonix Note were affected by the modification. Subsequent to December 31, 2001, payments have been made as required by the modified terms.

Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and the Company recorded a present value of $2,370,348 for the note payable. For the year ended December 31, 2001, the Company recorded interest expense of $164,405 related to this note.

6. INTANGIBLE ASSETS

Intangible Assets - Intangible assets consisted of the following at December 31, 2001 and 2000. The intangible assets were amortized on a straight-line basis over the estimated useful lives indicated. The useful lives presented are prior to their reassessment under SFAS No. 142 on January 1, 2002, as discussed below:


                                        Useful Life                       2001                      2000
                                  ------------------------       ----------------------     ---------------------
Goodwill                               8 to 10 years             $           4,926,902      $           4,832,840
Less accumulated amortization                                               (2,295,598)               (1,691,494)
                                                                 ----------------------     ---------------------
Net Goodwill                                                     $           2,631,304      $           3,141,346
                                                                 ======================     =====================

Speech software technology             8 to 10 years             $             978,582      $         11,192,000
Handwriting recognition software
technology                                   --                                    --                  3,602,750
Customer relationships                    10 years                             306,000                        --
Trademarks                                10 years                              42,000                        --
Patents                                   5 years                              164,460                   164,460
                                                                 ----------------------     ---------------------
                                                                             1,491,042                14,959,210
Less accumulated amortization                                                 (145,522)               (5,158,792)
                                                                 ----------------------     ---------------------
Net Other Intangible Assets                                      $            1,345,520     $          9,800,418
                                                                 ======================     =====================


Goodwill resulted from the purchase of assets from Force Computers, Inc., and from the acquisition of AcuVoice, Inc. Goodwill amortization expense was $604,105, $604,105, and $604,105 during the years ended December 31, 2001, 2000, and 1999, respectively. Speech software technology amortization expense was $1,824,440, $1,824,440, and $1,984,791 during the years ended December 31, 2001,
2000, and 1999, respectively, and was charged to cost of revenues. The cost of patents include direct costs incurred by the Company in applying for patents covering its internally developed speech software technologies. Patent amortization expense was $24,946, $29,284, and $29,284 during the years ended December 31, 2001, 2000, and 1999, respectively, and was charged to selling, general and administrative expense.

The carrying values of the Company's long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, the carrying value

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of long-lived assets, other than software technology, are reduced by the estimated excess of the carrying value over the projected discounted cash flows.

The speech software technology was tested for impairment in December 2001. Due to the down-turn in the software industry and the U.S. economy, operating losses and cash used in operating activities during the fourth quarter of 2001 were greater than anticipated. Based on that trend, management revised estimated net future cash flows from the technology, which resulted in recognition of an impairment loss of $5,832,217 during the fourth quarter of 2001. The impairment loss was charged to cost of revenues.

During the fourth quarter of 2001, management of the Company determined that its handwriting recognition software ("HWR") technology was impaired. Without immediate customer prospects or current license agreements, management has chosen not to provide further funding to develop or market the HWR technology. Accordingly, the unamortized balance of $2,056,295 was recorded in cost of revenues in 2001.

Adoption of SFAS No. 142 - The Company adopted the provisions of SFAS No. 142 on January 1, 2002. Under the new standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company has reassessed the estimated useful lives of other intangible assets and will continue to amortize the costs of those assets over their estimated useful lives. As of January 1, 2002, amortized intangible assets consisted of the following:



                                                          Gross Carrying                       Accumulated
                                                              Amount                          Amortization
                                                    ---------------------------     --------------------------------
Speech software technology                          $                   978,582     $                           --
Customer relationships                                                  306,000                                 --
Patents                                                                 164,460                              145,522
                                                    ---------------------------     --------------------------------

Total                                               $                 1,449,042     $                        145,522
                                                    ===========================     ================================


Intangible assets not subject to amortization as of January 1, 2002 consisted of goodwill with a net carrying value of $2,631,304 and trademarks with a carrying value of $42,000. These assets are considered to have indefinite useful lives.

Except for capitalized speech software technology that is amortized on the basis described in Note 1, amortization of intangible assets subject to amortization is computed on a straight-line basis over their estimated useful lives, which range from one to ten years. As of January 1, 2002, the weighted-average estimated remaining amortization periods were as follows: total - 9.7 years; speech software technology - 9.7 years; customer relationships - 10.0 years; and patents - 0.6 years. Intangible assets subject to amortization will not have any significant residual value at the end of their estimated useful lives. As of January 1, 2002, estimated amortization of intangible assets for the following five years is as follows:


For the Years Ending December 31:                          Amount
                                                    ---------------------
                       2002                            $          153,933
                       2003                                       134,996
                       2004                                       134,996
                       2005                                       134,996
                       2006                                       124,100

During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess the Company's goodwill for impairment. The resulting appraisal indicated no impairment and goodwill was not considered impaired. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's goodwill and other intangible assets could be severely and negatively impacted.

The effects on loss before extraordinary item, net loss and basic and diluted loss per share of excluding goodwill amortization for the years ended December 31, 2001, 2000, and 1999 are as follows:



                                                                           2001               2000                1999
                                                                     ----------------   ----------------    -----------------
Loss before extraordinary item, as reported                          $   (31,059,791)   $   (22,810,677)    $    (22,136,276)
Loss before extraordinary item, excluding goodwill amortization      $   (30,455,686)   $   (22,206,572)    $    (21,532,171)
                                                                     ================   ================    =================
Net loss, as reported                                                $   (31,059,791)   $   (22,761,229)    $    (21,662,419)
Add back goodwill amortization                                               604,105            604,105              604,105
                                                                     ----------------   ----------------    -----------------
Net loss, excluding goodwill amortization                            $   (30,455,686)   $   (22,157,124)    $    (21,058,314)
                                                                     ================   ================    =================
Basic and diluted loss per share:
Loss before extraordinary item, as reported                          $         (0.13)   $         (0.16)    $          (0.32)
Loss before extraordinary item, excluding goodwill amortization      $         (0.13)   $         (0.16)    $          (0.31)
                                                                     ================   ================    =================
Net loss, as reported                                                $         (0.13)   $         (0.16)    $          (0.31)
Net loss, excluding goodwill amortization                            $         (0.13)   $         (0.16)    $          (0.30)
                                                                     ================   ================    =================

7.  PROMISSORY NOTE

As discussed in Note 2, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force"). As part of the consideration for the purchase price Fonix issued a non-interest bearing promissory note on December 14, 2001 in the amount of $1,280,000. Installment payments under the note are due over the 12 month period following the date of purchase. Management determined that a seven percent annual interest rate reflects the risk characteristics of this promissory note. Accordingly, interest has been imputed at seven percent and the Company recorded a discount of $40,245 for the note payable. From the purchase date through December 31, 2001, the Company recorded interest expense of $4,098 related to this promissory note.

As collateral for the promissory note, 7,000,000 shares of the Company's Class A common stock were placed into escrow. Under the terms of the escrow, the shares will not be released to Force unless the Company is delinquent or late with respect to any payment under the note. Also, under the terms of the Asset Purchase Agreement, Fonix is required to deposit all receipts from customers acquired in this transaction into a joint depository account. Fonix has the right to withdraw such funds; however, in the event of default on any payments to Force under the terms of the promissory note, Force has the right to withdraw funds from the depository account until the deficiency in payment is covered, at which time, Fonix may again have use of the funds. To date, required payments have been made when due.

8.  RELATED-PARTY NOTES PAYABLE

In connection with the acquisition of certain entities in 1998, the Company issued unsecured demand notes payable to former stockholders of the acquired entities in the aggregate amount of $1,710,000. Demands for payment on the notes were made as follows: $1,190,000 on February 28, 1999, $180,000 on April 30, 1999 and $340,000 on September 30, 1999, and bore interest at six percent after their due date. The Company did not make payments on the due dates pending the result of certain legal actions undertaken by the Company. In September 1999, the actions were settled resulting in cancellation of certain portions of the promissory notes totaling $1,632,375 upon payment to certain former shareholders of $1,217,384 and the return of 970,586 shares of restricted Class A common stock previously issued in connection with

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


the acquisition. Of the notes payable, $77,625 remain unpaid as of December 31, 2001. During 2000, the holders of these notes made demand for payment and the Company is negotiating with the holders of these notes to reduce the outstanding balance.

9.  SERIES C CONVERTIBLE DEBENTURES

On January 29, 1999, the Company entered into an agreement with four investors pursuant to which the Company sold its Series C convertible debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of the debentures was convertible at any time at the option of the holders into shares of Class A common stock at a conversion price equal to the lesser of $1.25 or 80 percent of the average of the closing bid price of the Class A common stock for the five trading days immediately preceding the conversion date. The Company recorded $687,500 as interest expense upon the issuance of the debentures in connection with the beneficial conversion feature. The Company also issued 400,000 warrants in connection with this financing. The warrants are exercisable for a period of three years from the date of grant. The estimated fair value of the warrants of $192,000, as computed under the Black-Scholes pricing model, was recorded as interest expense upon the issuance of the debentures. On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of Series C convertible debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued.

The obligations of the Company for repayment of the debentures, as well as its obligation to register the common stock underlying the potential conversion of the debentures and the exercise of the warrants issued in these transactions, were personally guaranteed by two executive officers and directors and one former executive officer and director (the "Guarantors"). These personal guarantees were secured by a pledge of 6,000,000 shares of Fonix Class A common stock beneficially owned by the Guarantors. The Company entered into an indemnity agreement with the Guarantors relating to this and other guarantees and pledges (see Note 14).

Subsequent to the March 3, 1999 funding, the holders of the Series C convertible debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement as a result of the Company's failure to register in a timely manner the resale of the shares underlying the debentures, and that the holders had exercised their right to sell the shares pledged by the Guarantors. The Company was informed that proceeds from the sale of the 6,000,000 pledged shares amounted to $3,278,893. Of this total, $406,250 was allocated to penalties attributable to default provisions of the stock pledge agreement and recorded by the Company as interest expense and $343,750 related to penalty provisions of the Series D preferred stock (held by a related group of investors) and recorded by the Company as preferred stock dividends. The remaining $2,528,893 was applied as a reduction to the principal balance of the debentures. Under its indemnity agreement with the Guarantors, the Company was obligated to issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders of the Debentures. Additionally, the Company has recorded a related-party liability of $1,296,600 as a reimbursement to the Guarantors for expenses incurred by the Guarantors as a result of the sales of the shares pledged by the Guarantors.

During 2000, the remaining balance of $3,971,107 of the Series C convertible debentures was converted into 10,385,364 shares of Class A common stock.

10. PREFERRED STOCK

The Company's certificate of incorporation allows for the issuance of preferred stock in such series and having such terms and conditions as the Company's board of directors may designate.

Series A Convertible Preferred Stock - In 1995, the Company entered into an agreement with Beesmark Investments, L.C., a Utah limited liability company controlled by an individual who assumed a position on the Company's board of directors in connection with the execution of the agreement. The individual later resigned from the board. Under the agreement, the Company issued Series A convertible debentures in the amount of $500,000. The debentures bore interest

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


at five percent and were originally due October 23, 1996. The debentures were converted into 166,667 shares of Series A convertible preferred stock on September 25, 1997. Holders of the Series A convertible preferred stock have the same voting rights as common stockholders, have the right to elect one person to the board of directors and are entitled to receive a one time preferential dividend of $2.905 per share of Series A convertible preferred stock prior to the payment of any dividend on any class or series of stock. At the option of the holder, each share of Series A convertible preferred stock is convertible into one share of Class A common stock and in the event that the common stock price has equaled or exceeded $10 for a 15 day period, the Series A convertible preferred stock shares are automatically converted into Class A common stock. In the event of liquidation, the holder is entitled to a liquidating distribution of $36.33 per share and a conversion of Series A convertible preferred stock at an amount equal to 1.5 shares of common stock for each share of Series A convertible preferred stock.

Series D Convertible Preferred Stock - During 1998, the Company entered into an agreement with investors whereby the Company issued 550,000 shares of Series D convertible preferred stock for $11,000,000. Additionally, the Company issued to certain investors a total of 608,334 shares of Series D convertible preferred stock in return for their relinquishment of their contractual right to receive shares in connection with a March 1998 private placement offering and as a cost of the Series D convertible preferred stock placement. Dividends accrued on the stated value ($20 per share) of Series D convertible preferred stock at the rate of four percent per year, were payable annually or upon conversion, in cash or Class A common stock, at the option of the Company, and were convertible into shares of Class A common stock at the holders' option any time. In the event of liquidation, the holders of the Series D convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series D convertible preferred stock had no voting rights. Shares of Series D convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the shares of Series D convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the holders had converted at the $3.50 per share price, the Company was obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series D convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $3,638,147 for the beneficial conversion feature of the Series D convertible preferred stock.

In 1998, 150,000 shares of Series D convertible preferred stock were exchanged for 150,000 shares of Series E convertible preferred stock (see below). In June 2000, the Company issued 612,069 shares of Class A common stock (having a market value of $688,578 on that date) to the holder of the shares of Series D convertible preferred stock in consideration for the waiver of certain rights and amendment of certain terms relating to the conversion of shares of Series D convertible preferred stock, including reducing the conversion rate from 90 percent to 85 percent of the average of the three lowest per share closing bid prices during the 22 trading days preceding the conversion date. The Company recorded a preferred stock dividend in the amount of $236,400 for the beneficial conversion feature resulting from the issuance of the shares. In 2001, 2000 and 1999, 164,500 shares, 217,223 shares and 626,611 shares, respectively, of Series D convertible preferred stock and related dividends were converted into 13,978,440 shares, 15,436,378 shares and 47,252,275 shares, respectively, of Class A common stock. As of December 31, 2001, no shares of Series D convertible preferred stock remain outstanding.

Series E Convertible Preferred Stock - In 1998, the Company entered into an agreement with two of the purchasers of the Series D convertible preferred stock whereby the Company issued 100,000 shares of the Company's Series E convertible preferred stock for $2,000,000. Additionally, the Company issued to the purchasers of the Series E convertible preferred stock a total of 150,000 additional shares of Series E convertible preferred stock in exchange for a total of 150,000 shares of Series D convertible preferred stock. Dividends accrued on the stated value ($20 per share) of Series E convertible preferred stock at a rate of four percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. In the event of liquidation, the holders of the Series E convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


not. The holders of Series E convertible preferred stock had no voting rights. Shares of Series E convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the Series E convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the holders had converted at the $3.50 per share price, the Company was obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series E convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $968,047 for the beneficial conversion feature of the Series E convertible preferred stock.

In 1998, 114,928 shares of Series E convertible preferred stock and related dividends were converted into 2,591,733 shares of Class A common stock. In 1999, the remaining 135,072 shares of Series E convertible preferred stock and related dividends were converted into 5,729,156 shares of Class A common stock. There are no shares of Series E convertible preferred stock outstanding.

Series F Convertible Preferred Stock - In 2000, the Company entered into an agreement and a related amendment thereto whereby it sold a total of 316,036 shares of its Series F convertible preferred stock for $2,750,000. Dividends accrued on the stated value ($20 per share) of Series F convertible preferred stock at a rate of six percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. Shares of Series F convertible preferred stock could be converted into shares of Class A common stock at a price of $0.75 per share during the first 90 days following the close of the transaction, and thereafter at a price equal to 85 percent of the average of the three lowest closing bid prices in the 20-day trading period immediately preceding the conversion date. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $2,750,000 for the beneficial conversion feature of the Series F convertible preferred stock.

In 2001 and 2000, 6,073 shares and 309,963 shares, respectively, of Series F convertible preferred stock and related dividends were converted into 519,067 shares and 8,342,820 shares, respectively, of Class A common stock.

11.  CONVERTIBLE PROMISSORY NOTE AND EQUITY LINES OF CREDIT

Convertible Promissory Note - In June 2000, the Company executed a convertible promissory note (the "2000 Note") with a private investor in the amount of $7,500,000, against which the Company was permitted to draw funds as needed for operating purposes. The 2000 Note bore interest at six percent annually, compounded monthly, and was due September 30, 2001. Principal drawn under the terms of the 2000 Note was designated as the "Initial Investment Amount" under the Private Equity Line Agreement described below. The investor had the right to convert, at its option, all or any portion of the outstanding principal and interest into shares of Class A common stock at the lesser of $0.75 or 85 percent of the average of the three lowest closing bid prices of Class A common stock in the 20-day trading period prior to the date of conversion. During 2000, the Company drew the entire amount available under the 2000 Note and recorded $106,348 as interest expense. Principal and interest were converted into 11,544,775 shares of Class A common stock. The Company also recorded a beneficial conversion feature as interest expense in the amount of $3,447,623 related to borrowings under the 2000 Note.

Equity Line of Credit - In August 2000, the Company entered into a Private Equity Line Agreement ("Equity Line") with the same investor ("Equity Line Investor") which gives the Company the right to draw up to $20,000,000 for operations and other purposes. The Initial Investment Amount of $7,500,000 was drawn as part of the 2000 Note described above. The balance remaining under the Equity Line is available to the Company through a mechanism of draws and puts of stock. The Company is entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued is determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date the Company tenders the put notice. The Equity Line Investor funds the amounts requested

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


by the Company within two trading days after the seven trading-day period.

From its inception through December 31, 2000, draws taken under the Equity Line, excluding the Initial Investment Amount, amounting to $3,973,508 were converted into 12,492,680 shares of Class A common stock. During 2001, draws amounting to $5,510,000, less commissions and related fees of $165,300, were converted into 26,353,141 shares of Class A common stock. Subsequent to December 31, 2001, additional draws amounting to $3,633,817, less commissions and fees of $109,015, were converted into 40,692,920 shares of Class A common stock. As of December 6, 2002, $1,382,676 of credit remains available to be drawn on the Equity Line.

Second Equity Line of Credit - In April 2001, the Company entered into a second private equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line.

From the inception of the Second Equity Line through December 31, 2001, draws under the Second Equity Line amounting to $13,425,000, less commissions and fees of $497,750, were converted to 118,013,005 shares of Class A common stock. Subsequent to December 31, 2001, additional draws amounting to $5,728,846, less commissions and fees of $171,865, were converted into 93,586,995 shares of Class A common stock. As of December 6, 2002, $846,154 remains available to be drawn on the Second Equity Line.

12.  COMMON STOCK AND COMMON STOCK SUBJECT TO REDEMPTION

Common Stock - On July 12, 2002, shareholders approved an amendment to the Company's Certificate of Incorporation to increase the authorized capital stock of the Company to include 800,000,000 shares of Class A Common Stock.

During 2001, the Company issued 158,898,653 shares of Class A common stock. Of such shares, 14,497,507 shares were issued upon the conversion of preferred stock with related dividends, 144,366,146 shares were issued upon conversion of draws on the equity lines, and 35,000 shares were issued upon the exercise of options. At the annual meeting of shareholders held on July 18, 2001, the shareholders of the Company approved an increase in the number of common shares authorized from 300,000,000 to 500,000,000.

During 2000, the Company issued 65,959,861 shares of Class A common stock. Of such shares, 34,164,562 shares were issued upon the conversion of convertible debentures with related interest and preferred stock with related dividends, 24,037,455 were issued upon conversion of draws on the Equity Line and 2000 Note, 1,067,061 shares were issued upon the exercise of warrants, options and stock appreciation rights, 4,568,569 shares were issued upon exercise of repricing rights (see below), 260,145 shares were issued upon the settlement of litigation (see Note 18), and 1,862,069 were issued to consultants as consideration for services rendered.

During 1999, the Company issued 60,181,431 shares of Class A common stock. Of such shares, 52,981,431 shares were issued upon the conversion of preferred stock and related dividends, 6,000,000 were issued as replacement shares under an indemnification agreement in favor of the Guarantors (see Notes 9 and 14) and 1,200,000 were issued to consultants as consideration for services rendered. The Company canceled 970,586 shares of Class A common stock that were returned in connection with the settlement with the former shareholders of an acquired entity (see Note 8). At the annual meeting of shareholders held on October 29, 1999, issuance of Class B non-voting common stock was approved by the shareholders of the Company. Also approved was an increase in the number of common shares authorized from 100,000,000 to 300,000,000 and in the number of preferred shares authorized from 20,000,000 to 50,000,000.

In connection with a 1998 acquisition, 1,985,000 shares of Class A common stock were placed in escrow to be converted at a later date to Class B Non-Voting common stock, subject to approval by the shareholders of the Company. By vote of the shareholders at the annual meeting held October 29, 1999, the issuance of 1,985,000 shares of Class B Non-Voting common stock was approved. The Class B shares are authorized, but have not yet been exchanged for the corresponding Class A shares held in escrow. The shares held in escrow have been excluded from the calculation of basic net loss per

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


common share for the year ended December 31, 2001, 2000 and 1999.

Voting Trust - As of December 31, 2001, 8,627,333 shares of the Company's outstanding Class A common stock were held in a voting trust as to which the president and chief executive officer of the Company is the sole trustee. Persons who have deposited their shares of the Company's Class A common stock into the voting trust have dividend and liquidation rights in proportion to the number of shares of the Company's Class A common stock they have deposited in the voting trust, but have no voting rights with respect to such shares. All voting rights associated with the shares deposited into the voting trust are exercisable solely and exclusively by the trustee of the voting trust. The voting trust expires, unless extended according to its terms, on the earlier of September 30, 2002 or any of the following events: (i) the trustee terminates it; (ii) the participating stockholders unanimously terminate it; or (iii) the Company is dissolved or liquidated.

Common Stock Subject to Redemption - In 1998, the Company entered into a private placement agreement with an unaffiliated investor, pursuant to which the Company received $1,980,000 in net proceeds in exchange for 1,801,802 shares of Class A common stock, an equal number of repricing rights, both subject to certain repurchase rights, and warrants to purchase 200,000 shares of Class A common stock at $1.67 per share for a term of three years. The Company assigned a fair value of $150,000 to the warrants as determined on December 21, 1998 using the Black-Scholes pricing model assuming a dividend yield of 0 percent, expected volatility of 85 percent, a risk free interest rate of 4.5 percent and an expected life of 3 years.

Each repricing right entitled the holder to receive a number of additional shares of Class A common stock for no additional consideration according to a formula based on the lowest closing bid price of the Company's Class A common stock during the 15 consecutive trading days immediately preceding the exercise date and a repricing price, as defined, ranging from $1.3875 to $1.4319 depending upon the date of the exercise. The repricing rights became exercisable on March 21, 1999.

Each holder of the Class A common stock described above had the right, based on certain conditions, to require the Company to repurchase all or a portion of the holder's common shares and repricing rights. The repurchase rights could only be exercised simultaneously with or after the occurrence of a major transaction or triggering event as defined in the private placement securities agreement. Such events included certain consolidations, mergers or other business combinations, sale or transfer of all or substantially all the Company's assets, purchase, tender or exchange offering of more than 40 percent of the Company's outstanding Class A common stock made and accepted, failure to have a registration statement describing the Class A common stock declared effective prior to 180 days after the closing date or suspension from listing or delisting of the Company's Class A common stock for a period of three days. The repurchase price for the Class A common stock was $1.3875 per share.

On February 14, 2000, the repricing rights were converted into 4,568,569 shares of Class A common stock, which shares were subsequently sold by the holder into the open market. Simultaneously, the initial shares subject to the repurchase rights were sold. Consequently, the Company has no further obligation under the repricing rights or the repurchase rights.

Delisting from The Nasdaq SmallCap Market - On December 3, 1999, the Company received notice that its Class A common stock had been delisted from The Nasdaq SmallCap Market principally because the Company's stock had failed to meet Nasdaq minimum bid price requirements. The Company's Class A common stock is currently trading on the OTC Bulletin Board.

13. STOCK OPTIONS AND WARRANTS

Common Stock Options - In 1998, the Company's board of directors and shareholders approved the 1998 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance was 10,000,000. In 2000, the Company's board of directors

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


approved an increase in the number of shares under the Plan from 10,000,000 to 20,000,000. As of December 31, 2001, the number of shares available for grant under this plan was 1,388,493.

In 1997, the Company's board of directors approved the 1997 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 7,500,000. As of December 31, 2001, the number of shares available for grant under this plan was 3,647,997.

In 1996, the Company's board of directors and shareholders approved the 1996 Directors' Stock Option Plan, under which the aggregate number of shares of Class A common stock authorized for issuance is 5,400,000. The plan provides that each director shall receive options to purchase 200,000 shares of Class A common stock for services rendered as a director during each entire calendar year or portion of a calendar year in excess of six months. The exercise price of such options is the closing market price of the Class A common stock on the date the options are granted. The option term is 10 years from date of grant. As of December 31, 2001, the number of shares available for grant under this plan was 2,800,000.

In 1996, the Company's board of directors approved a Long-Term Stock Investment and Incentive Plan for officers, key employees and other persons acting on behalf of the Company under which the aggregate number of shares authorized for issuance is 900,000. The exercise price of these options is the closing market price of the Class A common stock on the date the options are granted. The term of the plan is 10 years and options are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. As of December 31, 2001, the number of shares available for grant under this plan was 861,000.

In 1999, the Company granted options to purchase 400,000 shares of Class A common stock to new members of the board of directors, waiving the requirement that they serve for six months prior to such granting. In 2000, options to purchase 1,000,000 shares of Class A common stock were granted to members of the board of directors for services performed as directors during the year. In 2001 and 2000, options to purchase 1,500,000 shares and 3,800,000 shares, respectively, of Class A common stock, were issued to directors who were also executive officers of the Company for compensation and other services rendered to the Company. No such options were issued in 1999.

A summary of options granted under the Company's various stock option plans for the years ended December 31, 2001, 2000 and 1999 is presented below:



                                                  2001                         2000                               1999
                                        -----------------------------  ----------------------------  ------------------------------
                                                             Weighted                      Weighted                      Weighted
                                                              Average                      Average                        Average
                                             Stock           Exercise     Stock            Exercise      Stock           Exercise
                                            Options            Price     Options            Price       Options            Price
                                        --------------   ------------  -----------   --------------  -------------  ---------------
  Outstanding at beginning of the year    19,857,700     $       2.97   14,355,900   $        4.06    15,877,782    $        4.10
       Granted                             8,134,950             0.22    7,116,067            0.65     1,294,000             1.31
       Exercised                            (35,000)             0.39    (938,697)            1.00            --               --
       Forfeited or canceled             (3,878,837)             4.23    (675,570)            4.59   (2,815,882)             3.01
                                        --------------                 -----------                   -------------
  Outstanding at end of the year          24,078,813             1.84   19,857,700            2.97    14,355,900             4.06
                                        ==============                 ===========                   =============
  Exercisable at the end of the year      16,981,906             2.50   18,923,001            3.07    13,484,237             4.20
                                        ==============                 ===========                   =============

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  A summary of options outstanding and options exercisable under the Company's various stock option plans at December 31, 2001 is presented below:



                         Options Outstanding                                     Options Exercisable
                                         Weighted
                                          Average         Weighted                              Weighted
                                         Remaining        Average                                Average
     Range of            Number         Contractual       Exercise              Number          Exercise
  Exercise Prices     Outstanding          Life            Price             Exercisable          Price
-----------------    ----------------  --------------   ---------------    ------------------  ---------------
    $ 0.07-1.00           12,887,110     8.9 years      $        0.32              5,881,866   $       0.41
     1.01-1.78             5,028,800     7.9 years               1.12              4,937,137           1.12
     2.97-4.06             1,893,000     4.6 years               3.95              1,893,000           3.95
     5.06-6.00               801,000     5.9 years               5.68                801,000           5.68
     6.50-8.50             3,468,903     5.5 years               6.51              3,468,903           6.51
                     ----------------                                      ------------------
    $ 0.07-8.50           24,078,813     7.8 years               1.84             16,981,906           2.50
                     ================                                      ==================





  Had compensation expense for these options been determined in accordance with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss per common share would have been increased to the pro forma amounts indicated below for the years ended December 31, 2001, 2000, and 1999:


                                                       2001               2000                1999
                                                  ---------------    ----------------    -----------------
  Net loss attributable to common stockholders:
              As reported                         $  (31,069,072)    $   (26,097,081)    $  (23,773,026)
           Pro forma                                 (31,909,481)        (30,602,028)       (28,567,009)
  Basic and diluted net loss per common share:
              As reported                         $        (0.13)    $         (0.16)    $        (0.31)
           Pro forma                                       (0.13)              (0.19)             (0.37)


  The weighted average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 were $0.19, $0.64 and $1.31, respectively.

  The fair value of options and warrants is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during 2001, 2000 and 1999:




                            2001        2000      1999
                           ------      ------    -----
  Risk-free interest rate  4.66%       6.08%     5.70%
  Expected dividend yield   0.0%        0.0%      0.0%
  Expected exercise lives   years     5 years   5 years
  Expected volatility       132%        130%      102%

  The estimated fair value of options granted is subject to the assumptions made, and if the assumptions were to change the estimated fair value amounts could be significantly different.

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  Warrants - A summary of warrants granted by the Company during the years ended December 31, 2001, 2000 and 1999 is presented below:

                                               2001                        2000                         1999
                                       -------------------------   ---------------------------   --------------------------
                                                      Weighted                       Weighted                   Weighted
                                                      Average                        Average                     Average
                                                      Exercise                       Exercise                   Exercise
                                        Shares         Price          Shares          Price         Shares        Price
Outstanding at beginning of the year     3,470,000  $   2.06        3,025,000     $    2.71       1,925,000     $   13.08
     Granted                               250,000      0.33          945,000          0.93       2,250,000          0.66
     Exercised                                  --        --         (300,000)         0.93             --           --
     Forfeited                           (845,000)      0.92         (200,000)         8.13      (1,150,000)        16.06
                                       -----------                 ------------                  -------------
Outstanding at end of the year          2,875,000       2.25        3,470,000          2.06       3,025,000          2.71
                                       ===========                 ============                  =============
Exercisable at end of the year          2,875,000       2.25        3,470,000          2.06       2,525,000          3.16
                                       ===========                 ============                  =============



  Stock Appreciation Rights - The option plans described above also provide for stock appreciation rights that allow the grantee to receive shares of Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of Class A common stock at the date of exercise. In 2000, stock appreciation rights related to 400,000 outstanding stock options with a weighted average exercise price of $1.18 were exercised resulting in the recording of $628,000 of selling, general and administrative expense. As of December 31, 2001, there are options to purchase 33,334 shares of Class A common stock outstanding which provide for stock appreciation rights, all of which have an exercise price of $1.00 per share. If not exercised by September 2002, the remaining options with these rights will expire.

  14.  RELATED-PARTY  TRANSACTIONS

  Purchase of Technology Rights - In February 2000, the Company entered into an agreement to purchase from an executive officer and director of the Company, all of his rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In payment for this technology, the Company granted the executive officer warrants to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $1.00 per share. The warrants expire on February 10, 2010, and were valued at $474,000 using a Black-Scholes option pricing model. This amount was recorded as in-process research and development expense in 2000. Also, the Company granted the executive officer the right to repurchase the technology from the Company at fair market value if the Company subsequently determines not to commercialize the technologies.

  Guarantees of Company Obligations and Related Indemnity Agreement - In 1998 and 1999, two executive officers and directors and a former executive officer and director of the Company (the "Guarantors") guaranteed certain obligations of the Company, including obligations under the Series C debentures and certain real estate leases.

  In March 1999, the Guarantors pledged 6,000,000 shares of Class A common stock as collateral security for the Series C convertible debentures. In consideration for this pledge, the board of directors authorized the issuance of warrants to the Guarantors to purchase one share of Class A common stock for every three shares pledged. The purchase warrants would have a term of 10 years and an exercise price of 125 percent of the closing bid price of the Company's common stock on January 29, 1999, the date of issuance of the debentures. The warrants would not have been exercisable for at least six months after the date of issuance. The Guarantors subsequently deferred receipt of the warrants, but retained the right to accept them at some later date. Accordingly, no warrants have yet been issued pursuant to this transaction. The Company also agreed to indemnify the Guarantors if they were required to pay any sums for the benefit of the Company under their guaranty of the Series C convertible debentures. The indemnity agreement provides that the Company would issue shares of Class A common stock of sufficient value to reimburse the guarantors in full, plus

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  interest at 10 percent per annum, for all costs associated with meeting the guarantee commitment, including any income taxes resulting therefrom.

  Subsequent to the March 1999 Series C debenture issuance, the holders of the Series C debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement and that the holders had sold the 6,000,000 shares pledged by the Guarantors. The proceeds from the sale of the pledged shares were applied to certain penalties incurred on the Series D preferred stock (held by a related group of investors) and the remainder was applied to reduce the principal balance of the Series C convertible debentures as of September 30, 1999 (see Note 9). Under its indemnity agreement with the Guarantors, the Company issued 6,000,000 replacement shares to the Guarantors for the shares sold and reimbursed the Guarantors for resulting costs. Accordingly, the Company recorded an expense of $1,296,600 during 1999.

  In December 1998, the Guarantors guaranteed certain additional obligations of the Company. As security for some of the guarantees, the Guarantors also pledged shares of Class A common stock beneficially owned by them. In March 1999, 143,230 of the shares pledged to a bank were sold by the bank and the proceeds were used to pay Company credit card balances and the related accrued interest in full totaling $244,824. In May 1999, 100,000 of the shares pledged to another creditor of the Company were sold by the creditor and the proceeds, totaling $72,335, were used to pay amounts owed by the Company. The Company recorded an expense of $146,700 during 1999 to reimburse the Guarantors for expenses resulting from these sales.

  During 1999, two executive officers of the Company advanced funds totaling $317,159 related to sales of shares of the Company's stock owned by them that was pledged as collateral under certain borrowing agreements. The balance was subsequently repaid in full in 1999. Also, an executive officer of the Company advanced an additional $68,691 to the Company for operating expenses, all of which was subsequently repaid to him in 1999.

  SCC Asset Management Inc. - SCC Asset Management, Inc. ("SCC"), formerly Studdert Companies Corp., is a Utah corporation that previously provided investment and management services to the Company. Two of the officers, directors and owners of SCC are directors and executive officers of the Company. A third officer, director and owner of SCC is a former director and executive officer of the Company. The Company rents office space under subleases from SCC. Payments under the leases are guaranteed by three officers, owners and directors of SCC noted above. The subleases require monthly payments of $10,368. Payments for the sublease and related expenses amounted to $149,261 in 2001, $111,196 in 2000 and $124,416 in 1999.

  Other Transactions - In December 1999, the Company issued warrants to purchase 250,000 of the Company's Class A common stock to a law firm having a weighted-average exercise price of $0.31 and a term of five years. During 2001, 2000 and 1999, the Company paid approximately $847,000, $505,000, and $902,000, respectively, to the law firm for services provided to the Company.

  15.  RESEARCH AND PRODUCT DEVELOPMENT

  Synergetics - Prior to March 1997, the Company's scientific research and development activities were conducted solely by Synergetics, pursuant to product development and assignment contracts (collectively, the "Synergetics Agreement"). Under that arrangement, Synergetics provided personnel and facilities, and the Company financed the Synergetics research and development activities on an as-required basis and the Company was obligated to pay to Synergetics a royalty of 10 percent (the "Royalty") of net revenues from sales of products incorporating Synergetics' "VoiceBox" technology as well as technology derivatives thereof. Synergetics compensated its developers and others contributing to the development effort, in part, by granting "Project Shares" to share in a portion of the Royalty received by Synergetics. On April 6, 1998, the Company and Synergetics entered into a Royalty Modification Agreement whereby the Company agreed to offer an aggregate of 4,800,000 non-transferable common stock purchase warrants to the holders of the Project Shares in consideration for which Synergetics agreed to cancel any further obligation on the part of the Company to pay the Royalty. In 2000, the Company and Synergetics entered into a Restated Royalty Modification

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  Agreement whereby the Company paid Synergetics $28,000 to cancel the obligation of the Company to pay the Royalty. The Company has no further obligations to Synergetics, including the prior obligation to issue 4,800,000 warrants. Under the terms of the Synergetics Agreement, as modified, the Company incurred no expenses in 2001, $28,000 in 2000 and $50,455 in 1999 for research and development efforts.

  Adiva - During 1998 and 1999, the Company utilized the research and development services of Adiva. The president of Adiva is also the president of Synergetics and IMC2. In 2000, the Company terminated its relationship with Adiva and made a final payment of $85,000 in settlement of the relationship. The Company incurred expenses of $85,000 in 2000 and $63,395 in 1999 for services provided by Adiva.

  IMC2 - In March 1998, the Company entered into a professional services agreement with IMC2, a research and development entity, to provide assistance to the Company in the continuing development of specific ASR technologies. The president of IMC2 is also the president of Synergetics and Adiva. The agreement was for an initial term of 36 months and required the Company to make monthly payments of $22,000. In February 2001, the Company and IMC2 agreed to extend the contract on a month-to-month basis. Under the terms of the agreement, the Company expended $391,000 in 2001, $264,000 in 2000 and $264,000 in 1999 for research and development efforts provided by IMC2.

  Advocast - In July 1997, the Company entered into an arrangement with Advocast, Inc. ("Advocast"), an Internet research and development entity, whereby Advocast assisted the Company in development of technologies to create and locate searchable databases on the Internet through the use of interactive video and voice technologies. Under the terms of the arrangement, the Company paid $816,750 in 1998 and $705,005 in 1997 for Advocast research and development efforts.

  On November 25, 1998, Advocast issued 60,200 shares of Advocast Series A 6% convertible preferred stock ("Advocast Preferred Stock") to the Company and the chief executive officer of the Company became a director of Advocast. The Advocast Preferred Stock, if converted to Advocast common stock, represented less than 20 percent of the total outstanding shares of Advocast voting common stock. Advocast is a development stage company with minimal operations and no market for its stock. As a result, there was substantial uncertainty as to the value of the Advocast Preferred Stock and the Company did not record a value for the Advocast shares in its consolidated financial statements.

  On February 26, 2001, Fonix agreed to provide to Advocast an additional $100,000 of financing under the terms of a six percent secured convertible debenture due February 26, 2002.. Fonix advanced $57,498 under the debenture. The debenture was convertible into shares of Advocast common stock at a rate of $8.62 per share at the option of Fonix. Furthermore, Fonix had the right to convert its Advocast Preferred Stock into additional principal under the debenture at a rate of $25 per share of Advocast Preferred Stock. If converted, the resulting balance due under the debenture was subject to the same terms of conversion into Advocast common stock or became due and payable six months following the original due date of the convertible debenture. Advocast and Fonix also agreed that Advocast would provide consulting services to Fonix for development of Internet applications of the Company's technologies. The term of the agreement was three months and could be renewed at the Company's option for an additional three months. Fonix paid $30,000 to Advocast pursuant to the consulting agreement.

  On June 18, 2001, Fonix canceled the debenture, terminated the consulting agreement, agreed that Advocast could redeem the Advocast Preferred Stock owned by Fonix and issued warrants to Advocast for the purchase of 250,000 shares of Fonix Class A common stock at an exercise price of $0.33 per share in return for a perpetual, fully paid-up, nonexclusive license to certain technology developed by Advocast for Internet speech applications. The warrants were valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate 4.2%, expected dividend yield of 0%, volatility of 130%, and expected life of 3.0 years. The $0.25 fair value per share or $62,500 was recorded as product development costs on the date of the transaction. Fonix has no further obligation to provide funding, management consultation and development services, or technology to Advocast.

  16.  INCOME TAXES

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



  At December 31, 2001 and 2000, net deferred income tax assets, before considering the valuation allowance, totaled $37,549,884 and $30,159,421, respectively. The amount of and ultimate realization of the benefits from the deferred income tax assets is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. The Company has established a valuation allowance for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization. The benefit for income taxes in the accompanying consolidated statement of operations for 1999 represents net operating loss carryforwards utilized to offset income tax liabilities associated with the sale of the HSG and the gain on forgiveness of debt. The net change in the valuation allowance was an increase of $7,390,463 for 2001 and $5,073,474 for 2000.

  At December 31, 2001, the Company has unused federal net operating loss carryforwards available of approximately $91,290,000 and unused state net operating loss carryforwards of approximately $82,570,000 which may be applied against future taxable income, if any, and which expire in various years from 2008 through 2021. The Internal Revenue Code contains provisions which likely will reduce or limit the availability and utilization of these net operating loss carryforwards. For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place. The Company has not performed an analysis to determine whether any such limitations have occurred.

  The temporary differences and carryforwards which give rise to the deferred income tax assets as of December 31, 2001 and 2000 are as follows:

  Deferred income tax assets:                                                  2001                     2000
                                                                              ------                   -----
          Net operating loss carryforwards:
                  Federal                                                      $  31,039,516          $   24,673,999
                  State                                                            2,724,704               2,106,874
          Research and development credits                                         2,366,311               2,224,742
          Accrued liabilities                                                        800,197                 798,240
          Deferred revenues                                                          389,515                 274,689
          Other                                                                      229,641                  80,877
                                                                               -------------          --------------
          Total deferred income tax assets
          valuation
          allowance                                                               37,549,884              30,159,421
          Valuation allowance                                                   (37,549,884)           $(30,159,421)
                                                                               ------------            ------------
          Net deferred income tax assets                                       $          -            $          -
                                                                               =============           =============


  A reconciliation of income taxes at the federal statutory rate to the Company's effective rate is as follows:



                                                                   Year Ended December 31,
                                                               2001          2000         1999
                                                             ----------   ----------   -----------

Federal statutory income tax rate                               34.0 %       34.0 %       34.0 %
State and local income tax rate, net of federal benefit          3.3          3.3          3.3
Non-deductible items                                           (14.0)       (14.8)        (9.0)
Valuation allowance                                            (23.3)       (22.2)       (14.0)
                                                             ----------   ----------   -----------
Effective income tax rate                                        0.0 %        0.3 %       14.3 %
                                                             ==========   ==========   ===========

  17.  COMMITMENTS AND CONTINGENCIES

  Executive Employment Agreements - The Company has employment agreements with two executive officers that were initiated November 1, 1996 and amended effective January 31, 2000 to extend the term of the agreements and reduce

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  the base compensation. The current annual base salary for each executive officer is $309,400 and may be adjusted upward in future years as deemed appropriate by the Company's board of directors. The expiration date of the agreements is December 31, 2005. In July 2000, as compensation for extending the term of each agreement at a compensation level less than provided in the original agreement, each executive was granted options to purchase 1,400,000 shares of the Company's Class A common stock at an exercise price of $1.01. These options vested immediately and expire on July 19, 2010.

  In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive's employment is terminated by the Company for any reason other than cause, death, or retirement, the executive shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination.

  Another executive officer of the Company resigned in January 1999 and his employment agreement was canceled. He subsequently entered into a separation agreement pursuant to which he was paid $250,000 per year for the years ended January 31, 2000 and 2001, and $100,000 for the year ended January 31, 2002. The Company has no further obligations to this former executive.

  During 2000, the Company entered into employment contracts with two other executive officers which expire in January 31, 2003. The minimum annual salaries required by these agreements total $460,000. The executive employees are also entitled to other normal benefits extended to executives and employees of the Company. In the event that, during the contract term, both a change of control occurs and, within six months after such change in control was to occurs, the executive officers' services are terminated by the Company for any reason other than cause, death or retirement, the executive officers shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination. The agreements contain a non-disclosure, confidentiality, non-solicitation and non-competition clause. Under the terms of the non-competition clause, each executive has agreed that for a period of 18 months after the termination of his employment with the Company the executive will not engage in any capacity in a business which competes with or may compete with the Company.

  Other Employment Agreements - On January 23, 2001, the Company entered into an employment agreement with an employee under which the employee is paid an annual salary of $225,000 and received options to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $0.49 per share. Vesting of the options was to occur over the term of the contract as follows:
  100,000 on January 23, 2001, 100,000 on November 30, 2001, 200,000 on November
  30, 2002, and 200,000 on November 30, 2003. The agreement was to expire November 30, 2003, but was terminated by mutual agreement.

  Professional Services Agreements - In 2001, the Company entered into a professional services agreement with a marketing consultant. The terms of the agreement require monthly payments of $20,000 for a period of 24 months. Also, in connection with the agreement, the Company issued options to purchase 500,000 shares of Class A common stock. Because the Company can cancel the agreement and all the services have yet to be provided, the measurement date for the options has yet to be determined, and the options will be revalued throughout the term of the agreement. At December 31, 2001 the options were valued at $0.06 per share using the Black-Scholes option pricing model assuming: a risk-free interest rate of 4.62 percent; expected dividend yield of 0 percent; expected exercise life of five years; and expected volatility of 130 percent. The resulting amount was recorded as deferred consulting expense and is being amortized into general and administrative expense over the period of service.

  In July 2000, the Company entered into professional services agreements with two consulting firms. In connection with these agreements, the Company issued a total of 1,000,000 shares of Class A common stock. The stock was valued at $1,015,600 using the fair value of the Class A common stock on the date each contract commenced and was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service.

  In May 2000, the Company issued 250,000 shares of Class A common stock (having a market value of $312,500 at that

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  date) to an unrelated third party in consideration for services rendered in connection with equity financing transactions.

  In January 2000, the Company issued warrants to purchase 300,000 shares of Class A common stock for services rendered by a professional services firm. The warrants have a three-year life, exercise prices ranging from $0.28 to $1.25 per share and vested during the year ended December 31, 2000.

  In December 1999, the Company entered into professional services agreements with two consulting firms. In connection with these agreements, the Company issued 1,000,000 shares of Class A common stock. The stock was valued at $375,000 using the fair value of the Class A common stock on the date each contract commenced which amount was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service in 2000 and 1999.

  In December 1999, the Company issued warrants to purchase 1,000,000 shares of Class A common stock to professional advisors and consultants. The warrants were valued at $0.26 per share using the Black-Scholes option pricing model assuming a risk-free interest rate of 6.33 percent, expected dividend yield of 0 percent; expected exercise life of five years, and expected volatility of 130 percent. The resulting amount was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service in 2000.

  Babel Infovox AB ("Infovox") is a Swedish telecommunications company that has developed multiple language capability for integration into TTS applications. In October 2000, the Company entered into a revenue sharing arrangement with Infovox that provides that Fonix will pay a percentage of revenue to Infovox for Fonix licenses of TTS technology that include languages other than American English provided by Infovox. In connection with this agreement, the Company has made prepayments of $20,000, against which payments due to Infovox are credited. Through December 31, 2001, the Company had credited $2,898 against this prepayment.

  Operating Lease Agreements - The Company leases certain facilities and equipment used in its operations. The amount of commitments for non-cancelable operating leases in effect at December 31, 2001, were as follows:


         Year ending December 31,
                    2002                            $    881,224
                    2003                                 517,379
                    2004                                 294,652
                                                   -------------
                                                    $  1,693,255

  The Company incurred rental expense, net of subleases, of $627,304, $413,382, and $764,930 during 2001, 2000, and 1999, respectively, related to these leases.

  Effective May 14, 1999, the Company entered into an agreement to sublease 10,224 square feet of its Draper, Utah facility to an unrelated third party. The agreement required the sublessee to pay $13,961 per month, or approximately 40 percent of the Company's monthly obligation under the primary lease agreement. The sublease agreement expired December 31, 2000.

  Effective May 25, 1999, the Company entered into an agreement to sublease its Cupertino, California facility to an unrelated third party. The agreement requires the sublessee to pay $35,432 per month through May 31, 2003.

  Forgiveness of Trade Payables and Accrued Interest - The Company negotiated reductions in amounts due various trade vendors amounting to $78,864 in 2000 and $526,697 in 1999. Additionally, the Company negotiated reductions in accrued interest owed to certain note holders amounting to $229,055 in 1999. These amounts have been accounted for as an extraordinary item in the accompanying consolidated statements of operations.

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  18. LITIGATION

  Oregon Graduate Institute - On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that the Company was in default under three separate agreements between the Company and OGI in the total amount of $175,000. In December 2000, a settlement was reached that required the Company to pay $27,500 in cash and issue 260,145 shares of Class A common stock, valued at $81,295 at the date of settlement, and required that OGI return equipment previously loaned by Fonix.

  Clarke - In November 1998, Fonix filed a suit against John R. Clarke and Perpetual Growth Fund, a company affiliated with Clarke, in Federal Court for the Central District of Utah seeking a declaratory judgment that it did not owe any money to Clarke and Perpetual Growth relating to certain financing Fonix received during 1998 and thereafter. The case was tried in March 2001, after which the court ruled in favor of Fonix and determined that Clarke and Perpetual Growth had no claims for "trailing fees" with regard to the financings which were the subject of the suit. Clarke and Perpetual Growth have appealed the decision to the United States Court of Appeals for the Tenth Circuit, which affirmed the ruling of the trial court in Fonix's favor.

  Other - The Company is involved in various claims and proceedings arising in the ordinary course of business. Management believes, after consultation with legal counsel, that the ultimate disposition of these matters will not materially impact the consolidated financial position, liquidity or results of operations of the Company.

  19.  EMPLOYEE PROFIT SHARING PLAN

  The Company has a 401(k) profit sharing plan covering essentially all of its full-time employees. Under the plan, employees may reduce their salaries, in amounts allowed by law, and contribute the salary reduction amount to the plan on a pretax basis. The plan also allows the Company to make matching and profit sharing contributions as determined by the board of directors. To date, no matching or profit sharing contributions have been made by the Company.

  20.  SIGNIFICANT CUSTOMERS

  Of the Company's revenue for 2001, $567,411 was from sources in the United States and $14,273 from South Korea. All of the Company's revenues for 2000 and 1999 were sourced from the United States. In 2001, no single customer generated more than 10 percent of the Company's total revenue. Of the $656,853 of revenues in 2000, $125,000 was from Motorola and $87,250 was from NuvoMedia, Inc. Of the $439,507 of revenues in 1999, $209,401 was from one customer, General Magic. No other customer accounted for more than 10 percent of the Company's total revenues for the years presented.

  21.  SUBSEQUENT EVENTS

  Convertible Notes Receivable - During 2002, the Company has advanced $920,000 to Unveil under the line of credit, bringing total draws on the line of credit to $1,530,000 through December 6, 2002. Also during 2002, the Company impaired the full value of the convertible note receivable and interest accrued thereon.

  Note Payable to Affiliate - The Company made payments of $562,500 on the note payable to Audium Corporation during 2002.

  Notes Payable - Related Parties - Two executive officers of the Company (the "Lenders") sold shares of the Company's Class A common stock owned by them and advanced the resulting proceeds amounting to $333,308 to the Company under the terms of a revolving line of credit and related promissory note. The funds were advanced for use in Company operations. The advances bear interest at 10 percent per annum, and are payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, is due and payable on June

                       Fonix Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  10, 2003. Any time after December 11, 2002, all or part of the outstanding balance and unpaid interest may be converted at the option of the Lenders into shares of Class A common stock of the Company. The conversion price is the average closing bid price of the shares at the time of the advances. If converted, the conversion amount is divided by the conversion price to determine the number of shares to be issued to the Lenders. To the extent the market price of the Company's shares is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the shares. A beneficial conversion feature of $14,917 was recorded as interest expense in connection with this transaction. The Lenders may also receive additional compensation as determined appropriate by the Board of Directors. In October 2002, the Lenders pledged 1,234,622 shares of the Company's Class A common stock to the Equity Line Investor in connection with an advance of $182,676 to the Company under the Third Equity Line (see Note 7 below). The Equity Line Investor subsequently sold the pledged shares and applied the proceeds in reduction of the advance. The value of the pledged shares of $74,077 was treated as an additional advance from the Lenders.

  The aggregate advances of $407,385 are secured by the Company's intellectual property rights and other assets.

  Series D Convertible Debentures - On October 11, 2002, the Company entered into a Securities Purchase Agreement with Breckenridge Fund, LLC ("Breckenridge"), an unaffiliated third party, for the issuance of the Company's Series D 12% Convertible Debentures (the "Debentures") in the aggregate principal amount of $1,500,000. The outstanding principal amount of the Debentures is convertible at any time at the option of the holder into shares of the Company common stock at a conversion price equal to the average of the two lowest closing bid prices of the Company's Class A common stock for the twenty trading days immediately preceding the conversion date multiplied by 90%. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, the Company is required to make principal payments of $250,000, plus accrued interest.

  In connection with the sale of the Debentures, the Company issued, as collateral to secure its performance under the Debenture, 83,333,333 shares of Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares will not be released to Breckenridge unless the Company is delinquent with respect to payments under the Debenture. Additionally, as further consideration for the sale of the Debentures, the Company issued 7,777,778 shares to Breckenridge (the "Additional Shares").

  In connection with the sale of the Debentures, the Company agreed to register the resale of shares of the Class A common stock underlying the Debentures, the Collateral Shares, and the Additional Shares.

  Common Stock - During 2002, the Company has issued 134,279,915 shares of Class A common stock in connection with draws on its equity lines of credit.

  Stock Options - During the nine months ended September 30, 2002, the Company granted options to employees to purchase 5,239,000 shares of Class A common stock and granted options to directors to purchase 1,000,000 shares of Class A common stock. The options have exercise prices ranging from $0.05 to $0.11 per share, which were the quoted fair market price of the stock on the dates of grant. Of the options granted during this nine-month period, 5,239,000 vest over the three years following issuance and 1,000,000 vested immediately. These options expire within ten years from the date of grant if not exercised.

                                EXPLANATORY NOTE

The purpose of this amendment to Fonix Corporation's Quarterly Report on Form 10-Q is to reflect the recognition of impairment losses relating to the Company's speech software technology and its investment in Audium Corporation. The unaudited Condensed Consolidated Financial Statements as of September 30, 2002, have been restated as discussed in the notes to the accompanying unaudited Condensed Consolidated Financial Statements.

This amendment does not reflect events occurring after the original filing of the Quarterly Report on November 14, 2002, the original filing date of the Quarterly Report, or modify or update those disclosures as presented in the original Form 10-Q, except to reflect the restatement as described above and as described in Commitments and Contingencies in Note 10 to the unaudited Condensed Consolidated Financial Statements and the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations, and to clarify in Note 1 to the unaudited Condensed Consolidated Financial Statements some of the Company's significant accounting policies.



                                TABLE OF CONTENTS

                         PART I - FINANCIAL INFORMATION

                                                                          Page

Item 1.    Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets - As of
        September 30, 2002 and December 31, 2001                               2

Condensed Consolidated Statements of Operations and Comprehensive
        Loss for the three months and nine months ended September
        30, 2002 and 2001                                                      3

Condensed Consolidated Statements of Cash Flows for the three
        months and nine months ended September 30, 2002 and 2001               4

                       Fonix Corporation and Subsidiaries
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

ASSETS
                                                                                                    September 30,    December 31,
                                                                                                       2002              2001
                                                                                                  ---------------   ---------------
Current assets:
      Cash and cash equivalents                                                                   $       18,170    $      201,401
      Subscriptions receivable                                                                                 -           852,970
      Accounts receivable, net of allowance for doubtful accounts of $0 in 2002 and 2001                 114,821            32,210
      Other receivables                                                                                   38,797            25,119
      Inventory                                                                                           62,942            37,154
      Prepaid expenses                                                                                   166,804           120,270
                                                                                                  ---------------   ---------------

           Total current assets                                                                          401,534         1,269,124

Property and equipment, net of accumulated depreciation of $1,601,557 and
        $1,314,960, respectively                                                                         695,261           903,159

Convertible note receivable                                                                                    -           630,000

Investment in and note receivable from affiliate, net of unamortized discount of
        $63,708 and $77,691, respectively                                                              1,376,775         1,696,869

Intangible assets, net of accumulated amortization of $260,312 and $145,522, respectively              1,230,730         1,345,520

Goodwill, net of accumulated amortization of $2,295,598, in 2002 and 2001                              2,631,304         2,631,304

Other assets                                                                                             124,556           123,052
                                                                                                  ---------------   ---------------

           Total assets                                                                           $    6,460,160    $    8,599,028
                                                                                                  ===============   ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Advance on equity line of credit                                                            $      182,676    $            -
      Note payable to affiliate, net of unamortized discount of $31,054 and $65,247, respectively        956,446         1,484,753
      Note payable, net of unamortized discount of $12,102 and $40,245, respectively                     237,898         1,239,755
      Notes payable - related parties                                                                    436,688            77,625
      Notes payable - other                                                                               75,000                 -
      Accounts payable                                                                                 3,096,049         1,085,711
      Accrued liabilities                                                                              5,557,770           961,299
      Accrued liabilities - related parties                                                            1,443,300         1,451,633
      Deferred revenues                                                                                1,085,588         1,049,849
      Other current liabilities                                                                           21,158            19,767
                                                                                                  ---------------   ---------------

           Total current liabilities                                                                  13,092,573         7,370,392
                                                                                                  ---------------   ---------------

Commitments and contingencies (Notes 1, 2, 3, 5, 6, 7, 8, 10 and 12)

Stockholders' equity:
      Preferred stock, $.0001 par value; 50,000,000 shares authorized; Series A, convertible; 166,667 shares outstanding
               (aggregate liquidation preference of $6,055,012)                                          500,000           500,000
      Common stock, $.0001 par value; 800,000,000 shares authorized;
           Class A voting, 484,475,556 and 350,195,641 shares outstanding, respectively                   48,448            35,020
           Class B non-voting, none outstanding
      Additional paid-in capital                                                                     182,528,680       171,985,508
      Outstanding warrants to purchased Class A common stock                                           1,360,000         2,832,400
      Deferred consulting expenses                                                                        (2,778)          (17,777)
      Cumulative foreign currency translation adjustment                                                 (18,865)            2,841
      Accumulated deficit                                                                           (191,047,898)     (174,109,356)
                                                                                                  ---------------   ---------------

           Total stockholders' equity                                                                 (6,632,413)        1,228,636
                                                                                                  ---------------   ---------------

           Total liabilities and stockholders' equity                                             $    6,460,160    $    8,599,028
                                                                                                  ===============   ===============

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                                   (Unaudited)


                                                                    Three Months Ended              Nine Months Ended
                                                                       September 30,                  September 30,
                                                               ------------------------------  ----------------------------
                                                                   2002            2001            2002           2001
                                                               --------------  --------------  -------------  -------------
Revenues                                                       $     834,076   $     265,646   $  1,812,057   $    505,927
Cost of revenues                                                     207,360         542,240        417,888      1,473,981
                                                               --------------  --------------  -------------  -------------

     Gross margin                                                    626,716        (276,594)     1,394,169       (968,054)
                                                               --------------  --------------  -------------  -------------

Expenses:
     Selling, general and administrative                           3,057,282       3,068,304      9,654,721      8,517,817
     Product development and research                              2,038,170       2,196,362      6,763,622      6,335,639
     Amortization of intangible assets                                 7,650         151,026         22,950        454,284
     Impairment loss on convertible note receivable                1,523,842               -      1,523,842              -
                                                               --------------  --------------  -------------  -------------

         Total expenses                                            6,626,944       5,415,692     17,965,135     15,307,740
                                                               --------------  --------------  -------------  -------------

Loss from operations                                              (6,000,228)     (5,692,286)   (16,570,966)   (16,275,794)
                                                               --------------  --------------  -------------  -------------

Other income (expense):
     Interest income                                                  37,744           8,065        134,065         65,589
     Interest expense                                                (62,056)        (60,228)      (167,564)      (129,216)
                                                               --------------  --------------  -------------  -------------

         Total other income (expense), net                           (24,312)        (52,163)       (33,499)       (63,627)
                                                               --------------  --------------  -------------  -------------

Loss before equity in net loss of affiliate                       (6,024,540)     (5,744,449)   (16,604,465)   (16,339,421)

Equity in net loss of affiliate                                     (130,950)       (139,151)      (334,077)      (298,119)
                                                               --------------  --------------  -------------  -------------

Net loss                                                          (6,155,490)     (5,883,600)   (16,938,542)   (16,637,540)

Other comprehensive income (loss) - foreign
        currency translation                                           6,531           1,672        (21,706)          (376)
                                                               --------------  --------------  -------------  -------------

Comprehensive loss                                             $  (6,148,959)  $  (5,881,928)  $ (16,960,248) $ (16,637,916)
                                                               ==============  ==============  =============  =============


Basic and diluted net loss per common share                    $       (0.01)  $       (0.02)  $      (0.04)  $      (0.08)
                                                               ==============  ==============  =============  =============

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                Increase (Decrease) in Cash and Cash Equivalents


                                                                                                           Nine Months Ended
                                                                                                                June 30,
                                                                                                      -----------------------------
                                                                                                          2002            2001
                                                                                                      --------------  -------------
Cash flows from operating activities:
      Net loss                                                                                        $ (16,938,542)  $ (16,637,540)
      Adjustments to reconcile net loss to net cash
        used in operating activities:
        Non-cash expense related to issuance of debentures, warrants, preferred and common stock                  -         62,500
        Non-cash compensation expense related to issuance of stock options                                        -         10,027
        Additional Compensation expense related to issue of stock options and common stock                   12,499              -
        Accretion of discount on note receivable from affiliate                                             (13,983)       (14,883)
        Accretion of discount on note payable from affiliate                                                 34,193        119,977
        Accretion of discount on note payable                                                                28,143              -
        Impairment loss on convertible note receivable and related accrued interest                       1,523,842              -
        Loss on disposal of property and equipment                                                                -            453
        Depreciation and amortization                                                                       401,385      2,145,750
        Equity in net loss of affiliate                                                                     334,077        298,119
        Changes in assets and liabilities:
           Accounts receivable                                                                              (82,611)       (56,005)
           Interest and other receivables                                                                  (112,639)             -
           Inventory                                                                                        (25,788)       (66,745)
           Prepaid expenses and other current assets                                                        (21,415)       (96,778)
           Funds held in escrow                                                                                   -        151,006
           Other assets                                                                                      (1,504)       (18,644)
           Accounts payable                                                                               2,010,341        506,971
           Accrued liabilities                                                                            4,596,472        763,342
           Accrued liabilities - related party                                                               (8,333)       (87,500)
           Other Current Liabilities                                                                          1,392              -
           Deferred revenues                                                                                 35,739        397,100
           Cumulative foreign currency translation adjustment                                               (21,706)          (376)
                                                                                                      --------------  -------------

        Net cash used in operating activities                                                            (8,248,438)   (12,523,226)
                                                                                                      --------------  -------------

Cash flows from investing activities:
      Purchase of property and equipment                                                                    (78,699)      (574,701)
      Proceeds from disoposal of property and equipment                                                           -            400
      Issuance of notes receivable from affiliate                                                                 -       (302,909)
      Issuance of notes receivable                                                                         (820,000)      (150,000)
      Investment in Affiliate                                                                                     -       (200,000)
      Proceeds from sale of HSG                                                                                   -      2,000,000
                                                                                                      --------------  -------------

        Net cash used in investing activities                                                              (898,699)       772,790
                                                                                                      --------------  -------------

Cash flows from financing activities:
      Proceeds from sale of Class A common stock, net                                                    10,122,346     11,918,450
      Proceeds of note payable to related parties                                                           359,060              -
      Proceeds from other notes payable                                                                      75,000              -
      Principal payments on capital lease obligation                                                              -        (32,753)
      Proceeds from exercise of stock options                                                                     -          9,801
      Payments on note payable to affiliate                                                                (562,500)      (675,000)
      Payments on note payable                                                                           (1,030,000)             -
                                                                                                      --------------  -------------

        Net cash provided by financing activities                                                         8,963,906     11,220,498
                                                                                                      --------------  -------------

Net increase in cash and cash equivalents                                                                  (183,231)      (529,938)

Cash and cash equivalents at beginning of period                                                            201,401      1,413,627
                                                                                                      --------------  -------------

Cash and cash equivalents at end of period                                                            $      18,170   $    883,689
                                                                                                      ==============  =============

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)



                                                                                            Nine Months Ended
                                                                                              September 30,
                                                                                      ------------------------------
                                                                                          2002            2001
                                                                                      -------------   --------------
Supplemental disclosure of cash flow information:

     Cash paid during the period for interest                                         $    117,326    $     123,700

Supplemental Schedule of Non-cash Investing and Financing Activities:

     For the Nine Months Ended September 30, 2002:

       Issued 13,394,216 shares of Class A common stock for $1,064,970 in subscriptions receivable.

       Warrants for the purchase of 625,000 shares of Class A common stock expired in the amount of $1,472,400.

     For the Nine Months Ended September 30, 2001:

       Preferred stock dividends of $9,281 were accrued on Series D and Series F preferred stock.

       164,500 shares of Series D preferred stock and related dividends of $320,949 were converted into 13,978,440 shares of Class A common stock.

       6,073 shares of Series F preferred stock and related dividends of $6,853 were converted into 519,067 shares of Class A common stock.

       Warrants for the purchase of 250,000 shares of Class A common stock valued at $62,500 were issued in payment for a perpetual, nonexclusive technology license.

       A non-interest bearing promissory note was issued in the amount of $2,600,000 to purchase 1,780,818 shares of Series A preferred stock of Audium Corporation.



     See accompanying notes to condensed consolidated financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated financial statements of Fonix Corporation and subsidiaries (collectively, the "Company" or "Fonix") have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading.

These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented. The Company's business strategy is not without risk, and readers of these condensed consolidated financial statements should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in the Company's 2001 Annual Report on Form 10-K.

Operating results for the nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. The Company suggests that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's 2001 Annual Report on Form 10-K.

Business Conditions - The Company's revenues increased from $265,646 for the three months ended September 30, 2001 to $834,076 for the three months ended September 30, 2002, and from $505,927 for the nine months ended September 30, 2001 to $1,812,057 for the nine months ended September 30, 2002. However, the Company has incurred significant losses since inception, including a loss of $16,938,542 for the nine months ended September 30, 2002. The Company incurred negative cash flows from operating activities of $8,248,438 during the nine months ended September 30, 2002. Sales of products and revenue from licenses based on the Company's technologies have not been sufficient to finance ongoing operations. As of September 30, 2002, the Company had negative working capital of $12,691,039 and an accumulated deficit of $191,047,898. The Company has drawn all but $2,228,830 of the capital available under its first two equity lines of credit. The Company will not be able to make draws under its third equity line of credit until a registration statement covering the shares of common stock to be issued in connection with that third equity line is declared effective by the SEC. The Company filed the registration statement for the third equity line on June 27, 2002. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors, including the Company's success in (1) increasing license, royalty, product, and services revenues, (2) raising sufficient additional debt or equity funding and (3) minimizing or decreasing operating costs. The accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. As of September 30, 2002 and 2001, there were outstanding common stock equivalents to purchase 30,896,570 and 22,750,815 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following tables are reconciliations of the net loss numerator of basic and diluted net loss per common share for the three months and nine months ended September 30, 2002 and 2001:

                                           Three months ended September 30,
                                          2002                          2001
                                --------------------------   ---------------------------

                                                 Per Share                    Per Share
                                   Amount         Amount         Amount         Amount
Net loss attributable to
common stockholders             $ (6,155,490)     $ (0.01)   $ (5,883,600)      $ (0.02)
                                =============     ========   ==============     ========

Weighted-average common shares
    outstanding                   482,410,556                   239,108,716
                                ==============               ==============



                                                           Nine months ended September 30,


                                                         2002                           2001
                                               ---------------------------     ---------------------------
                                                                Per Share                      Per Share
                                                  Amount         Amount          Amount         Amount

Net loss                                       $ (16,938,542)                  $(16,637,540)

Preferred stock dividends                                 -                          (9,281)
                                               -------------                   -------------

Net loss attributable to
common stockholders                            $ (16,938,542)    $ (0.04)      $ (16,646,821)     $ (0.08)
                                               ==============    =========     =============      ========

Weighted-average common shares
     outstanding                                  448,619,260                    218,225,768
                                                  ===========                    ===========


Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 3 and 5).

Other Comprehensive Income (Loss) - Other comprehensive income (loss) presented in the accompanying condensed consolidated financial statements consists of cumulative foreign currency translation adjustments. The Company had no items of comprehensive loss prior to April 1, 2001.

Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard did not have an impact on the Company's financial position and results of operations.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Effective January 1, 2002, the Company adopted the requirements of SFAS No. 142. Accordingly, effective January 1, 2002, amortization of goodwill and intangible assets with indefinite lives was discontinued. Other intangible assets will continue to be amortized over their respective useful lives.

During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess the

Company's goodwill and intangible assets with indefinite lives for impairment. The resulting appraisal indicated no impairment and the application of the test for impairment required by SFAS No. 142 had no effect on the Company's financial position or results of operations, except for the change in amortization of goodwill and intangible assets with indefinite lives described in the preceding paragraph.

In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company's adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishments such that they are not required to be classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company will be required to apply the provisions of this standard to transactions occurring after December 31, 2002. The adoption of this standard in 2003 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The Company will be required to apply this statement prospectively for any exit or disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

Revenue Recognition - The Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. The Company generates revenues from licensing the rights to its software products to end users and from royalties. It also generates service revenues from the sale of consulting and development services.

Revenues of all types are recognized when contingencies such as conditions of acceptance of functionality, rights of return and price protection are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. The completed-contract method is used because the contracts are either short-term in duration or the Company is unable to make reasonably dependable estimates of the costs of the contracts. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.

Revenue for products distributed through wholesale and retail channels and resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Revenue for these products is recognized when the right of return on such products has expired, typically when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective. Price protection is offered to distributors in the event we reduce the price on any specific product. Such price protection is generally offered for a specific time period in which the distributor must make a claim. Resulting revenue recognized reflects the reduced price. Slotting fees paid by the Company for favorable placement in retail outlets are recorded as a reduction in gross revenues.

When arrangements to license software products do not require significant production, modification or customization of software, revenues from licenses and royalties are recognized when persuasive evidence of a licensing arrangement exists, delivery of the software has occurred, the fee is fixed or determinable and collectibility is probable. Post-contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes, and upgrades. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the related contracts.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements and support and upgrade obligations using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed, and other related factors.

Deferred revenue at September 30, 2002, and December 31, 2001, consisted of the following:


                                                                                      September 30,           December 31,
Description                                   Criteria for Recognition                     2002                   2002
---------------------------         ----------------------------------            ----------------------  --------------------
Deferred unit royalties             Delivery of units to end users or
and licence fees                    expiration of contract                        $              938,891  $            945,814
Engineering projects not            Completion of work and acceptance
completed                           of completed work by customer                                125,000                62,500
Deferred customer                   Expiration of period covered by
support                             support agreement                                             21,697                41,535
                                                                                  ----------------------  --------------------
Total deferred revenue                                                            $            1,085,588  $          1,049,849
                                                                                  ======================  ====================


Cost of revenues from license, royalties and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel compensation, amortization of capitalized speech software costs, licensed technology and other related costs. Cost of service revenues consists of personnel compensation and other related costs.

Speech software technology development and production costs - All costs incurred to establish the technological feasibility of speech software technology to be sold, leased or otherwise marketed are charged to product development and research expense. Technological feasibility is established when a product design and a working model of the software product have been completed and confirmed by testing. Costs to produce or purchase speech software technology incurred subsequent to establishing technological feasibility are capitalized. Capitalization of speech software costs ceases when the product is available for general release to customers. Costs to perform consulting or development services applications are charged to cost of revenues in the period in which the corresponding revenues are recognized. Cost of maintenance and customer support are charged to expense when related revenue is recognized or when these costs are incurred, whichever occurs first.

Capitalized speech software technology costs are amortized on a product-by-product basis. Amortization is recognized from the date the product is available for general release to customers as the greater of (a) the ratio that current gross revenue for a product bears to total current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the products. Amortization is charged to cost of revenues.

The Company assesses unamortized capitalized speech software costs for possible write down on a quarterly basis based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support. The amount by which the unamortized capitalized costs of a speech software product exceed the net realizable value of that asset are written off.

Reclassifications - Certain reclassifications have been made in the prior period condensed consolidated financial statements to conform with the current period presentation.

2. CONVERTIBLE NOTES RECEIVABLE

On December 1, 2001, the Company, as the lender, established a revolving line of credit and received a convertible promissory note from Unveil Technologies, Inc. ("Unveil"), that permitted Unveil to draw up to $2,000,000 for operations and other purposes. Unveil is a developer of natural language understanding solutions for customer resource management ("CRM") applications. Fonix intends to obtain a license to Unveil's applications when completed and has made the loan to Unveil to facilitate and expedite the development and commercialization of Unveil's speech-enabled CRM software. Draws on the line of credit bear interest at an annual rate of seven percent, which interest was payable quarterly beginning June 30, 2002. The Company extended the interest due date to December 31, 2002. The balance due under the line of credit is secured by Unveil's CRM software and related source code and other assets of Unveil. The Company is a senior creditor to Unveil. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of Unveil at the Company's option. Based upon borrowings through September 30, 2002, such conversion at that date would have represented approximately 12 percent of the issued and outstanding common stock of Unveil.

During the nine months ended September 30, 2002, Unveil drew $820,000 on the line of credit, bringing total draws on the line of credit to $1,450,000 as of September 30, 2002. Due to limited resources available to the Company, only minimal requests for funding by Unveil under the line of credit have been met. This limitation in funding has resulted in a deterioration of Unveil's financial condition and has caused Unveil to slow its development process. Accordingly, due to Unveil's financial condition, the Company recorded an impairment loss as of September 30, 2002 in the amount of $1,523,842, consisting of the outstanding balance on the line of credit plus accrued interest thereon as of that date. The Company intends to pursue its rights to the collateral under the note receivable if the outstanding balance is not paid on December 31, 2002, but may continue to advance available funds to Unveil to permit continued development and commercialization of the CRM software. Future amounts advanced to Unveil, if any, will be included in product research and development expenses in the periods incurred. The Company advanced $100,000 to Unveil in October 2002 for such development expenses that will be reflected in the results of operations for the fourth quarter of 2002.

3. INVESTMENT IN AFFILIATE

In February 2001, the Company entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of the Company's technologies with Audium's mobile applications development capability.

Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001 the Company advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of five percent per year and has a term of four years. The Audium Note is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock") and is secured by Audium's intellectual property.

Management determined that a 12 percent annual interest rate appropriately reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the three months and nine months ended September 30, 2002, the Company recorded interest income of $10,089 and $29,127 , respectively, including contractual and imputed interest. As of September 30, 2002, the balance of the Audium Note was $336,292, net of the unaccreted discount of $63,708.

Investment in Affiliate - In April 2001, the Company entered into a stock purchase agreement with Audium, wherein the Company agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, the Company paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Each share of Audium Preferred Stock is convertible into one share of Audium's common stock.

At closing, Audium issued 14 Audium Preferred Share certificates to Fonix, each certificate for 136,986 shares, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock. To date, payments aggregating $1,815,000 have been made and certificates representing 1,232,874 shares have been released to the Company.

The investment in Audium does not provide the Company with rights to any technology developed by Audium, but the Company must obtain a license should it choose to do so. The Company does not own an interest sufficient to control Audium, even if it were to convert the Audium Note to Audium Preferred Stock. Accordingly, Fonix does not benefit directly from the research and development being done by Audium. As a result, the Company has determined that it is appropriate to account for its investment, which represents 26.7 percent of Audium's voting stock, under the equity method and not as a research and development arrangement. Accordingly, for the three months and nine months ended September 30, 2002, the Company recognized losses consisting of the following:


                                                                             Three Months                 Nine months
                                                                                 Ended                       Ended
                                                                             September 30,               September 30,
                                                                                 2002                         2002
                                                                        -----------------------      ----------------------
Company share of Audium net loss                                        $                89,124      $              208,602
Amortization of difference between purchase price of Audium Preferred
Stock and Company's share of Audium's net stockholders' deficit         $                41,826      $              125,475
                                                                        -----------------------      ----------------------
Total equity in loss of affiliate                                       $               130,950      $              334,077
                                                                        =======================      ======================

The difference between the total purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit at the time of the purchase was $2,700,727, which was allocated to completed core technology. The excess purchase price allocated to the completed core technology is being amortized on a straight- line basis over a period of eight years.

The fair value of this investment is determined based on Audium's estimated future net cash flows considering the status of Audium's product development. The Company evaluates this investment for impairment annually and more frequently if indications of decline in value exist. An impairment loss that is other than temporary is recognized during the period it is determined to exist. An impairment is determined to be other-than-temporary if estimated future net cash flows are less than the carrying value of the investment. If projections indicate that the carrying value of the investment will not be recoverable, the carrying value is reduced by the estimated excess of the carrying value over the estimated discounted cash flows. At December 31, 2001, the Company evaluated the estimated future net cash flows, given the status of Audium's product development. From this evaluation , the Company determined that an impairment loss of $823,275 should be recorded. No subsequent impairment loss has been recorded.

Note Payable to Affiliate - The Fonix Note bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year. The Company owes Audium $987,500 under the Fonix Note. The Company is currently negotiating a new payment schedule for payment of this amount. If the Company is not able to agree on a new payment schedule, then Audium may declare a default under the Fonix Note and exercise its rights under the Fonix Note, including the right to foreclose on approximately 684,930 shares of Audium Preferred Stock held as collateral for the Fonix Note. No events of default have occurred to date.

Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and the Company recorded a present value of $2,370,348 for the note payable. For the three months and nine months ended September 30, 2002, the Company recorded interest expense of $29,875 and $85,303, respectively, related to this note.

4. INTANGIBLE ASSETS

The Company adopted the provisions of SFAS No. 142 on January 1, 2002. Under the new standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The Company has performed the required impairment tests of goodwill and indefinite-lived intangible assets. There was no impairment of goodwill or intangible assets upon the Company's adoption of SFAS No. 142. Upon the Company's adoption of SFAS No. 142, the Company also reassessed the estimated useful lives of intangible assets subject to amortization.

Intangible assets consist of speech software technology, customer relationships, trademarks, patents and goodwill arising from the purchase of assets from Force Computers, Inc., and the acquisition of AcuVoice, Inc. Also included are direct costs incurred by the Company in applying for patents covering its internally developed speech software technologies. As of September 30, 2002, and December 31, 2001, amortized intangible assets consisted of the following:


                                                        September 30, 2002                           December 31, 2001
                                            ------------------------------------------  --------------------------------------------
                                                    Gross                                      Gross
                                                  Carrying            Accumulated             Carrying              Accumulated
                                                   Amount             Amortization             Amount              Amortization
                                            --------------------- --------------------  --------------------   ---------------------
Speech software technology                  $             978,582 $           (78,298)  $            978,582                     -0-
Customer relationships                                    306,000              (22,950)              306,000                     -0-
Patents                                                   164,460            (159,064)               164,460               (145,522)
                                            --------------------- --------------------  --------------------   ---------------------
Total                                       $           1,449,042 $          (260,312)  $          1,449,042   $           (145,522)
                                            ===================== ====================  ====================   =====================

In addition, the Company has trademarks not subject to amortization, recorded at a carrying value of $42,000 at September 30, 2002, and December 31, 2001. This asset is considered to have an indefinite useful life.

Except for capitalized speech software technology that is amortized on the basis described in Note 1, amortization of intangible assets is computed on a straight-line basis over their estimated useful lives, which range from one to ten years. As of January 1, 2002, the weighted-average estimated amortization periods were as follows: total - 9.7 years; speech software technology - 9.7 years; customer relationships - 10.0 years; and patents - 0.6 years. Intangible assets subject to amortization will not have any significant residual value at the end of their estimated useful lives. Estimated future amortization expense for intangible assets subject to amortization for each of the following five years is as follows:


For the Year Ended December 31,                            Amount
--------------------------------                           ------
                     2002                                  $ 41,972
                     2003                                  134,996
                     2004                                  134,996
                     2005                                  134,996
                     2006                                  124,100

Accumulated amortization of goodwill was $2,295,598 at both September 30, 2002, and December 31, 2001. In accordance with the provisions of SFAS No. 142, the Company no longer amortizes goodwill.

The amortization expense for capitalized speech software technology is included in cost of revenue. For the nine months ended September 30, 2002 and 2001, the amortization expense included in cost of revenues was $78,297 and $1,368,330, respectively. During the three months ended December 31, 2001, the Company recognized an impairment loss on its speech software technology amounting to $5,832,217, and its handwriting recognition technology amounting to $2,056,295, both of which were included in cost of revenues for that period.

The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event were to occur, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset would not be recoverable, the carrying value of long-lived assets, other than speech software technology, would be reduced by the estimated excess of the carrying value over the projected discounted cash flows. Speech software technology would be accounted for as described in Note 1.

During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess the Company's goodwill and intangible assets with indefinite lives for impairment. The resulting appraisal indicated no impairment, and therefore management of the Company did not consider goodwill or other intangible assets to be impaired. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's goodwill and other intangible assets could be severely and negatively impacted. The accompanying condensed consolidated financial statements have been prepared based on management's estimates of realizability, which estimates may change due to factors beyond the control of the Company. Upon initial application of SFAS No. 142, the Company reassessed the useful lives of its intangible assets and determined that no changes to estimated useful lives were necessary as of September 30, 2002.

Goodwill amortization expense was $454,284 during the nine months ended September 30, 2001, and $604,105, $604,105 and $604,105 during the years ended December 31, 2001, 2000, and 1999, respectively. The effects on loss before extraordinary item, net loss and basic and diluted loss per share of excluding such goodwill amortization from the nine months ended September 30, 2002 and 2001, and from the years ended December 31, 2001, 2000, and 1999 is as follows:


                                           For the Nine months Ended                  For the Years Ended December 31,
                                      ------------------------------------  -----------------------------------------------------
                                        September 30,      September 30,          2001               2000              1999
                                            2002               2001
                                      -----------------  -----------------  -----------------  -----------------  ---------------
Loss before extraordinary item, as
  reported                            $    (16,938,542)  $    (16,723,725)  $    (31,059,791)  $    (22,810,677)  $  (22,136,276)
Loss before extraordinary item,
  excluding goodwill amortization     $    (16,938,542)  $    (16,723,725)  $    (30,455,686)  $    (22,206,572)  $  (21,532,171)
                                      =================  =================  =================  =================  ===============
Net loss, as reported                 $    (16,938,542)  $    (16,723,725)  $    (31,059,791)  $    (22,761,229)  $  (21,662,419)
Add back goodwill amortization                          -          454,284            604,105            604,105          604,105
                                      -----------------  -----------------  -----------------  -----------------  ---------------
Net loss, excluding goodwill
  amortization                        $    (16,938,542)  $    (16,269,441)  $    (30,455,686)  $    (22,157,124)  $  (21,058,314)
                                      =================  =================  =================  =================  ===============
Basic and diluted loss per share:

   Loss before extraordinary item,
     as reported                      $          (0.04)  $          (0.08)  $          (0.13)  $          (0.16)  $        (0.32)
   Loss before extraordinary item,
     excluding goodwill amortization  $          (0.04)  $          (0.08)  $          (0.13)  $          (0.16)  $        (0.31)
                                      =================  =================  =================  =================  ===============
   Net loss, as reported              $          (0.04)  $          (0.08)  $          (0.13)  $          (0.16)  $        (0.31)
   Net loss, excluding goodwill       $          (0.04)  $          (0.07)  $          (0.13)  $          (0.16)  $        (0.30)
     amortization
                                      =================  =================  =================  =================  ===============


5.  PROMISSORY NOTE

In December 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force"). As part of the purchase price Fonix issued a non-interest bearing promissory note in the amount of $1,280,000 (the "Force Note"). Installment payments under the Force Note are due over the 12 month period following the date of purchase. Management determined that a seven percent annual interest rate reflects the risk characteristics of the Force Note. Accordingly, interest has been imputed at seven percent, and the Company recorded a discount of $40,245. For the three months and nine months ended September 30, 2002, the Company recorded interest expense of $5,258 and $33,630, respectively, related to the Force Note.

As collateral for the Force Note, 7,000,000 shares of the Company's Class A common stock were placed into escrow. To date, all required payments have been made. As of September 30, 2002, payments amounting to $250,000 remained outstanding under the Force Note. No additional payments have been made as of November 11, 2002.

6. NOTES PAYABLE - RELATED PARTIES

Two executive officers of the Company (the "Lenders") sold shares of the Company's Class A common stock owned by them and advanced the resulting proceeds amounting to $333,308 to the Company under the terms of a revolving line of credit and related promissory note. The funds were advanced for use in Company operations. The advances bear interest at 10 percent per annum, and are payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, is due and payable on June 10, 2003. Any time after December 11, 2002, all or part of the outstanding balance and unpaid interest may be converted at the option of the Lenders into shares of Class A common stock of the Company. The conversion price is the average closing bid price of the shares at the time of the advances. If converted, the conversion amount is divided by the conversion price to determine the number of shares to be issued to the Lenders. To the extent the market price of the Company's shares is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the shares. A beneficial conversion feature of $14,917 was recorded as interest expense in connection with this transaction. The Lenders may also receive additional compensation as determined appropriate by the Board of Directors. In October 2002, the Lenders pledged 1,234,622 shares of the Company's Class A common stock to the Equity Line Investor in connection with an advance of $182,676 to the Company under the Third Equity Line (see Note 7 below). The Equity Line Investor subsequently sold the pledged shares and applied the proceeds in reduction of the advance. The value of the pledged shares of $74,077 was treated as an additional advance from the Lenders.

The aggregate advances of $407,385 are secured by the Company's intellectual property rights.

7. EQUITY LINES OF CREDIT

Equity Line of Credit - On August 8, 2000, the Company entered into a Private Equity Line Agreement (the "Initial Equity Line") with a private investor (the "Equity Line Investor"), which gave the Company the right to draw up to $20,000,000 for Company operations and other purposes through a mechanism of draws and puts of stock. The Company was entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued was determined by dividing the dollar amount of the draws by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading- day period following the date the Company tendered the put notice to the Equity Line Investor. The Equity Line Investor funded the amounts requested by the Company within two trading days after the seven trading-day period.

On May 8, 2002, the Company and the Equity Line Investor amended the Initial Equity Line to increase the balance available under the Equity Line from $20,000,000 to $22,000,000. Accordingly, as of May 8, 2002, $2,000,000 was
available to be drawn under the Equity Line.

During the nine months ended September 30, 2002, 40,692,920 shares of Class A common stock were issued in connection with draws under the Initial Equity Line of $3,633,817. From inception of the Initial Equity Line through September 30, 2002, 91,083,516 shares of Class A common stock were issued in connection with draws of $20,617,324. As of November 11, 2002, $1,382,676 remains unutilized under the Initial Equity Line, as amended; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is unavailable to the Company at this time.

Second Equity Line of Credit - On April 6, 2001, the Company entered into a second equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the Initial Equity Line.

During the nine months ended September 30, 2002, 93,586,995 shares of Class A common stock were issued in connection with draws amounting to $5,728,846. From inception of the Second Equity Line through September 30, 2002, 211,600,000 shares of Class A common stock were issued in connection with draws of $19,153,846. As of

November 11, 2002, $846,154 remains unutilized under the Second Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is unavailable to the Company at this time.

Third Equity Line of Credit - On June 27, 2002, the Company entered into a third equity line agreement (the "Third Equity Line") with the Equity Line Investor. Under the Third Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the Initial Equity Line. On June 27, 2002, the Company filed with the SEC a registration statement on Form S-2 to register the resale of up to 200,000,000 shares of the Company's Class A common stock by the Equity Line Investor. As of November 11, 2002, the registration statement had not been declared effective by the SEC, and as such, the Company was unable to draw funds under the Third Equity Line as of that date. Prior to September 30, 2002, the Equity Line Investor advanced the Company $182,676 against future draws on the Third Equity Line. As of November 11, 2002, no shares had been issued under the Third Equity Line.

Subscriptions Receivable - Proceeds from certain draws on the equity lines prior to December 31, 2001 had not been received by the Company as of those dates. The cash proceeds in the amount of $852,970 were subsequently received in January 2002.

8.  COMMON STOCK, STOCK OPTIONS AND WARRANTS

Class A Common Stock - During the nine months ended September 30, 2002, 134,279,915 shares of Class A common stock were issued in connection with draws on the equity lines (see Note 7). No shares of Class A common stock were issued as a result of the exercise of stock options or warrants during the same period.

Stock Options - During the nine months ended September 30, 2002, the Company granted options to employees to purchase 5,239,000 shares of Class A common stock and granted options to directors to purchase 1,000,000 shares of Class A common stock. The options have exercise prices ranging from $0.05 to $0.11 per share, which were the quoted fair market price of the stock on the dates of grant. Of the options granted during this nine-month period, 5,239,000 vest over the three years following issuance and 1,000,000 vested immediately. These options expire within ten years from the date of grant if not exercised. Using the Black-Scholes pricing model, the weighted average fair value of the employee and director options were $0.08 and $0.04 per share, respectively. As of September 30, 2002, the Company had a total of 28,479,903 options to purchase Class A common shares outstanding.

Warrants - As of November 11, 2002, the Company had warrants to purchase a total of 2,250,000 shares of Class A common stock outstanding that expire beginning in 2002 through 2010. Warrants issued for services were recorded at their fair value determined using the Black-Scholes pricing model. The resulting values were recorded in operating expenses in the periods covered by the services rendered. Warrants for the purchase of 300,000 shares of Class A common stock were issued in January 2000 for consulting services rendered. The warrants were issued at $47,000 using the Black-Scholes pricing model assuming risk-free interest rate of 5.7%, expected exercise life of 5 years, and volatility of 102%. The warrants were issued with exercise prices ranging from $0.28 to $1.25, vested during the year ended December 31, 2000 and expire January 2003.

9.  FONIX UK, LTD.

On May 30, 2002, the Company established Fonix UK, Ltd., a United Kingdom subsidiary, ("Fonix UK"). Fonix UK will facilitate the Company's sales, marketing and product development opportunities in Europe. To date, Fonix UK has no operations.

10. COMMITMENTS AND CONTINGENCIES

Until the registration statement covering shares for the Third Equity Line is declared effective by the SEC, the Company is unable to draw funds from the Third Equity Line. Consequently, the Company's cash resources are limited to collections from customers and loans, which are not sufficient to cover operating expenses. As a result, payments to employees and vendors have been delayed since June 2002. Employees have been paid through June

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15, 2002. Subsequent to June 30, 2002, advances have been made to certain employees on the basis of financial need as determined by the individual circumstances of each employee. Payments amounting to approximately $252,000 have been made on this basis through December 10, 2002. Forty-one employees of Fonix have quit or been terminated between July 1, 2002 and December 10, 2002. No stoppage in work has occurred as a result of nonpayment or delayed payment of compensation to date, nor have deliveries to customers been effected. Certain payments to vendors deemed to be critical to the Company's ongoing operations have been made. To date, no critical services have been stopped as a result of nonpayment or delayed payment. At December 10, 2002, unpaid compensation payable to current and former employees amounted to approximately $4,200,000 and vendor accounts payable amount to approximately $2,348,000. The Company has not been declared in default under the terms of any material agreements.

11. ANNUAL SHAREHOLDERS' MEETING

On July 12, 2002, the Company held its Annual Meeting of Shareholders in Boston, Massachusetts. The record date for the meeting was May 24, 2002, on which date there were 482,805,888 shares of the Company's Class A common stock outstanding.

The first matter voted upon at the meeting was the election of directors. The following directors were elected:


                                  SHARES                           SHARES
DIRECTOR                      VOTED IN FAVOR                    VOTED AGAINST
--------                      --------------                    -------------
Thomas A. Murdock               399,431,186                      11,146,172
Roger D. Dudley                 399,361,304                      11,216,084
John A. Oberteuffer, Ph.D       404,903,223                       5,674,135
William A. Maasberg, Jr.        403,439,549                       7,137,809
Mark S. Tanner                  403,604,229                       6,973,129

The second matter voted upon at the meeting was the approval of a proposed amendment to the Company's Certificate of Incorporation to increase the authorized capital stock of the Company to include 800,000,000 shares of Class A Common Stock. The results of the voting were 397,433,216 shares in favor, 11,766,861 shares against, and 1,377,311 shares withheld or abstaining.

12. SUBSEQUENT EVENTS

Series D Convertible Debentures - On October 11, 2002, the Company entered into a Securities Purchase Agreement with Breckenridge Fund, LLC ("Breckenridge"), an unaffiliated third party, for the issuance of the Company's Series D 12% Convertible Debentures (the "Debentures") in the aggregate principal amount of $1,500,000. The outstanding principal amount of the Debentures is convertible at any time at the option of the holder into shares of the Company common stock at a conversion price equal to the average of the two lowest closing bid prices of the Company's Class A common stock for the twenty trading days immediately preceding the conversion date multiplied by 90%. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, the Company is required to make principal payments of $250,000, plus accrued interest.

In connection with the sale of the Debentures, the Company issued, as collateral to secure its performance under the Debenture, 83,333,333 shares of Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares will not be released to Breckenridge unless the Company is delinquent with respect to payments under the Debenture. Additionally, as further consideration for the sale of the Debentures, the Company issued 7,777,778 shares to Breckenridge (the "Additional Shares") which were were valued at $0.052 per share, the market value of the stock on the date of the

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transaction. In connection with this transaction, in the fourth quarter of 2002, the Company recorded a discount of $404,444 on the Debentures from the allocation of a portion of the proceeds to the Additional Shares and recorded an additional discount of $571,111 from the beneficial conversion option associated with the Debentures, both of which will be amortized as interest expense over the life of the Debentures.

In connection with the sale of the Debentures, the Company agreed to register the resale of shares of the Class A common stock underlying the Debentures, the Collateral Shares, and the Additional Shares.

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